As filed with the Securities and Exchange Commission on November 26, 2001
Registration No. 333-73174

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ALLIANT TECHSYSTEMS INC.
(Exact name of registrant as specified in charter)

Delaware (State or other jurisdiction of incorporation or organization)	41-1672694 (I.R.S. Employer Identification No.)

5050 Lincoln Drive
Edina, Minnesota 55436
Telephone: (952) 351-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ann D. Davidson, Esq.
Vice President and General Counsel
Alliant Techsystems Inc.
5050 Lincoln Drive
Edina, Minnesota 55436
Telephone: (952) 351-3000
(Name, address including zip code, and telephone number, including area code, of agent for service)

Copies to:
Amy E. Ayotte, Esq. Dorsey & Whitney LLP Suite 1500 50 South Sixth Street Minneapolis, Minnesota 55402 (612) 340-2600	William J. Whelan, III, Esq. Cravath, Swaine & Moore Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

          Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated November 26, 2001

PROSPECTUS

3,048,780 Shares

Alliant Techsystems Inc.

Common Stock

        The shares of common stock are being sold by the selling stockholder. Our common stock is listed on the New York Stock Exchange under the symbol “ATK.” On November 23, 2001, the last reported sale price of our common stock was $82.45 per share.

          Investing in the shares involves risks. “Risk Factors” begin on page 9.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to selling stockholder	$	$

        We have granted the underwriters a 30-day option to purchase up to an additional 457,317 shares of our common stock from us on the same terms and conditions as set forth above to cover over-allotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about              , 2001.

LEHMAN BROTHERS

CREDIT SUISSE FIRST BOSTON

                    , 2001
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Small Caliber Ammunition [PHOTO OF ASSORTED SMALL CALIBER AMMUNITION]	Tank Ammunition [PHOTO OF ASSORTED TANK AMMUNITION]

Objective Individual Combat Weapon

[PHOTO OF SOLDIER HOLDING AN OICW FIREARM]

Medium Caliber Ammunition [PHOTO OF ASSORTED MEDIUM CALIBER AMMUNITION]	Fuzes [PHOTO OF ASSORTED FUZES]

Defense

[LOGO]

          You should rely only on the information contained in this prospectus or in documents to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell the shares of common stock that are being offered. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of the prospectus.

SUMMARY

          This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock, and you should read this prospectus in its entirety.

          On November 6, 2001, we entered into an agreement to purchase the ammunition and related products business, known as the Sporting Equipment Group or SEG, of Blount International, Inc. for stock with a value of approximately $250 million, subject to adjustment, plus a nominal amount of cash. On April 20, 2001, we purchased Thiokol Propulsion Operations, a Division of Cordant Technologies, Inc., known as Thiokol, from Alcoa Inc. for $708.3 million in cash. Pro forma information presented in this prospectus that gives effect to the Thiokol acquisition and the related financing and the SEG acquisition is presented as if each had occurred on April 1, 2000, the beginning of our most recently completed fiscal year, for purposes of income statement information, and on September 30, 2001 for purposes of balance sheet information. Pro forma information presented in this prospectus gives effect to the Thiokol acquisition and related financing only, unless specifically indicated to include SEG.

          Unless otherwise indicated, as used in this prospectus, the terms “we,” “our” and “us” refer to Alliant Techsystems Inc. and our subsidiaries. Our fiscal year ends on March 31 of each year. When we refer to a fiscal year, such as fiscal 2001, we are referring to the fiscal year ended on March 31 of that year. The fiscal year of both SEG and Thiokol historically ended on December 31 of each year, but will now end on March 31 of each year. For purposes of the pro forma combined income statement and other operating data, we have combined our historical results for the year ended March 31, 2001 with the historical results of SEG and Thiokol for the year ended December 31, 2000, and our historical results for the six months ended September 30, 2001 with the historical results of SEG for the six months ended June 30, 2001 and the historical results of Thiokol for the period from April 1, 2001 to April 19, 2001.

Our Company

          We are the world’s largest manufacturer and developer of solid propulsion systems. Our propulsion systems are used for a variety of applications, including manned and unmanned space vehicles and strategic and tactical missile systems. We are the sole supplier of the reusable solid rocket motor for use on the National Aeronautics and Space Administration, or NASA, space shuttle. We are also a leading developer, manufacturer and supplier of small, medium and large caliber ammunition, and are the principal manufacturer and supplier of small caliber ammunition for the U.S. Department of Defense. Following completion of the SEG acquisition, we will also be a leading supplier of ammunition to federal and local law enforcement agencies and commercial markets. During fiscal 2001, approximately 81% of our pro forma sales were to the U.S. Government, including NASA, the U.S. military and its prime contractors. We supply a wide variety of the most advanced weapons systems and composite structures to many of the world’s leading aerospace and defense prime contractors. Our customers include Boeing, Lockheed Martin, Orbital Sciences, Bell Helicopter, Textron, TRW, Raytheon and Ball Aerospace. For fiscal 2001, on a pro forma basis, we generated sales of $1.75 billion, earnings before interest and income taxes, or EBIT, of $216.3 million and net income of $70.8 million.

          We have two operating segments: Aerospace and Defense. Within these two segments, we have four business “lanes”, which represent our core competencies: (i) propulsion and (ii) composites, each of which falls within our Aerospace segment; and (iii) conventional munitions and (iv) precision capabilities, each of which falls within our Defense segment.

          Aerospace Segment.    Our Aerospace segment designs, develops and manufactures solid propulsion systems and composite structures for space launch vehicles and tactical and strategic missiles, composite structures for satellites, military hardware and military and commercial aircraft and advanced warheads for tactical missiles. For fiscal 2001, on a pro forma basis, this segment contributed approximately 62% of our sales and 74% of our EBIT.

          Defense Segment.    Our Defense segment designs, develops and manufactures small, medium and large caliber ammunition, commercial gunpowder, munition propellants, barrier systems, electronic warfare systems, electronic support equipment, missile warning systems, infantry weapons systems, electro-mechanical and electronic fuzes, smart weapons, sensors, demolition systems and batteries for military and aerospace applications. For fiscal 2001, on a pro forma basis, this segment contributed approximately 38% of our sales and 26% of our EBIT.

The Sporting Equipment Group Acquisition

          On November 6, 2001, we entered into an agreement to purchase the ammunition and related products business, known as the Sporting Equipment Group or SEG, of Blount International, Inc. for stock with a value of approximately $250 million, subject to adjustment, plus a nominal amount of cash. The stock component will be paid by delivery of approximately 2.9 million to 3.0 million shares of our common stock, based upon the market price of our common stock prior to closing. The shares to be received by Blount International in connection with the acquisition are being offered pursuant to this prospectus. If the value of the shares received exceeds $250 million, Blount International will pay us a cash adjustment of up to $5 million upon completion of this offering. The purchase price is also subject to an additional post-closing adjustment based on the net book value of the business at closing. It is possible that, at the time of the proposed closing of this offering, we will not have received clearance from the Federal Trade Commission and the U.S. Department of Justice as required in order to acquire SEG. In that event, while the common stock being offered will be freely tradeable without restrictions, the proceeds due to Blount from this offering will be temporarily placed into escrow as further described under “The Sporting Equipment Group Acquisition”.

          SEG is a leading manufacturer of small caliber ammunition, reloading equipment, gun care products and accessories, and distributor of imported sports optical products for the shooting sports and law enforcement markets. It has served its markets for more than 75 years. SEG’s product line is constituted of established brand names such as Federal®, Speer®, Outers®, CCI®, Simmons® and Weaver®, among others. Management of SEG estimates that SEG provided over two-thirds of all pistol ammunition sold to law enforcement in the U.S. in calendar year 2000. Annual industry sales to hunting and shooting sports enthusiasts in the United States are estimated by SEG’s management to be $1.6 billion, with ammunition and related products accounting for approximately $700 million. For calendar year 2000, SEG generated sales of $314.3 million and EBIT of $36.9 million.

          We believe that the acquisition of this business will provide us with significant strategic, operational and financial benefits. Strategically, the acquisition strengthens and broadens our current munitions business lane, particularly in the small caliber ammunition area. The acquisition will enable us to enter the civil and law enforcement ammunition markets and, we believe, to expand more rapidly into product lines such as “environmentally friendly” and less lethal ammunition being developed for both the military and law enforcement markets.

          From an operations perspective, we believe that the acquisition will provide us with significant synergies in raw material procurement, increased efficiencies in small caliber ammunition manufacturing and new process development. The business being acquired consumes many of the same raw materials as used in our existing small caliber manufacturing process, and we expect both businesses to benefit from a common and coordinated procurement approach. Both operations have different areas of manufacturing strengths for various product lines. With the acquisition, we believe that we will have the ability to maximize individual site capabilities for additional operational improvements and efficiencies.

          From a financial perspective, we believe that the acquisition will be accretive and will contribute towards our long-standing commitment to deliver 15% average annual earnings per share growth. The acquisition accelerates our top-line growth, improves our financial ratios with respect to our outstanding long-term debt, and provides additional cash flow for other potential acquisitions or further debt reduction.

Competitive Strengths

          We believe that we maintain a strong competitive position in each of our markets as a result of numerous factors, including the following:

Leading Market Position

          We are the sole manufacturer and supplier of many of our core products. This has enabled us to maintain leading market positions in our anchor propulsion and munitions business lanes, and to position our precision capabilities and composite structures business lanes to grow significantly in the future. We believe our success is attributable to our focus on safe operations, our emphasis on manufacturing process control, our market position, our technological advantages, our world-class facilities and our role as a valued and strategic supplier to the U.S. Government and to major aerospace and defense prime contractors.

Aerospace.

Propulsion.    As a result of the Thiokol acquisition, we are the world’s largest manufacturer of solid rocket propulsion systems supplying propulsion for space launch, strategic missile systems, tactical missiles and missile defense programs. We are the sole supplier of the reusable solid rocket motor for NASA’s space shuttle. There is currently no viable domestic alternative to the space shuttle or the solid rocket motors that we provide for it. We are also the principal manufacturer and supplier of solid rocket propulsion systems for a variety of commercial and military launch programs including Delta II, Delta III, Delta IV, Titan IVB, Atlas IIAS, Athena, Pegasus, Minotaur and Taurus. We are one of four suppliers of propulsion systems for tactical missiles, including programs such as the Advanced Medium-Range Air-to-Air Missile, or AMRAAM, as well as the AIM-9x Sidewinder, Hellfire, Evolved Sea Sparrow and Standard Missile. In the tactical arena, we are also developing propulsion systems for future land and sea-based guided projectiles, including the Advanced Gun System and TERM (Tank Extended Range Munition). We are the leading supplier of solid propulsion systems for the nation’s principal strategic systems including the sea-based Trident II missile and the remanufacture of the land-based Minuteman III missile. We are also developing solid propulsion systems for use in variants of the U.S. Government’s land-based and sea-based missile defense programs.

Composites.    We are a leading manufacturer and supplier of composite structures formed from high-strength carbon fibers and resin, which we provide to prime contractors in the aerospace and defense industries. We produce composite structures for space launch vehicles, satellite platforms, military aircraft and commercial aircraft, including the Delta II, Delta III, Delta IV, Atlas V, Ariane 5 and Pegasus launch vehicles, as well as the C-17, Bell 609, Boeing 767 and F-22 aircraft. We are also part of Lockheed Martin’s Joint Strike Fighter team and will produce elements of the wing structure for the aircraft.

Defense.

Conventional Munitions.    We are a leading developer, manufacturer and supplier of small, medium and large caliber ammunition, and are the principal manufacturer and supplier of small caliber ammunition for the U.S. Department of Defense. We currently supply the Department of Defense with over 95% of its small caliber ammunition and are one of its two principal suppliers of medium caliber and large caliber ammunition. In total we provided approximately 40% of the Department of Defense’s ammunition requirements for its fiscal year ended September 30, 2001. We are also the sole developer of the M829-E3, the U.S. Army’s next generation tactical tank ammunition round.

Precision Capabilities.    We expect our precision capabilities business to benefit from significant growth in the near future as several of our products transition from the development stage to the production stage. Some of the programs that we believe will lead to significant growth in this lane are the Objective Individual Combat Weapon, or OICW, which is intended to gradually replace the M-16 rifle, the U.S. Army’s principal personal combat weapon, and the tank extended range munition, or TERM, an extended range 120mm kinetic energy tank round that enables a tank to remain at a greater distance from its target.

Positive Defense Industry Outlook

          We expect to benefit from increased Department of Defense spending over the next few years. The amended fiscal 2002 budget proposal for the Department of Defense has not been approved, however, we are expecting an increase of approximately 11% over the enacted level of $296 billion for fiscal 2001. Although the proposal did not include detailed information on future fiscal years, we expect total Department of Defense spending to continue to increase over the long term, and in particular, modernization spending, the source from which a significant portion of our programs derive their funding. Furthermore, President Bush’s administration has publicly expressed support for the establishment of a U.S. national missile defense system, for which Boeing is the prime contractor. We believe our long-standing relationship with Boeing and our leading position providing solid propulsion systems for tactical missile programs provides us with a significant opportunity for additional growth in this area.

High Barriers to Entry

          Our business is characterized by high barriers to entry. A substantial portion of our business, including many of our contracts with the U.S. Government or its prime contractors, requires customer qualification, which can be a lengthy and expensive process. As the sole source contractor on many of our programs, we are the only contractor who has been qualified by the customer to perform on those programs. Both we and the U.S. Government, our largest customer, have invested significant resources in our facilities and our technology base.

Significant Multi-Year Contracts and Large Backlog

          Substantially all of our revenue is derived from multi-year contracts, primarily with the U.S. Government and major aerospace and defense prime contractors. Our significant contracted backlog provides us with relatively predictable revenues and stable cash flows. As of September 30, 2001, contracted backlog was approximately $3.5 billion and total backlog was approximately $6 billion. Contracted backlog represents the estimated value of contracts for which we are authorized to incur costs but for which revenue has not yet been recognized. Total backlog also includes backlog for the portion of awarded contracts for which we are not currently authorized to incur costs, plus the value of unexercised options relating to existing contracts.

          The following table illustrates the composition of our contracts for fiscal 2001, based on pro forma sales:

	% Cost-Plus/ % Fixed-Price	% Sole Source	% Prime/ % Subcontractor
Aerospace	60% / 40%	87%	44% / 56%
Defense	15% / 85%	39%	76% / 24%
Total	43% / 57%	67%	56% / 44%

Strong Cash Flow Generation and EBIT Margin Improvement

          We have historically generated significant free cash flow. From April 1, 1995 through September 30, 2001, we generated $390 million in free cash flow, defined as operating cash flows less capital expenditures, on an historical basis. A major contributor to our ability to generate this free cash flow has been the historical increase in our earnings before interest and income taxes, or EBIT, margin. Our EBIT margin increased on an historical basis from 7.7% in fiscal 1997, which excludes a one-time charge resulting from a change in accounting estimates, to 11.9% in fiscal 2001, to 12.5% in the six months ended September 30, 2001. Between fiscal 1997 and fiscal 2001, our fixed-price contracts increased from 64% to 80% of our historical annual sales, excluding the pro forma effects of the Thiokol acquisition. We believe that our ability to increase our EBIT margins while increasing the percentage of annual sales represented by fixed-price contracts demonstrates our ability to realize benefits from cost improvements and efficiencies over the life of a fixed-price contract.

Diversified Product Portfolio

          Our broad product portfolio in each of our business lanes provides a diverse source of sales, which reduces our exposure to contract delays or cancellations. With the exception of our space shuttle reusable solid rocket motor program, no other single program accounted for more than 10% of our pro forma sales in fiscal 2001, nor is any program other than the space shuttle expected to account for more than 10% of our sales in the current fiscal year.

Experienced Leadership Team

          Our senior leadership team consists of the 14 individuals identified under “Management” as executive officers. These individuals have an average of approximately 19 years of experience in the military and/or the defense and aerospace industries and have built strong relationships with customers within the U.S. Government and government prime contractors.

Business Strategies

          Our goal is to continue to increase earnings, enhance shareholder value and establish ourselves as the global leader in each of our four “lanes” of business—propulsion, munitions, composites, and precision capabilities. We will continue to pursue strategies that enhance our ability to deliver average annual earnings per share growth of 15%. Our strategies include the following:

Top-line Growth

          Revenue growth will be pursued through a combination of organic growth, strategic business partnerships and strategic acquisitions. Targeted sources of organic growth include missile defense programs, extended range and guided projectile opportunities, composite structures pursuits and the transitioning of current development programs into production. Strategic business partnerships will be targeted to enhance our global position in each of our lanes of business. Other strategic acquisitions, like SEG, that strengthen existing businesses will also be targeted for growth.

Enhanced Profitability

          We have improved our margins by successfully consolidating our manufacturing footprint, exiting non-strategic businesses, inserting strong leadership, focusing on process control, executing on key programs and making strategic acquisitions. Our goal is to execute similar tactics to enhance future profitability.

Strong Cash Flow Generation

          We plan to continue to generate strong cash flow for debt repayment and strategic flexibility. Earnings before interest, taxes, depreciation, and amortization (EBITDA) increased from $148.9 million in fiscal 1999 to $181.1 million in fiscal 2001. We plan to deploy our strong cash flow to create additional value through de-leveraging and through future strategic acquisitions.

          Our principal executive offices are currently located at 5050 Lincoln Drive, Edina, Minnesota 55436. Our telephone number is (952) 351-3000. You may also obtain additional information about us from our website, www.atk.com. However, information on our website is not part of this prospectus.

          Unless otherwise stated, the information contained in this prospectus:

•	assumes that the underwriters do not exercise the over-allotment option; and

•	gives effect to the 3-for-2 stock split that occurred in September 2001.

The Offering

Common stock offered	3,048,780 shares

Common stock to be outstanding after this offering	24,583,672 shares

Use of proceeds	We will not receive any proceeds from the sale of the common stock in this offering by the selling stockholder.

NYSE symbol	ATK

Risk factors	See “Risk Factors” and other information contained in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

          The number of shares of our common stock to be outstanding immediately after the offering is based on actual shares outstanding on September 30, 2001 and excludes:

•	2,198,906 shares of our common stock issuable upon exercise of options outstanding as of September 30, 2001, at a weighted average exercise price of $65.11 per share; and

•	787,293 shares of our common stock available for future grant under our stock option plans.

          For the purposes of this offering, we have assumed that, based on the recent closing prices of our common stock, the number of shares of common stock to be issued as consideration for the SEG acquisition and offered for sale under this prospectus will be 3,048,780. The number of shares of our common stock to be outstanding after the offering also assumes that the underwriters’ over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 457,317 shares of our common stock and have 25,040,989 shares of our common stock outstanding after the offering. Any proceeds received by us in connection with the exercise of the over-allotment option, in whole or in part, will be used by us to pay our expenses relating to this offering and to repay indebtedness.

Summary Historical Consolidated and Selected Pro Forma Combined Financial Information of Alliant
(dollars in thousands, except per share amounts)

          The following table sets forth Alliant’s summary historical consolidated and selected pro forma combined financial information. The historical consolidated financial information as of March 31, 2000 and 2001 and for each of the two years in the period ended March 31, 2001 has been derived from, and should be read together with, our audited financial statements and the related notes, included elsewhere in this prospectus. The historical consolidated financial information as of September 30, 2001 and for each of the six-month periods ended October 1, 2000 and September 30, 2001 has been derived from unaudited financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation of the financial information shown in these statements. The results for the six-month period ended September 30, 2001 are not necessarily indicative of the results to be expected for the full year or for any future period. The selected pro forma combined financial information should be read together with our historical consolidated financial statements, the historical combined financial statements for Thiokol and “Pro Forma Combined Financial Information,” including in each case the related notes, and the historical financial information of the ammunition and related products business, known as the Sporting Equipment Group or SEG, of Blount International, Inc. The historical financial information for Thiokol has been derived from the audited historical financial statements for the year ended December 31, 2000, which have been incorporated by reference in this prospectus. The historical financial information for SEG has been derived from the unaudited internal financial statements of Blount International. All of the information presented below should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

          On November 6, 2001, we entered into an agreement to purchase SEG. On April 20, 2001, we purchased Thiokol. For purposes of the selected pro forma combined income statement and other data set forth below, we have combined our historical results for the year ended March 31, 2001 with the historical results of SEG and Thiokol for the year ended December 31, 2000, and our historical results for the six months ended September 30, 2001 with the historical results of SEG for the six months ended June 30, 2001 and the historical results of Thiokol for the period from April 1, 2001 to April 19, 2001 (the period during the six months ended September 30, 2001 for which Thiokol is not included in our historical results). For purposes of the selected pro forma combined balance sheet data set forth below, we have combined our historical position as of September 30, 2001 with the historical position of SEG as of June 30, 2001. The selected pro forma combined amounts reflect preliminary pro forma adjustments required under the purchase method of accounting for the Thiokol and SEG acquisitions. The selected pro forma combined financial information is included for illustrative purposes only and does not purport to be indicative of the financial position or results of operations that would have been reported had the Thiokol acquisition and the related financing and the SEG acquisition actually been effected on the dates indicated, or which may be reported in the future.

	Alliant Historical		Pro Forma Combined for Thiokol and SEG Acquisitions	Alliant Historical		Pro Forma Combined for Thiokol and SEG Acquisitions
	Year Ended March 31,			Six Months Ended
	2000	2001	Year Ended March 31, 2001	October 1, 2000	September 30, 2001	Six Months Ended September 30, 2001
Income Statement Data:
Sales	$1,077,520	$1,141,949	$2,063,249	$541,703	$ 822,783	$ 963,318
Cost of sales	861,433	905,574	1,646,415	432,541	655,652	773,040

Gross margin	216,087	236,375	416,834	109,162	167,131	190,278
Research and development	11,177	11,575	21,012	3,783	9,353	10,795
Selling	25,188	24,372	50,474	12,798	17,285	26,181
General and administrative	59,149	64,334	92,168	27,901	37,394	45,743

Earnings before interest and income taxes (EBIT)	120,573	136,094	253,180	64,680	103,099	107,559
Interest expense	(33,999)	(33,738)	(97,912)	(17,945)	(42,381)	(46,437)
Interest income	656	1,038	1,038	452	540	540

Earnings from continuing operations before income taxes	87,230	103,394	156,306	47,187	61,258	61,662
Income tax provision	22,778	35,473	54,522	16,138	23,278	23,432
Minority interest expense, net of income taxes	—	—	—	—	672	672

Income from continuing operations	64,452	67,921	101,784	31,049	37,308	37,558
Gain (loss) on disposal of discontinued operations, net of income taxes(1)(2)	9,450	—	—	—	(4,650)	(4,650)

Income before extraordinary loss	73,902	67,921	101,784	31,049	32,658	32,908
Extraordinary loss on early extinguishment of debt, net of income taxes(3)	—	—	(9,484)	—	(10,609)	(1,125)

Net income	$ 73,902	$ 67,921	$ 92,300	$ 31,049	$ 22,049	$ 31,783

Earnings from continuing operations per share:
Basic	$ 2.88	$ 3.28	$ 4.28	$ 1.52	$ 1.75	$ 1.54
Diluted	2.83	3.20	4.19	1.49	1.68	1.48

Balance Sheet Data (at end of period):
Net current assets	$ (5,543)	$ 40,860		$ (3,937)	$ 181,055	$ 300,837
Net property, plant and equipment	335,628	303,188		322,226	423,435	495,189
Total assets	905,984	879,504		886,845	1,990,124	2,282,668
Long-term debt	277,109	207,909		242,209	948,415	948,415
Total stockholders’ equity	114,947	198,332		148,859	208,158	458,158

Other Data:
Depreciation and amortization	$ 47,822	$ 44,980	$ 92,936	$ 23,330	$ 37,430	$ 43,389
Capital expenditures	45,573	24,755	44,990	9,406	15,809	17,937

(1)
In fiscal 2000, we received net proceeds from an insurance settlement relating to our former demilitarization operations, resulting in a gain on disposal of discontinued operations of $9.5 million, net of $0.1 million in taxes.

(2)
In the six months ended September 30, 2001, we recorded a loss of $4.7 million, net of $2.9 million in taxes, on disposal of discontinued operations due to litigation related to our former Marine Systems operations.

(3)
In the six months ended September 30, 2001, as a result of our financing activities during the period, we recorded an extraordinary loss of $10.6 million, net of $6.5 million in taxes, due to the write-off of deferring financing costs.

RISK FACTORS

          An investment in our common stock represents a high degree of risk. There are a number of factors, including those specified below, which may adversely affect our business, financial results or stock price. Additional risks that we do not know about or that we currently view as immaterial may also impair our business or adversely impact our financial results or stock price. You should carefully consider the risks described below, together with the other information in this prospectus, before making a decision to invest in our common stock.

Risks Related to Our Business

Our business could be adversely impacted by future reductions or changes in U.S. Government spending.

          Our primary customers are NASA, the U.S. military and the government prime contractors that supply products to these customers. For fiscal 2001, approximately 81% of our pro forma revenues were generated from sales to the U.S. Government or government prime contractors that identified the U.S. Government as the ultimate purchaser. The overall U.S. defense budget declined from the mid-1980s through the mid-1990s and has stabilized thereafter. Although the Department of Defense currently forecasts the defense budget to increase modestly through its fiscal year 2005, we cannot assure you that future levels of defense spending will increase or that they will not decrease. Further declines in U.S. military expenditures, or the elimination or curtailment of a material program in which we are involved, could materially and adversely affect our revenues and results of operations.

Decreases in unmanned commercial space launches could adversely impact our business.

          We generate significant revenues from the supply of solid rocket propulsion systems and composite structures for a variety of commercial launch programs. Recently, the number of commercial satellite launches has decreased and a number of planned commercial satellite launches have been postponed or cancelled. For example, Boeing and Lockheed have recently nearly halved their projections for annual satellite launches from levels projected in the late 1990s. In addition, the Federal Aviation Administration projects that there will be an average of 32 worldwide commercial space launches each year through 2010, which represents a decrease of 9 launches per year as compared to the 2000 forecast. Further decreases in commercial launches or the cancellation of a significant number of currently scheduled launches for programs in which we are involved could materially and adversely affect our revenues and results of operations.

Our business could be adversely affected if we are unable to obtain raw materials from our key suppliers.

          U.S. Government contractors such as us are frequently limited to procuring materials and components from sources of supply approved by the Department of Defense. The supply of ammonium perchlorate, a principal raw material used in our operations, is limited to a single source which supplies the entire domestic solid propellant industry. This single source, however, maintains two separate manufacturing lines a reasonable distance apart which lessens the possibility that a fire or other problem will adversely impact all production. However any disruption in our supply of ammonium perchlorate could have a material adverse effect on our propulsion business, negatively impacting our financial condition or results of operations.

          We also presently rely on one primary supplier for our graphite fiber, which is used in the production of composite materials. Although other sources of graphite fiber exist, the addition of a new supplier would require us to qualify the new sources for use on our programs. Any prolonged disruption in the supply of this material or any delay as a result of the qualification of a new source could similarly have a material adverse effect on our business, financial condition or results of operations.

          Suppliers of raw materials and components have exited the business in the past and we cannot assure you that suppliers will not do so in the future. This would require us to expend resources to identify and qualify new raw materials and components, which may not be recoverable under our contracts. For example, current suppliers of some insulation materials used in rocket motors have announced plans to close manufacturing plants and discontinue product lines. We have qualified new replacement materials for some programs. For other programs, we have procured sufficient inventory to cover program requirements through 2003. We also are in the process of qualifying new replacement materials which we expect to be qualified by the end of calendar 2001. Difficulty in finding replacement materials or new sources of supply could also have a material adverse effect on our business, financial condition or results of operations.

The aerospace and defense industries are highly competitive.

          We generally encounter intense competition to obtain contracts. Some of our competitors have financial, technical, production and other resources substantially greater than ours. In addition, although the downsizing of the defense industry in the early 1990s has resulted in a reduction in the number of competitors, the consolidation has also strengthened the capabilities of some of the remaining competitors. Moreover, it is possible that there will be increased competition from the remaining competitors in business areas where they do not currently compete, particularly in those business areas dealing with electronics. We cannot assure you that we will be able to compete successfully with our competitors and that the U.S. Government will not open to competition programs for which we are currently the sole supplier. Either of these events could adversely affect our profitability.

          Our business may also be adversely affected by the recent cancellation or expiration of the commercial space launch bilateral trade agreements that the U.S. had with Russia and the Ukraine. Currently, only the U.S. commercial space launch bilateral trade agreement with China remains in effect and it expires at the end of calendar 2001. These trade agreements set quotas on the number of foreign launch vehicles that could be used to launch American commercial satellites. With the cancellation and expiration of these agreements, American companies could choose to use a greater number of less expensive Russian, Ukrainian or Chinese alternatives rather than those produced by American manufacturers. Since launch vehicle manufacturers tend to turn to local manufacturers for their propulsion systems, the cancellation and expiration of these treaties could have an adverse impact on American propulsion system manufacturers like us.

Our results of operations and profitability could be negatively impacted if our solid rocket motor contract with NASA were to be terminated or if, upon expiration, we did not receive follow-on contracts at all or on terms similar to our existing contracts.

          For the six months ended September 30, 2001, our NASA reusable solid rocket motor contract for the space shuttle program accounted for approximately 21% of our sales. The space shuttle program is subject to substantial performance and financial risks. The contract may be terminated without cause by the U.S. Government. Deliveries under the contract may also be delayed or extended at the election of the U.S. Government, or Congress may change the funding available to the contract. Additionally, our work under our current contract is expected to be completed by August 2004, although an extension of the contract through early 2007 is being negotiated. There is no assurance that we will be awarded additional follow-on reusable solid rocket motor contracts in the future. Moreover, we cannot assure you that even if we were to be awarded a follow-on contract, the follow-on contract would be profitable to the same degree as our existing contract or at all. Any change in, or discontinuance of, the reusable solid rocket motor contract or its benefits to us could have a material adverse effect on our profitability and financial condition.

We may experience product failures, schedule delays or other problems with existing or new products and systems, all of which could adversely impact our business.

          Many of the products we develop and manufacture are technologically advanced systems that must function under demanding operating conditions. Even though we believe we employ sophisticated design, manufacturing and testing processes and practices, we cannot assure you that we will successfully launch or operate our products or that they will be developed or will perform as intended. Some of our contracts require us to forfeit part of our expected profit, to receive reduced payments, to provide a replacement launch or other product or service, or to reduce the price of subsequent sales to the same customer, if any, if our products fail to perform adequately. Performance penalties also may be imposed should we fail to meet delivery schedules or other measures of contract performance.

          Like most organizations that produce propulsion systems, we have experienced occasional product failures and other problems. We may experience some product and service failures, schedule delays and other problems in connection with our propulsion systems or other products in the future. In addition to any costs resulting from product warranties, contract performance or required remedial action, these failures may result in increased costs or loss of revenues due to postponement of subsequently scheduled launches or other product and service deliveries. For example, following the loss of the Space Shuttle Challenger in 1986, Thiokol did not produce solid rocket motors for two years, while the motor was being redesigned. We generally do not insure potential costs resulting from any required remedial actions or costs or loss of revenues due to postponement of subsequently scheduled operations or product deliveries.

Our inability to adapt to rapid technological change could impair our ability to remain competitive.

          The defense and aerospace industries have undergone rapid and significant technological development. Our success depends on our ability to maintain our market position with the U.S. Government and government prime contractors, to generate revenues from new sources and to continue to conceive, design, manufacture and market new products and services on a cost-effective and timely basis. We anticipate that we will incur significant expenses in the design and initial manufacturing and marketing of new products and services. Our competitors may implement new technologies before we are able to, allowing them to provide more effective products at more competitive prices. Future technological developments could:

•	adversely impact our competitive position;

•	require write-downs of obsolete technology;

•	require us to discontinue production of obsolete products before we can recover any or all of our related research, development and commercialization expenses; or

•	require significant capital expenditures beyond those currently contemplated.

          We cannot assure you that we will be able to achieve the technological advances necessary to remain competitive and profitable, that new products and services will be developed and manufactured on schedule or on a cost-effective basis, that anticipated markets will exist or develop for new products or services, or that our existing products and services will not become technologically obsolete.

We have a substantial amount of debt and the cost of servicing that debt could adversely affect our business.

          Substantial Amount of Debt.    We have a substantial amount of debt. As of September 30, 2001, we had total consolidated debt of approximately $957.2 million. As of September 30, 2001, we had no borrowings against our $250.0 million bank revolving credit facility. We had outstanding letters of credit of $44.7 million, which reduced amounts available on the revolving facility to $205.3 million at September 30, 2001. Subject to the limits contained in the indenture relating to our outstanding senior subordinated notes and those contained in our senior credit facilities, we may incur additional debt.

          Demands on Cash Resources.    We have significant demands on our cash resources including, among others, interest expense on our senior subordinated notes, operating expenses and interest and amortization payments under our senior credit facilities. Our level of indebtedness and these significant demands on our cash resources could have important effects on your investment in our common stock. For example they could:

•
require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the amount of our cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in the defense and aerospace industries;

•	place us at a competitive disadvantage compared to our competitors that have lower debt service obligations and significantly greater operating and financing flexibility than we do;

•	limit, along with the financial and other restrictive covenants applicable to our indebtedness, among other things, our ability to borrow additional funds;

•	make it more difficult for us to satisfy our obligations with respect to our outstanding debt;

•	increase our vulnerability to general adverse economic and industry conditions; and

•
result in an event of default upon a failure to comply with financial covenants contained in our senior credit facilities which, if not cured or waived, could have a material adverse effect on our business, financial condition or results of operations.

          Consequences of Inability to Service Debt and Fund Operating Costs.    Our ability to service our outstanding debt and to repay it at maturity, and to satisfy our other liabilities, will depend upon our future operating performance and our ability to repay or refinance this debt as it becomes due. Our future operating performance and ability to repay or refinance debt will be affected by prevailing economic conditions at that time.

          If we are unable to service our debt and fund our operating costs, we will be forced to adopt alternative strategies that may include:

•	reducing or delaying capital expenditures;

•	seeking additional debt financing or equity capital;

•	selling assets; or

•	restructuring or refinancing debt.

          We cannot assure you that we will be able to implement any or all of these strategies on satisfactory terms.

We may be unable to successfully integrate the Sporting Equipment Group into our operations or realize the expected benefits from the acquisition or any future acquisitions.

          We may not be able to successfully integrate the ammunition and related products business, known as the Sporting Equipment Group or SEG, of Blount International into our operations without substantial costs, delays or other problems. It is also possible that expected synergies from the acquisition may not materialize. The consolidation and integration of SEG into our operations may take longer, and be more disruptive to our business, than originally anticipated. We may encounter similar problems with any future acquisitions.

          Our success in integrating SEG into our operations will depend upon our ability to:

•	retain key personnel;

•	avoid diversion of management’s attention from operational matters;

•	integrate general and administrative services; and

•	integrate key information processing systems.

Our business is subject to various risks inherent in contracting with the U.S. Government.

          For fiscal 2001, approximately 81% of our pro forma revenues were associated with contracts with, and programs for, the U.S. Government and we expect our revenues from U.S. Government projects to remain at comparable levels for the foreseeable future. There are significant inherent risks in contracting with the U.S. Government, including risks peculiar to the defense industry, which could have a material adverse effect on our business, financial condition or results of operations. The primary risks include:

•
termination by the U.S. Government of any contract as a result of a default by us could subject us to liability for the excess costs incurred by the U.S. Government in procuring undelivered items from another source;

•
termination by the U.S. Government of any contract for convenience would generally limit our recovery to costs already incurred or committed and limit our profit to work completed prior to termination;

•	modification of U.S. Government contracts due to lack of Congressional funding or changes in such funding could subject our contracts to termination or modification;

•
failure to comply with the extensive and complex U.S. Government laws and regulations applicable to certain U.S. Government contracts could subject us to contract termination, civil and criminal penalties, and, under certain circumstances, suspension and debarment from future U.S. Government contracts;

•	results of U.S. Government audits and review could, in certain circumstances, lead to adjustments to our contract prices, which could be significant;

•
successful bids for U.S. Government contracts or the profitability of such contracts, if awarded, cannot be guaranteed in light of the competitive bidding atmosphere under which U.S. Government contracts are awarded;

•	the extent to which actual costs exceed projected costs on which our bids or contract prices were based could lower our profitability; and

•
uncertain cost factors related to scarce technological skills and components, the frequent need to bid on programs in advance of design completion, which may result in unforeseen technological difficulties and/or cost overruns, the substantial time and effort required for relatively unproductive design and development design complexity, rapid obsolescence and the potential need for design improvement could negatively affect our profitability.

We have third-party performance and indemnification risks in connection with certain of our U.S. Government contracts.

          In connection with the divestiture of certain of our operations, we have guaranteed performance of a number of U.S. Government contracts by the acquiror or acquirors of those operations and those acquirors have agreed to indemnify us for their non-performance. In the event the non-performance by the acquirors requires us to compensate the U.S. Government under our guarantee obligations, the refusal or inability of the acquirors to indemnify us in full for our losses on a timely basis could have a material adverse effect on our business, financial condition or results of operations.

Fires or explosive incidents may disrupt our business.

          Some of our products, including those relating to propulsion systems, propellants, ammunition and artillery systems, involve the manufacture and/or handling of a variety of explosive and flammable materials. From time to time in the past, this manufacturing and/or handling has resulted in incidents that have temporarily shut down or otherwise disrupted our manufacturing, causing production delays and resulting in liability for workplace injuries and fatalities. In addition, use of these products in applications by our customers could also result in liability if an explosion or fire were to occur. We cannot assure you that we will not experience these types of incidents in the future or that these incidents will not result in production delays or otherwise have a material adverse effect on our business, financial condition or results of operations.

A loss of key personnel or highly skilled employees or the unionization of additional employees could adversely affect our business.

          Many of our executive officers are key to our management and direction. Our future success depends on our ability to retain these officers and other capable management. Although we believe we will be able to attract and retain talented personnel and that we could replace key personnel should the need arise, our inability to do so could have a material adverse effect on our business, financial condition or results of operations. In addition, because of the complex nature of many of our products, we are generally dependent on an educated and trained workforce. We would be adversely affected by a shortage of skilled employees.

          Approximately 2,000 of our employees are covered by collective bargaining agreements. Some of these agreements are the subject of ongoing negotiations, while others are due to expire within the year. Our inability to negotiate acceptable contracts with the unions upon expiration of these contracts could result in strikes or work stoppages or increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or other work stoppage, or other non-unionized operations were to become unionized, we could experience a significant disruption of our operations or higher ongoing labor costs, either of which could materially and adversely affect our business, financial condition or results of operations.

We may incur substantial costs in complying with environmental laws and may be subject to substantial liability resulting from the use of hazardous substances or required cleanup of contaminated sites.

          Our operations and ownership or use of real property are subject to a number of federal, state and local environmental laws and regulations which, among other things, require us to obtain permits to operate and to install pollution control equipment and regulate the generation, storage, handling, transportation, treatment and disposal of hazardous and solid wastes. Our operations, as well as historical operations at our sites, also subject us to liability for the cleanup of releases of hazardous substances. Environmental laws and regulations change frequently, and it is difficult to predict whether and to what extent compliance with environmental laws and regulations may impact our results of operations or financial condition in the future.

          We are involved from time to time in legal proceedings involving remediation of environmental contamination from past or present operations or use or ownership of real property, as well as compliance with environmental requirements applicable to ongoing operations. We may also be subject to fines and penalties, toxic tort suits or other third-party lawsuits due to our or our predecessors’ present or past use of hazardous substances or the alleged on-site or off-site contamination of the environment through past or present operations. We could incur material costs or liabilities in connection with any such proceedings or claims.

          With respect to the off-site disposal of hazardous material prior to the spin-off from Honeywell, we have agreed to indemnify Honeywell for our proportional share of any costs of the remedial and/or corrective action allocated to Honeywell as a “potentially responsible party.” As part of our acquisition of Hercules Aerospace Company in March 1995, we have also generally assumed responsibility for environmental compliance at the acquired facilities. There may also be significant environmental remediation costs associated with the acquired Hercules facilities that will, with respect to some facilities, be funded in the first instance by us, subject to potential recovery or indemnification from the U.S. Government or Hercules Incorporated. For example, we recently received notice from the State of Utah of a claim against us under Section 107(f) of CERCLA for natural resource damages. The claim, which is for $139 million, is based on known and alleged groundwater contamination at and near our Bacchus facility in Magna, Utah and is related to our and our predecessors’ manufacturing operations at the site. Although we have begun discussions with the State regarding this claim and the extent of contamination at and near the site, and had previously made accruals for our best estimate of the probable and reasonably estimable costs related to the remediation obligations known to us with respect to the affected area, we cannot yet predict if or when a suit may be filed against us, nor can we determine any additional costs we may incur in connection with this claim. There can be no assurance, however, that the U.S. Government or Hercules Incorporated will reimburse us for any particular environmental costs or reimburse us in a timely manner.

           As part of the Thiokol acquisition, we have also generally assumed Alcoa’s responsibility for the off-site disposal of hazardous material prior to the acquisition and for environmental compliance at the acquired Thiokol facilities. It is expected that much of the compliance and remediation costs associated with the Thiokol facilities will be recoverable under U.S. Government contracts. There may also be environmental remediation costs associated with the acquired Thiokol facilities that will be funded in the first instance by us, which we expect will be covered by a reserve of approximately $14 million. Beyond this amount, we and Alcoa would each fund 50% of the next $20 million of liability, subject to our having notified Alcoa of any issues subject to recovery or indemnification from Alcoa prior to January 30, 2004. However, we cannot assure you that the U.S. Government or Alcoa will reimburse us for any particular environmental costs or reimburse us in a timely manner. Furthermore, Alcoa’s obligation under its environmental indemnity is capped at $10 million. As a consequence, environmental costs and liabilities associated with both our operations and those of Thiokol could materially and adversely affect our financial position and profitability.

          With respect to the ammunition and related products business, known as the Sporting Equipment Group or SEG, of Blount International, Blount International has agreed to indemnify us for certain compliance and remediation liabilities, to the extent those liabilities are related to pre-closing environmental conditions at or related to SEG’s facilities. Some other remediation costs are expected to be paid directly by a third party pursuant to an existing indemnification agreement with Blount International. However, Blount International’s indemnification obligations relating to environmental matters, which extend for five years following closing, are capped at $30 million, less any other indemnification payments made for breaches of representations and warranties, and the third party’s obligations, which extend through November 4, 2007, are capped at approximately $125 million, less payments previously made. We cannot assure you that Blount or the third party will reimburse us for any particular environmental costs or reimburse us in a timely manner, or that any claims for indemnification will not be disputed.

Risks Relating to the Common Stock

Our stock price may be volatile.

          The market price of our common stock may be significantly affected by various factors affecting companies generally, as well as:

•	legislative and regulatory developments;

•	conditions and trends in the aerospace and defense industry; and

•	conditions in the local markets or regions in which we operate.

          In addition, the stock market has periodically experienced significant price and volume fluctuations that have particularly affected the market prices of common stock of defense and aerospace companies. These changes have often been unrelated to the operating performance of particular companies. These broad market fluctuations may also adversely affect the market price of our common stock. The market price of our common stock may decline below the initial offering price.

Anti-takeover provisions could deter or prevent a change in control.

          We are a Delaware corporation subject to Delaware state law. Some of these state laws could interfere with or restrict takeover bids or other change-in-control events affecting us. Also, there are provisions in our articles of incorporation, bylaws, and other agreements to which we are a party, which could delay, defer or prevent a change in control of us, even if a change in control would be beneficial to stockholders. We refer you to “Description of Capital Stock” for a summary of these takeover provisions.

          In addition, our certificate of incorporation allows us to issue up to 60,000,000 shares of common stock, and 5,000,000 shares of preferred stock without stockholder approval. The board of directors has the authority to determine the price and terms under which the additional common or preferred stock may be issued. Issuance of this common and preferred stock could make it more difficult for a third party to acquire control of us.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

          Some of the statements made and information contained in this prospectus, excluding historical information, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to the integration of the Sporting Equipment Group and realization of the expected benefits and synergies, the funding of future growth, long-term debt repayment, environmental remediation costs and reimbursement prospects, and in general, the financial and operating impact of the resolution of environmental and litigation contingencies. These forward-looking statements involve risks and uncertainties that could cause actual results or outcomes to differ materially. Some of these risks and uncertainties are described in connection with the applicable forward-looking statements. Additional risks and uncertainties include, but are not limited to, changes in government spending and budgetary policies, governmental laws and other rules and regulations relating to various matters such as environmental remediation, contract pricing, changing economic and political conditions in the United States and in other countries, changes in the number or timing of commercial space launches, international trading restrictions, outcome of periodic union negotiations, customer product acceptance, our success in program pursuits, program performance, continued access to technical and capital resources, and supply and availability of raw materials and components.

PRICE RANGE OF COMMON STOCK

          Our common stock is listed and traded on the New York Stock Exchange under the symbol “ATK”. The following table presents the high and low sales prices of the common stock for the periods indicated, as reported on the New York Stock Exchange composite tape:

	Common Stock Price
	High	Low
Fiscal year ending March 31, 2002
Quarter ending December 30, 2001 (through November 23, 2001)	$92.60	$75.24
Quarter ended September 30, 2001	89.38	56.67
Quarter ended July 1, 2001	68.00	55.92
Fiscal year ended March 31, 2001
Quarter ended March 31, 2001	59.67	40.42
Quarter ended December 31, 2000	45.50	34.53
Quarter ended October 1, 2000	37.56	30.06
Quarter ended July 2, 2000	32.83	25.83
Fiscal year ended March 31, 2000
Quarter ended March 31, 2000	31.67	23.64
Quarter ended January 2, 2000	31.11	22.67
Quarter ended October 3, 1999	37.94	29.78
Quarter ended July 4, 1999	38.78	33.56

          On November 23, 2001, the last sale price for our common stock as reported on the New York Stock Exchange composite tape was $82.45 per share. The number of holders of record of our common stock as of November 9, 2001, was 10,119.

DIVIDENDS AND DIVIDEND POLICY

          We have never paid cash dividends on our common stock. Our dividend policy will be reviewed by our board of directors at such future times as may be appropriate in light of relevant factors existing at such times, including the extent to which the payment of cash dividends may be limited by covenants contained in our senior credit facilities. The senior credit facilities currently limit the aggregate sum of dividends plus other designated restricted payments incurred after April 20, 2001, to $50 million. The senior credit facilities also prohibit dividend payments if loan defaults exist or the financial covenants contained in these facilities are not met.

CAPITALIZATION

          The following table presents:

•	our actual historical capitalization as of September 30, 2001; and

•	our pro forma capitalization as of that date giving effect to the Sporting Equipment Group acquisition.

	As of September 30, 2001
	Actual	Pro Forma
	(dollars in thousands)
Total debt (including current maturities):
Tranche A term loans	$ 59,411	$ 59,411
Tranche B term loans	497,500	497,500
Senior subordinated notes	400,000	400,000
Note payable	263	263

Total debt	$ 957,174	$ 957,174

Stockholders’ equity:
Common stock—$.01 par value; 60,000,000 shares authorized, 21,534,892 shares issued and outstanding actual; 60,000,000 shares authorized, 24,583,672 shares issued and outstanding pro forma	$ 256	$ 286
Additional paid-in capital	225,357	475,327
Retained earnings	287,229	287,229
Unearned compensation	(7,003)	(7,003)
Other comprehensive income	(29,827)	(29,827)
Common stock in treasury, at cost—4,096,842 shares	(267,854)	(267,854)

Total stockholders’ equity	208,158	458,158

Total capitalization	$1,165,332	$1,415,332

THE SPORTING EQUIPMENT GROUP ACQUISITION

          On November 6, 2001, we entered into an agreement to purchase the ammunition and related products business, known as the Sporting Equipment Group or SEG, of Blount International, Inc. The purchase price for SEG will be paid by delivery of $10,000 in cash plus, unless the average closing price of our common stock is greater than $86.00 per share or less than or equal to $82.00 per share, a number of shares of our common stock with a value equal to $250 million based on the lower of the average closing price per share of our common stock during the ten trading days before the closing date of the acquisition and the closing price of our common stock on the day prior to closing. If the lesser of those two amounts is equal to or less than $82.00, the stock portion of the purchase price will be equal to 3,048,780 shares of our common stock. If the lesser of those two amounts is greater than $86.00 per share, the stock portion of the purchase price will be equal to 2,906,980 shares of our common stock, however, upon completion of this offering Blount International will pay us an amount of cash equal to one-half the amount by which the gross proceeds to it of this offering exceed $250 million, up to a maximum of $5 million. The purchase price is subject to post-closing adjustment on a dollar-for-dollar basis to the extent net book value of SEG at closing was greater or less than $203 million. For the purposes of this offering, we have assumed that, based on the recent closing prices of our common stock, the stock portion of the purchase price will be equal to 3,048,780 shares of our common stock.

          The purchase agreement for SEG contains customary representations, warranties and covenants for transactions of this type. Blount International has agreed that, for a period of five years following completion of the acquisition, it will not compete with us in any business now conducted by SEG. We and Blount International have agreed to indemnify one another for breaches of our respective representations, warranties and covenants in the purchase agreement. Blount International has also agreed to indemnify us for third party product liability claims, to the extent those claims are related to products manufactured or shipped by SEG prior to closing, and certain environmental compliance and remediation liabilities, to the extent those liabilities are related to pre-closing environmental conditions at or related to SEG’s facilities. Some other environmental remediation costs are expected to be paid directly by a third party pursuant to an existing indemnification agreement with Blount International. Blount International has agreed to secure a letter of credit to support its indemnification obligations. The indemnification obligation of each party relating to breaches of its representations and warranties is capped at $25 million. Furthermore, Blount International’s indemnification obligations relating to environmental matters, which extend for five years following closing, are capped at $30 million, less any other indemnification payments made for breaches of representations and warranties, and the third party’s obligations, which extend through November 4, 2007, are capped at approximately $125 million, less payments previously made. The closing of the acquisition is subject to various conditions, including the clearance by the U.S. Department of Justice and Federal Trade Commission under the Hart-Scott-Rodino Act.

          SEG is a leading manufacturer of small caliber ammunition, reloading equipment, gun care products and accessories, and distributor of imported sports optical products for the shooting sports and law enforcement markets. It has served its markets for more than 75 years. Major law enforcement customers include the New York City Police Department, the Federal Bureau of Investigation and the U.S. Secret Service. Major commercial customers include Wal-Mart, Accusport and Ellett Brothers. For calendar year 2000, SEG generated sales of $314.3 million and EBIT of $36.9 million.

          Principal products in the ammunition operations include ammunition for shotguns, pistols and rifles, and industrial power loads for the construction industry. SEG markets these ammunition products under a number of brand names including Federal (Premium, Gold Medal and Classic), CCI, Speer (Gold Dot and Blazer) and Estate Cartridge. All of these products are well known in their respective markets and are recognized for their quality by law enforcement officials and shooting sports enthusiasts. Ammunition sales accounted for approximately 75% of SEG’s sales in calendar year 2000.

          Principal products in the accessories operations include reloading equipment for use by hunters and sportsmen who prefer to reload their own ammunition, gun care products and accessories and trap-shooting products. Principal products in the optics operations include binoculars, scopes and scope mounting systems. SEG maintains a strong market position in each of these product offerings. It markets these products under a number of well known brand names, including RCBS, Outers, Ram-Line, Simmons, Redfield and Weaver, all of which have leading market shares in their respective product categories. Accessories and optics sales accounted for approximately 25% of SEG’s sales in calendar year 2000.

          The following table summarizes SEG’s products, including identification of major brands and primary channels.

Products	Major Brands	Primary Channels	Description
Ammunition	Federal, CCI, Speer, Estate Cartridge	Mass merchants, specialty sporting equipment stores, specialty sporting equipment distributors, law enforcement agencies, government agencies	Small caliber ammunition (shot shell, rifle and pistol) for law enforcement and shooting sports, primers, industrial powerloads

Accessories	RCBS, Outers, Ram-Line	Mass merchants, specialty sporting equipment stores, specialty sporting equipment distributors	Reloading equipment, cleaning equipment, gun care products, trap-shooting products

Optics	Simmons, Redfield, Weaver	Mass merchants, specialty sporting equipment stores, specialty sporting equipment distributors	Binoculars, telescopic sights, scope mounting systems, rings and bases

          We believe that the acquisition of this business will provide us with significant strategic, operational and financial benefits. Strategically, the acquisition strengthens and broadens our current munitions business lane, particularly in the small caliber ammunition area. The acquisition will enable us to enter the civil and law enforcement ammunition markets and, we believe, to expand more rapidly into product lines such as “environmentally friendly” and less lethal ammunition being developed for both the military and law enforcement markets.

          From an operations perspective, we believe that the acquisition will provide us with significant synergies in raw material procurement, increased efficiencies in small caliber ammunition manufacturing and new process development. The business being acquired consumes many of the same raw materials as used in our existing small caliber manufacturing process, and we expect both businesses to benefit from a common and coordinated procurement approach. Both operations have different areas of manufacturing strengths for various product lines. With the acquisition, we believe that we will have the ability to maximize individual site capabilities for additional operational improvements and efficiencies.

          From a financial perspective, we believe that the acquisition will be accretive and will contribute towards our long-standing commitment to deliver 15% average annual earnings per share growth. The acquisition accelerates our top-line growth, improves our financial ratios with respect to our outstanding long-term debt, and provides additional cash flow for other potential acquisitions or further debt reduction.

          It is possible that, at the time of the proposed closing of this offering, we will not have received clearance from the Federal Trade Commission and the U.S. Department of Justice as required in order to acquire SEG. In that event, we may choose to issue the shares to Blount to enable it to complete this offering, but on the condition that the proceeds of the sale be held in escrow for our mutual benefit. Upon receipt of clearance from the Federal Trade Commission and the U.S. Department of Justice, the escrowed funds would be released to Blount simultaneously with our acquisition of SEG. In the event that we are not able to consummate the acquisition by the termination date of the purchase agreement (which is January 31, 2002 or a later date as mutually agreed by the parties), the acquisition agreement will terminate and the escrowed funds will be released to us. We would expect to use such funds for general corporate purposes, including repayment of debt and possible future acquisitions.

PRO FORMA COMBINED FINANCIAL INFORMATION

          On November 6, 2001, we entered into an agreement to purchase the ammunition and related products business, known as the Sporting Equipment Group or SEG, of Blount International, Inc. On April 20, 2001, we purchased Thiokol. The following pro forma combined financial information has been prepared to reflect the Thiokol acquisition and the related financing and the SEG acquisition. The pro forma combined income statement and other data for the year ended March 31, 2001 and the six months ended September 30, 2001 has been prepared as if each transaction occurred on April 1, 2000, while the pro forma combined balance sheet has been prepared as if the SEG acquisition occurred on September 30, 2001.

          Our fiscal year ends on March 31 of each year while the fiscal years of Thiokol and of SEG historically ended on December 31 of each year. Accordingly, as permitted by Regulation S-X under the Securities Act, for purposes of the pro forma combined income statement and other data, we have combined our historical results for the year ended March 31, 2001 with the historical results of Thiokol and of SEG for the year ended December 31, 2000, and our historical results for the six months ended September 30, 2001 with the historical results of SEG for the six months ended June 30, 2001 and the historical results of Thiokol for the period from April 1, 2001 to April 19, 2001 (the period during the six months ended September 30, 2001 for which Thiokol is not included in our historical results). For purposes of the pro forma combined balance sheet, we have combined our historical position as of September 30, 2001 with the historical position of SEG as of June 30, 2001.

          The Thiokol acquisition was and the SEG acquisition will be accounted for under the purchase method of accounting. Under this method of accounting, the identifiable assets and liabilities of Thiokol and SEG will be adjusted to their estimated fair values. In connection with our acquisition of Thiokol in April 2001, the Thiokol assets have been preliminarily adjusted to their estimated fair values. We are reviewing these fair values and, as a result, the valuation may be further adjusted.

          The pro forma combined financial information has been prepared based on the foregoing and on other assumptions described in the related notes.

          The pro forma combined financial information should be read together with our historical financial statements and those of Thiokol, including the related notes, and of SEG and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The historical financial information for Thiokol has been derived from the audited historical financial statements for the year ended December 31, 2000, which have been incorporated by reference in this prospectus. The historical financial information for SEG has been derived from the unaudited internal financial statements of Blount International. The following pro forma combined financial information does not purport to be indicative of the financial position or results of operations that would have been reported had the transactions been effected on the dates indicated, or which may be reported in the future.

Pro Forma Combined Income Statement And Other Data
Year Ended March 31, 2001
(dollars in thousands, except per share information)

		Thiokol Historical
	Alliant Historical	Predeccessor for the Period from January 1 to May 25, 2000	Successor for the Period from May 26 to December 31, 2000	Pro Forma Adjustments for Thiokol Acquisition and Related Financing		Pro Forma Combined for Thiokol Acquisition and Related Financing	SEG Historical Year Ended December 31, 2000	Pro Forma Adjustments for SEG Acquisition		Pro Forma Combined for Thiokol and SEG Acquisitions
Income Statement Data:
Sales	$1,141,949	$233,258	$379,694	—		$1,754,901	$314,339	$(5,991	)(e)	$2,063,249
Cost of sales	905,574	189,612	308,911	$ 6,416	(a)	1,410,513	241,893	(5,991	)(e)	1,646,415

Gross margin	236,375	43,646	70,783	(6,416)		344,388	72,446	—		416,834
Research and development	11,575	3,072	4,561	—		19,208	1,804	—		21,012
Selling	24,372	2,224	3,113	—		29,709	20,765	—		50,474
General and administrative	64,334	3,392	11,476	—		79,202	12,966	—		92,168

Earnings before interest and income taxes (EBIT)	136,094	34,958	51,633	(6,416)		216,269	36,911	—		253,180
Interest expense	(33,738)	—	—	(63,081	)(b)	(96,819)	(41,459)	40,366	(f)	(97,912)
Interest income	1,038	—	—	—		1,038	—	—		1,038

Earnings from continuing operations before income taxes	103,394	34,958	51,633	(69,497)		120,488	(4,548)	40,366		156,306
Income tax provision	35,473	13,626	20,479	(29,383	)(c)	40,195	—	14,327	(c)	54,522

Income before extraordinary loss	67,921	21,332	31,154	(40,114)		80,293	(4,548)	26,039		101,784
Extraordinary loss on early extinguishment of debt, net of income taxes	—	—	—	(9,484	)(d)	(9,484)	—	—		(9,484)

Net income	$ 67,921	$ 21,332	$ 31,154	$(49,598)		$ 70,809	$ (4,548)	$26,039		$ 92,300

Earnings from continuing operations per share:
Basic	$ 3.28					$ 3.87				$ 4.28
Diluted	3.20					3.78				4.19
Weighted average shares outstanding:
Basic	20,723					20,723				23,772
Diluted	21,233					21,233				24,282

Other Data:
Depreciation and amortization	$ 44,980	$ 7,677	$ 22,370	$ 6,416		$ 81,443	$ 11,493	—		$ 92,936
Capital expenditures	24,755	4,368	7,964	—		37,087	7,903	—		44,990

See Notes to Pro Forma Combined Financial Statements.

Pro Forma Combined Income Statement And Other Data
Six Months Ended September 30, 2001
(dollars in thousands, except per share information)

	Alliant Historical	Pro Forma Adjustments for Thiokol Acquisition and Related Financing		Pro Forma Combined for Thiokol Acquisition and Related Financing	SEG Historical Six Months Ended June 30, 2001	Pro Forma Adjustments for SEG Acquisition		Pro Forma Combined for Thiokol and SEG Acquisitions
Income Statement Data:
Sales	$822,783	$32,956	(g)	$855,739	$110,676	$(3,097	)(e)	$963,318
Cost of sales	655,652	28,413	(g)(h)	684,065	92,072	(3,097	)(e)	773,040

Gross margin	167,131	4,543		171,674	18,604	—		190,278
Research and development	9,353	405	(g)	9,758	1,037	—		10,795
Selling	17,285	748	(g)	18,033	8,148	—		26,181
General and administrative	37,394	1,618	(g)	39,012	6,731	—		45,743

Earnings before interest and income taxes (EBIT)	103,099	1,772		104,871	2,688	—		107,559
Interest expense	(42,381)	(3,238	)(i)	(45,619)	(20,780)	19,962	(f)	(46,437)
Interest income	540	—		540	—	—		540

Earnings from continuing operations before income taxes	61,258	(1,466)		59,792	(18,092)	19,962		61,662
Income tax provision	23,278	(557	)(c)	22,721	—	711	(c)	23,432
Minority interest expense, net of income taxes	672	—		672	—	—		672

Income from continuing operations	37,308	(909)		36,399	(18,092)	19,251		37,558
Loss on disposal of discontinued operations, net of income taxes(1)	(4,650)	—		(4,650)	—	—		(4,650)

Income before extraordinary loss	32,658	(909)		31,749	(18,092)	19,251		32,908
Extraordinary loss on early extinguishment of debt, net of income taxes	(10,609)	9,484	(d)	(1,125)	—	—		(1,125)

Net income	$ 22,049	$ 8,575		$ 30,624	$(18,092)	$19,251		$ 31,783

Earnings from continuing operations per share:
Basic	$ 1.75			$ 1.71				$ 1.54
Diluted	1.68			1.63				1.48
Weighted average shares outstanding:
Basic	21,317			21,317				24,366
Diluted	22,271			22,271				25,320

Other Data:
Depreciation and amortization	$ 37,430	$ 38		$ 37,468	$ 5,921	—		$ 43,389
Capital expenditures	15,809	—		15,809	2,128	—		17,937

(1)
In the six months ended September 30, 2001, we recorded a loss of $4.7 million, net of $2.9 million in taxes, on disposal of discontinued operations due to litigation related to our former Marine Systems operations.

See Notes to Pro Forma Combined Financial Statements.

Pro Forma Combined Balance Sheet
As of September 30, 2001
(dollars in thousands)

	Alliant Historical	SEG Historical as of June 30, 2001	Pro Forma Adjustments for SEG Acquisition		Pro Forma Combined for SEG Acquisition
ASSETS
Cash and cash equivalents	$ 48,253	$ 546	—		$ 48,799
Receivables	340,843	70,775	$ (291	)(j)	411,327
Net inventory	80,128	79,308	—		159,436
Deferred income tax asset	16,478	—	—		16,478
Other current assets	27,014	422	—		27,436

Total current assets	512,716	151,051	(291)		663,476
Net property, plant and equipment	423,435	71,754			495,189
Goodwill	687,439	49,557	18,936	(k)	755,932
Prepaid and intangible pension assets	296,605	—	—		296,605
Other non-current assets and deferred charges	69,929	1,537	—		71,466

Total assets	$1,990,124	$273,899	$ 18,645		$2,282,668

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current portion of long-term debt	$ 8,759	—	—		$ 8,759
Accounts payable	75,211	$ 13,223	$ 2,209	(j)(k)	90,643
Contract advances and allowances	37,231	—	—		37,231
Accrued compensation	67,640	12,231	—		79,871
Accrued income taxes	36,315	—	—		36,315
Other accrued liabilities	106,505	3,315	—		109,820

Total current liabilities	331,661	28,769	2,209		362,639
Long-term debt	948,415	—	—		948,415
Deferred income tax liability	132,905	—	—		132,905
Post-retirement and post-employment benefits liability	244,187	11,566	—		255,753
Other long-term liabilities	124,798	—	—		124,798

Total liabilities	1,781,966	40,335	2,209		1,824,510

Contingencies

Common stock—$.01 par value 60,000,000 shares authorized, 21,534,892 shares issued and outstanding actual; 60,000,000 shares authorized, 24,583,672 shares issued and outstanding pro forma combined	256	—	30		286
Additional paid-in-capital	225,357	—	249,970		475,327
Retained earnings	287,229	—	—		287,229
Parent company equity	—	233,564	(233,564)		—
Unearned compensation	(7,003)	—	—		(7,003)
Other comprehensive income	(29,827)	—	—		(29,827)
Common stock in treasury, at cost—4,096,842 shares	(267,854)	—	—		(267,854)

Total stockholders’ equity	208,158	233,564	16,436		458,158

Total liabilities and stockholders’ equity	$1,990,124	$273,899	$ 18,645		$2,282,668

See Notes to Pro Forma Combined Financial Statements.

Notes to Pro Forma Combined Financial Statements
(dollars in thousands)

(a)
The adjustment reflects the impact of the expense created as a result of the preliminary allocation of the purchase price of Thiokol, which is subject to change. The incremental goodwill will be amortized over 40 years until we adopt SFAS No. 142, Goodwill and Other Intangible Assets, on April 1, 2002, at which point amortization will cease.

Purchase price	$ 700,000
Net assets acquired	(653,020)
Other adjustments (net)	329,211

Incremental goodwill	$ 376,191

Annual amortization expense	$ 9,405
Decrease in depreciation expense	(2,989)

Net increase in expense	$ 6,416

The other adjustments shown above include additional deferred taxes, transaction expenses, an adjustment to conform Thiokol’s revenue recognition policy to ours for certain long-term production contracts, an adjustment for employee-related accruals in connection with severance, retirement and other obligations.

(b)
Total interest expense was adjusted to reflect additional interest expense on our senior credit facilities and senior subordinated notes, as well as the amortization of deferred financing costs related to this new financing. The actual calculation is shown in the following table. Total interest expense does not reflect interest expense related to the $125,000 senior subordinated credit facility, which was refinanced on May 14, 2001 with proceeds from the sale of senior subordinated notes.

	Amount	Interest Rate	Interest Expense
Assumed revolver balance year-end(1)	$ 3,000	7.25%	$ 218
Tranche A term loans(1)	104,293	8.15	8,500
Tranche B term loans	500,000	8.82	44,100
Senior subordinated notes	400,000	8.50	34,000

Subtotal new debt	1,007,293	8.62	86,818
Amortization of deferred financing fees ($32,998 assumed to be amortized using the effective interest rate method over the scheduled term of the debt)			4,828
Average historical revolver balance for fiscal 2001	71,349	7.25	5,173

Total	$1,078,642	8.98	$96,819

(1)	Balance gives pro forma effect to the application of the net proceeds from the sale of the senior subordinated notes

(c)
The total income tax provision was adjusted for the effects of the pro forma adjustments. The revised effective tax rates vary from statutory rates principally due to effects associated with our tax strategies, resolution of tax matters and the impact of state taxes.

(d)
The pro forma combined income statement and other data for the year ended March 31, 2001 assumes that the Thiokol acquisition and related financing occurred on April 1, 2000. We have assumed an early extinguishment of our existing debt, the $125,000 senior subordinated credit facility and a portion of the Tranche A term loans resulting in an extraordinary loss of $15,807, net of a $6,323 tax benefit, due to the write-off of deferred financing fees and expenses associated with the extinguished debt. This charge was included in our historical results for the six months ended September 30, 2001, and therefore a pro forma adjustment to add this amount back to our historical results is shown for that period.

(e)	The adjustment reflects the elimination of sales from us to the Sporting Equipment Group (SEG).

(f)	The adjustment reflects the effect on interest expense of our capital structure on a post-acquisition basis.

(g)	The adjustment reflects Thiokol’s results of operations for the period from April 1, 2001 through April 19, 2001.

(h)	The adjustment reflects net additional amortization and depreciation expense.

(i)	The adjustment reflects additional interest expense had the debt been incurred on April 1, 2000.

(j)	The adjustment reflects the elimination of accounts receivable, and associated accounts payable, to us from SEG.

(k)	The adjustment reflects the incremental goodwill created as a result of the acquisition of SEG by us. This is based on our preliminary allocation of the purchase price and is subject to change.

Approximate purchase price	$ 250,000
Net assets acquired	(233,564)
Other adjustments (net)	2,500

Incremental goodwill	$ 18,936

           The other adjustments shown above represent our estimate of the transaction expenses which are included in accounts payable in the pro forma combined balance sheet. In accordance with the transition provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, the goodwill resulting from this transaction will not be amortized.

(l)
Nonrecurring charges, net of related tax effects, resulting directly from the SEG acquisition and which will be included in our results of operation within the 12 months following the acquisition are expected to be $2,000. These charges have not been considered in the pro forma combined income statement and other data.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF ALLIANT
(dollars in thousands, except per share information)

          The following historical consolidated financial information as of March 31, 2000 and 2001 and for each of the three years in the period ended March 31, 2001 has been derived from, and should be read together with, our audited consolidated financial statements and the related notes, which are included elsewhere in this prospectus. The historical consolidated financial information as of March 31, 1997, 1998 and 1999 and for each of the two years in the period ended March 31, 1998 has been derived from our audited consolidated financial statements and the related notes, which have not been included in this prospectus. The historical consolidated financial information as of September 30, 2001 and for each of the six-month periods ended October 1, 2000 and September 30, 2001 has been derived from unaudited financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation of the financial information shown in these statements. The results for the six-month period ended September 30, 2001 are not necessarily indicative of the results to be expected for the full year or for any future period. The information presented below should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended March 31,					Six Months Ended
	1997	1998	1999	2000	2001	October 1, 2000	September 30, 2001 (a)
Income Statement Data:
Sales	$1,089,397	$1,075,506	$1,090,438	$1,077,520	$1,141,949	$541,703	$822,783
Cost of sales	906,284	873,261	887,212	861,433	905,574	432,541	655,652

Gross margin	183,113	202,245	203,226	216,087	236,375	109,162	167,131
Change in accounting estimate—environmental liabilities(1)	17,442	—	—	—	—	—	—
Research and development	16,207	12,447	8,874	11,177	11,575	3,783	9,353
Selling	35,778	39,683	31,518	25,188	24,372	12,798	17,285
General and administrative	47,341	57,626	59,771	59,149	64,334	27,901	37,394

Earnings before interest and income taxes (EBIT)	66,345	92,489	103,063	120,573	136,094	64,680	103,099
Interest expense	(35,102)	(27,621)	(24,731)	(33,999)	(33,738)	(17,945)	(42,381)
Interest income	716	3,090	1,215	656	1,038	452	540

Earnings from continuing operations before income taxes	31,959	67,958	79,547	87,230	103,394	47,187	61,258
Income tax provision	—	—	11,932	22,778	35,473	16,138	23,278
Minority interest expense, net of income taxes	—	—	—	—	—	—	672

Income from continuing operations	31,959	67,958	67,615	64,452	67,921	31,049	37,308
Income from discontinued operations, net of income taxes(2)	4,819	—	—	—	—	—	—
Gain (loss) on disposal of discontinued operations, net of income taxes(3)	22,381	225	—	9,450	—	—	(4,650)

Income before extraordinary loss	59,159	68,183	67,615	73,902	67,921	31,049	32,658
Extraordinary loss on early extinguishment of debt, net of income taxes(4)(5)	—	—	(16,802)	—	—	—	(10,609)

Net income	$ 59,159	$ 68,183	$ 50,813	$ 73,902	$ 67,921	$ 31,049	$ 22,049

Basic earnings (loss) per common share:
Continuing operations	$ 1.09	$ 2.31	$ 2.52	$ 2.88	$ 3.28	$ 1.52	$ 1.75
Discontinued operations	0.93	0.01	—	0.42	—	—	(0.22)
Extraordinary loss	—	—	(0.63)	—	—	—	(0.50)

Net income	$ 2.02	$ 2.32	$ 1.89	$ 3.30	$ 3.28	$ 1.52	$ 1.03

Diluted earnings (loss) per common share:
Continuing operations	$ 1.06	$ 2.26	$ 2.45	$ 2.83	$ 3.20	$ 1.49	$ 1.68
Discontinued operations	0.90	0.01	—	0.41	—	—	(0.21)
Extraordinary loss	—	—	(0.60)	—	—	—	(0.48)

Net income	$ 1.96	$ 2.27	$ 1.85	$ 3.24	$ 3.20	$ 1.49	$ 0.99

Weighted average shares outstanding:
Basic	29,285	29,358	26,829	22,377	20,723	20,487	21,317

Diluted	30,155	30,086	27,554	22,797	21,233	20,898	22,271

(a)	Includes results of Thiokol for the period from April 20 to September 30, 2001.

	Year Ended March 31,					Six Months Ended
	1997	1998	1999	2000	2001	October 1, 2000	September 30, 2001 (a)
Balance Sheet Data (at end of period):
Net current assets (liabilities)	$ 108,191	$ 95,628	$ 56,620	$ (5,543)	$ 40,860	$ (3,937)	$ 181,055
Net property, plant and equipment	358,103	333,538	335,751	335,628	303,188	322,226	423,435
Total assets	973,140	908,309	894,318	905,984	879,504	886,845	1,990,124
Long-term debt	237,071	180,810	305,993	277,109	207,909	242,209	948,415
Total stockholders’ equity	218,792	265,754	118,723	114,947	198,332	148,859	208,158

Other Data:
EBITDA(6)	$ 119,066	$140,006	$148,948	$168,395	$181,074	$ 88,010	$ 140,529
Cash flows provided by (used for) operating activities	92,110	62,969	75,712	110,336	74,620	(16,477)	89,670
Cash flows provided by (used for) investing activities	112,830	(26,851)	(43,749)	(45,542)	1,354	(9,408)	(714,092)
Cash flows (used for) provided by financing activities	(127,981)	(89,649)	(79,845)	(40,107)	(94,576)	5,265	645,512
Depreciation and amortization	52,721	47,517	45,885	47,822	44,980	23,330	37,430
Capital expenditures	28,522	20,406	43,690	45,573	24,755	9,406	15,809

(a)	Includes results of Thiokol for the period from April 20 to September 30, 2001.

Notes to Selected Historical Consolidated Financial Information of Alliant

(1)	Includes the impact of the fiscal 1997 adoption of Statement of Position 96-1 “Environmental Remediation Liabilities,” which resulted in a $17.4 million charge to earnings.

(2)
In fiscal 1997, we recognized income from discontinued operations of $4.8 million relating to the March 1996 decision to discontinue our role as an owner-operator of foreign demilitarization businesses.

(3)
In fiscal 2000, we received net proceeds from an insurance settlement relating to our former demilitarization operations, resulting in a gain on disposal of discontinued operations of $9.5 million (net of $0.1 million in taxes). In fiscal 1997, we sold our Marine Systems Group to Hughes Aircraft Co. for $141 million in cash, resulting in a $22.4 million gain, net of tax. In the six months ended September 30, 2001, we recorded a loss of $4.7 million, net of $2.9 million in taxes, on disposal of discontinued operations due to litigation related to our former Marine Systems operations.

(4)
In fiscal 1999, we refinanced our outstanding long-term debt with new bank credit facilities, resulting in an extraordinary loss of $16.8 million, net of a $3.0 million tax benefit, due to the premium paid to retire debt and the write-off of deferred financing costs.

(5)
In the six months ended September 30, 2001, as the result of our financing activities during the period, we recorded an extraordinary loss of $10.6 million, net of $6.5 million in taxes, due to the write-off of deferred financing costs.

(6)
EBITDA represents, for any relevant period, income from continuing operations before net interest, income taxes, depreciation and amortization. We believe that EBITDA provides additional information for determining a borrower’s ability to meet debt service requirements. EBITDA does not represent, and should not be used as a substitute for, net income or cash flows from operations as determined in accordance with generally accepted accounting principles, and EBITDA is not necessarily an indication of whether cash flow will be sufficient to fund cash requirements. Our definition of EBITDA may not be the same as that of other companies.

SELECTED HISTORICAL COMBINED FINANCIAL
INFORMATION OF THE SPORTING EQUIPMENT GROUP
(dollars in thousands)

          The following table presents summary historical combined financial information for the Sporting Equipment Group (SEG), which has been derived from the internal unaudited financial statements of Blount International, Inc. In the opinion of SEG’s management, all adjustments considered necessary for a fair presentation have been included in the SEG’s interim financial statements. Interim results are not necessarily indicative of the results that can be expected for a full fiscal year.

	Year Ended December 31,			Six Months Ended June 30,
	1998	1999	2000	2000	2001
Income Statement Data:
Sales	$286,744	$323,730	$314,339	$145,116	$110,676
Cost of sales	213,833	245,304	241,893	110,287	92,072

Gross margin	72,911	78,426	72,446	34,829	18,604
Research and development	1,720	1,798	1,804	953	1,037
Selling	24,089	23,611	20,765	11,060	8,148
General and administrative	11,055	12,646	12,966	6,585	6,731

Income from operations before interest and income taxes (EBIT)	$ 36,047	$ 40,371	$ 36,911	$ 16,231	$ 2,688

Balance Sheet Data (at end of period):
Net current assets					$122,282
Net property, plant & equipment					71,754
Total assets					273,899
Net assets					233,564

Other Data:
Depreciation and amortization	$ 10,668	$ 11,105	$ 11,493	$ 5,665	$ 5,921
Capital expenditures	6,294	7,809	7,903	4,314	2,128

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion and analysis of our consolidated financial condition and results of operations and those of Thiokol and the Sporting Equipment Group or SEG should be read in conjunction with our consolidated and Thiokol’s and SEG’s combined financial statements and the unaudited pro forma combined financial information, including, in each case, the related notes, included elsewhere or incorporated by reference in this prospectus. The discussion of our results and those of Thiokol and SEG are presented separately below.

Results of Operations—Alliant

          We operate through the following two business segments:

•
Aerospace, which consists of our propulsion and composites business lanes, and which designs, develops and manufactures solid propulsion systems and composite structures for space launch vehicles and tactical and strategic missiles, composite structures for satellites, military hardware and military and commercial aircraft and advanced warheads for tactical missiles;

•
Defense, which consists of our conventional munitions and precision capabilities business lanes, and which designs, develops and manufactures small, medium and large caliber ammunition, commercial gunpowder, munition propellants, barrier systems, electronic warfare systems, electronic support equipment, missile warning systems, infantry weapons systems, electro-mechanical and electronic fuzes, smart weapons, sensors, demolition systems and batteries for military and aerospace applications.

          All of our debt is located at the corporate level. A capital-employed charge is allocated to each operating segment based on net assets employed, using a rate that approximates our overall borrowing rate. This charge is recorded by the segment as interest expense. The capital-employed charge approximated 9 percent for fiscal 2001 and for the six months ended September 30, 2001, and 8 percent for fiscal 2000. In addition, some administrative functions are primarily managed at the corporate level, including human resources, pension and post-retirement benefits, legal, tax and treasury. Significant assets and liabilities are also managed at the corporate level, including those associated with pension and post-retirement benefits, environmental liabilities and income taxes. Pension and post-retirement benefit expenses are allocated to each operating segment based on relative headcount and types of benefits offered in each respective segment. Environmental expenses are allocated to each operating segment based on the origin of the underlying environmental cost.

          Sales under long-term contracts are accounted for under the percentage of completion method and include cost reimbursement and fixed-price contracts. Sales under cost reimbursement contracts are recognized as costs are incurred. Sales under fixed-price contracts are either recognized as the actual cost of work performed relates to the estimate at completion, or cost-to-cost, or based on results achieved, which usually coincides with customer acceptance, or units-of-delivery.

          Profits expected to be realized on contracts are based on estimates of total contract sales value and costs at completion. Estimated amounts for contract changes and claims are included in contract sales only when realization is estimated to be probable. Assumptions used for recording sales and earnings are adjusted in the period of change to reflect revisions in contract value and estimated costs. In the period in which it is determined that a loss will be incurred on a contract, the entire amount of the estimated loss is charged to income.

          Research and development, selling, and general and administrative costs are expensed in the year incurred.

Six Months Ended September 30, 2001 Compared to Six Months Ended October 1, 2000

          Sales.    Sales for the six months ended September 30, 2001 totaled $822.8 million, an increase of $281.1 million, or 51.9%, from $541.7 million for the comparable period in the prior year. Aerospace segment sales were $511.9 million, an increase of $256.4 million, or 100.4%, compared to $255.5 million for the comparable period of the prior year. This increase is primarily due to the addition of the Thiokol Propulsion Operations (Thiokol), which we purchased from Alcoa Inc. on April 20, 2001, for $708.3 million in cash. The Thiokol operations generated $286.2 million in sales from the date of the acquisition through September 30, 2001. Partially offsetting the addition of revenues from Thiokol were decreases on the Titan program of $26.7 million due to the wind-down of production and on the Pegasus program of $4.9 million due to a delay in the new contract. Defense segment sales for the six months ended September 30, 2001 totaled $330.4 million, an increase of $26.1 million, or 8.6%, compared to $304.3 million for the comparable period of the prior year. The increase was partially due to an increase in medium-caliber ammunition of $22.8 million, which was caused by a significant new international co-production program, new 20MM business, and an increase in sales award on the PGU38 program. The increase was also due to increases in fuze and barrier systems programs of $22.1 million due to new contract awards. These increases were partially offset by the absence of $14.9 million of sales from the Kilgore flares operation, which was sold in February 2001, along with a decrease of $6.7 million on the MK90 propellant program due to timing of production.

          Gross Margin.    Gross margin for the six months ended September 30, 2001 was $167.1 million, or 20.3% of sales, an increase of $57.9 million compared to $109.2 million, or 20.2% of sales, for the comparable period of the prior year. The gross margin in the Aerospace segment increased primarily due to the acquisition of Thiokol, which added $54.3 million in gross margin, offset by a decrease in the Titan program due to lower sales, award fee, and flight incentives. The gross margin in the Defense segment also increased, which was due to significant improvements on fuze programs due to the absence of prior year write-offs associated with technical issues and an increase on medium-caliber ammunition due to increased volume and new awards.

          Operating Expenses.    Operating expenses (which include research and development, selling, and general and administrative expenses) for the six months ended September 30, 2001, totaled $64.0 million, or 7.8% of sales, an increase of $19.5 million compared to $44.5 million, or 8.2% of sales, for the comparable period of the prior year. The increase in the amount of operating expenses is due to the addition of Thiokol. The decrease in operating expenses as a percent of sales is partially due to synergies obtained through the integration of Thiokol into our operations.

          Interest Expense.    Net interest expense for the six months ended September 30, 2001 was $41.8 million, an increase of $24.3 million compared to $17.5 million for the comparable period of the prior year. The increase was due to the increase in outstanding debt, which was incurred to finance the acquisition of Thiokol.

          Earnings from Continuing Operations before Income Taxes.    Earnings from continuing operations before income taxes (earnings before taxes, or EBT) for the six months ended September 30, 2001 was $61.3 million, an increase of $14.1 million compared to $47.2 million for the comparable period of the prior year, the result of increased gross margin partially offset by higher operating and interest expenses. Aerospace segment EBT for the six months ended September 30, 2001 was $21.0 million, a decrease of $6.0 million compared to $27.0 million in the comparable period of the prior year. The decrease was driven by additional interest expense on debt incurred in connection with the acquisition of Thiokol, partially offset by increased gross margin. The additional interest expense recorded within the Aerospace segment was partially offset by increased interest income recorded by corporate on intercompany items. Defense segment EBT for the six months ended September 30, 2001 was $28.1 million, an increase of $15.3 million compared to $12.8 million in the comparable period of the prior year. The increase was primarily the result of increased gross margin on various fuze programs.

          Income Taxes.    Income tax expense for the six months ended September 30, 2001 was $23.3 million, an increase of $7.2 million compared to $16.1 million for the comparable period of the prior year. These amounts represent effective tax rates of 38.0% and 34.2% for each of the periods in fiscal 2002 and 2001, respectively.

           Income tax provisions for interim periods are based on estimated effective annual income tax rates. The estimated effective tax rate for fiscal 2002 is reflective of our best estimate of the fiscal 2002 tax implications associated with our business strategies.

          Income from Continuing Operations.    Income from continuing operations for the six months ended September 30, 2001 was $37.3 million, or 4.5% of sales, an increase of $6.3 million compared to $31.0 million, or 5.7% of sales, for the comparable period of the prior year. The increase was due to increased gross margin, partially offset by higher operating, interest, and income tax expenses.

          Net Income.    Net income reported for the six months ended September 30, 2001 was $22.0 million, a decrease of $9.0 million compared to $31.0 million for the comparable period of the prior year. The overall decrease was driven by two events during the period (a discontinued operations loss due to litigation related to our former Marine Systems operations and an extraordinary loss to write off debt issuance costs due to the early extinguishment of debt), along with increased operating expenses, interest expense, and income tax expense, which were partially offset by increased gross margin.

Fiscal 2001 Compared to Fiscal 2000

          Sales.    In fiscal 2001, sales were $1,141.9 million, an increase of $64.4 million, or 6%, from fiscal 2000 sales of $1,077.5 million.

          Aerospace segment sales in fiscal 2001 were $505.7 million, a decrease of $24.2 million, or 4.6%, compared to $529.9 million in fiscal 2000. The decrease reflects lower space propulsion sales, down $52 million from fiscal 2000 due primarily to the wind-down of the Titan program and extension of scheduled deliveries on the Delta propulsion programs, where we are under contract with Lockheed Martin and Boeing, respectively, to produce solid rocket motor boosters. Sales on the Titan program decreased approximately $29 million in fiscal 2001 to $113.6 million. Sales on the Delta program decreased approximately $26 million in fiscal 2001 to $109.6 million. These decreases were partially offset by increased composite structure sales of approximately $9 million on the Atlas V space launch vehicles due to ramping up to full production in fiscal 2001. In addition, missile product sales increased approximately $24 million primarily as a result of $16 million of inter-company sales on a tank ammunition program and accelerated production on other programs. Consistent with our financial accounting policy, these sales are recorded at the Aerospace segment level and eliminated at the consolidated financial statement level.

          Defense segment sales were $674.0 million, an increase of $106.7 million, or 18.8%, from fiscal 2000 sales of $567.3 million. The fiscal 2001 increase primarily reflects an increase of approximately $169 million in small and medium caliber ammunition sales. Sales of small caliber ammunition increased approximately $146 million in fiscal 2001. This increase was the result of winning a 10-year contract to produce small caliber ammunition at the Lake City Army Ammunition Plant in Independence, Missouri. This contract was awarded in late fiscal 2000 and production began April 1, 2000. The contract is expected to result in annual sales of approximately $150 million per year. As of March 31, 2001, we have been awarded the first three years on the ten-year production contract. Sales of medium caliber ammunition increased approximately $23 million in fiscal 2001, to $75.0 million, as a result of the addition of a new contract and lower fiscal 2000 sales due to relocation of production facilities. In addition, propellant sales increased approximately $28 million in fiscal 2001, to $104.5 million, primarily due to increased production requirements and a new contract award during fiscal 2001. There was also an increase in sales of approximately $9 million on the Objective Individual Combat Weapon development program, which we were awarded in fiscal 2001. These increases were partially offset by lower training and tactical tank ammunition sales, down approximately $35 million, to $99.4 million in fiscal 2001, along with lower anti-tank munition sales, down $26 million in the current year, to $35.9 million as a result of the Shielder and Volcano programs nearing completion in fiscal 2001. In addition, fiscal 2001 reflected reduced sales on the AAR-47 missile warning system program, down $13 million due to timing of contractual deliveries, and lower sales of approximately $7 million on the Outrider™ Unmanned Aerial Vehicle development programs as this program was completed in fiscal 2000. Tank ammunition training sales decreased due to lower production requirements, while tank ammunition tactical sales decreased due to the replacement of a current production program with a next-generation-round development program. Fiscal 2001 was also impacted by the sale of our Kilgore flares business in February 2001. Kilgore’s fiscal 2001 sales prior to disposition approximated $27.2 million, and its EBITDA was a negative $6.4 million.

          Gross Margin.    Gross margin in fiscal 2001 was $236.4 million, or 20.7% of sales, an increase of $20.3 million compared to fiscal 2000 gross margins of $216.1 million, or 20.1% of sales. The current year increase is primarily due to higher margins on propellant programs, up approximately $17 million in fiscal 2001, due to increased sales. In addition, fiscal 2001 was impacted by the absence of prior year costs incurred for consolidation expenses, and the addition of the Lake City small caliber ammunition sales, which added approximately $12 million to gross margin in fiscal 2001. Fiscal 2001 was also impacted by an increase in pension income of $6 million to $12 million. Partially offsetting these improvements were reduced fiscal 2001 propulsion margins as a result of reduced sales due to lower contractual delivery requirements. Fiscal 2001 also included increased losses of approximately $8 million on various flare programs due to costs related to technical issues. In addition, fiscal 2001 was impacted by increased cost on fuzing programs of approximately $10 million, compared to increased costs of approximately $8 million in fiscal 2000. These losses, which were due to technical difficulties, represent management’s best estimate of the most likely loss exposure on these programs.

          Research and Development.    Research and development expenditures for fiscal 2001 were $11.6 million, or 1.0% of sales, compared to $11.2 million, or 1.0% of sales, for fiscal 2000. We also spent $204.9 million on customer-funded research and development contracts in fiscal 2001, an increase of $2.9 million when compared with expenditures of $202.0 million in fiscal 2000. Customer-funded research and development primarily represents research and development efforts that we undertake under contracts with the U.S. Government and its prime contractors.

          Selling.    Selling expenses for fiscal 2001 totaled $24.4 million, or 2.1% of sales, compared to $25.2 million, or 2.3% of sales, for fiscal 2000.

          General and Administrative.    General and administrative expenditures in fiscal 2001 were $64.3 million, or 5.6% of sales, compared to $59.1 million, or 5.5% of sales, in fiscal 2000. The fiscal 2001 increase was primarily due to the added costs associated with the addition of the Lake City Army Ammunition Plant.

          Interest Expense.    Interest expense was $33.7 million in fiscal 2001, a decrease of $0.3 million compared to $34.0 million in fiscal 2000. Fiscal 2001 was impacted by higher interest rates offset by lower average outstanding borrowings.

          Interest Income.    Interest income was $1.0 million in fiscal 2001, compared to $0.7 million in fiscal 2000.

          Earnings from Continuing Operations before Income Taxes.    Earnings from continuing operations before taxes for fiscal 2001 was $103.4 million, an increase of $16.2 million or 18.6%, compared to $87.2 million for fiscal 2000. The fiscal 2001 improvement reflects higher sales.

          Earnings before taxes in the Aerospace segment were $46.5 million in fiscal 2001, a decrease of $6.0 million compared to fiscal 2000 earnings before taxes of $52.5 million. The fiscal 2001 decrease was driven by higher interest expense in fiscal 2001, and reduced earnings before taxes on the Delta propulsion programs due to lower contractual production requirements.

          Earnings before taxes in the Defense segment were $44.7 million in fiscal 2001, an increase of $26.4 million, or 144.3 percent, compared to $18.3 million in fiscal 2000. Fiscal 2001 results reflect higher margins of approximately $17 million on propellant programs, due to increased sales and efficiencies, $12 million from small caliber ammunition and reduced fiscal 2001 expenses due to the absence of consolidation expenses incurred in fiscal 2000. The fiscal 2001 increase is also due to a current year gain of approximately $2 million associated with the sale of a program, along with the absence of a prior year non-recurring expense of $3.9 million to revalue certain long-term assets, primarily fixed assets, to the estimated net realizable value, as we disposed of assets no longer deemed critical to our business. These increases were partially offset by approximately $8 million in increased losses incurred on various flare programs due to technical difficulties incurred in fiscal 2001. During fiscal 2001, we sold our Kilgore flares business for approximately $23 million, of which $17.8 million was received in cash and $5.2 million was received in stock of the acquiring company. This sale resulted in no significant gain or loss.

          Earnings before taxes at the corporate level were $12.1 million for fiscal 2001, compared to $16.5 million in fiscal 2000. Earnings before taxes at the corporate level primarily reflect a capital employed charge to our operating segments. Net capital employed at the corporate level is historically a negative number, or a net liability, due primarily to the fact that specified significant liabilities are accounted for at the corporate level, including accrued post-retirement benefits, taxes, and environmental liabilities. Fiscal 2000 also includes a $4.4 million one-time gain on sale of an excess building.

          Income Taxes.    Taxes on income from continuing operations in fiscal 2001 were $35.5 million reflecting a 34.3% tax rate compared to $22.8 million for fiscal 2000 reflecting a 26.1% rate. This increase reflected our having fully utilized our net operating loss carryforwards in fiscal 2000. The tax rates vary from statutory tax rates principally due to tax effects associated with our business strategies, resolution of tax matters, and utilization of available tax loss and research credit carryforwards.

          Net Income.    Net income for fiscal 2001 was $67.9 million, compared to net income of $73.9 million for fiscal 2000. The current year results reflect higher sales, offset by higher income tax expense and the absence of a $9.5 million insurance settlement on discontinued operations received in fiscal 2000.

Fiscal 2000 Compared to Fiscal 1999

          Sales.    In fiscal 2000, our sales were $1,077.5 million, a decrease of $12.9 million, or 1.2%, from fiscal 1999 sales of $1,090.4 million.

          Aerospace segment sales in fiscal 2000 were $529.9 million, an increase of $60.8 million or 13.0%, from fiscal 1999 sales of $469.1 million. The increase reflected higher propulsion sales, up $20 million due primarily to increased production requirements on the Delta IV and National Missile Defense interceptor programs, where we are under contract with Boeing to produce solid rocket motor boosters. Sales on the Delta programs increased $8 million in fiscal 2000, to $136 million. Sales on the National Missile Defense interceptor increased $12 million in fiscal 2000, to $16 million. Both increases were driven by increased delivery requirements in fiscal 2000 compared to fiscal 1999 under the contracts for these programs. In addition, Delta IV composite structure sales increased to $34 million, up $29 million from fiscal 1999. These increases were partially offset by lower sales on the Titan Propulsion program due to lower production requirements and by the completion of the X-33 composite structures development contract for the next-generation space shuttle, which has since been cancelled.

          Defense segment sales in fiscal 2000 were $567.3 million, a decrease of $61.1 million or 9.7%, from fiscal 1999 sales of $628.4 million. The decrease partially reflected reduced tactical tank ammunition sales due to a decrease in the contractual production requirements on these programs and replacement of a current production program with a next-generation tank round development program, which we were awarded in the second quarter of fiscal 2000. Sales on the tactical rounds decreased to $14 million from $37 million in fiscal 1999. In addition, fiscal 2000 medium caliber ammunition sales were down $10 million as a result of a temporary slowdown in production while relocating our production facilities from Joliet, Illinois to the Radford, Virginia location. Fiscal 2000 propellant sales were $11 million lower due to completion of a contract, and flare sales decreased $15 million due to a temporary delay in production as a result of reengineering the facility workflow to enhance future productivity and safety. The flare plant returned to production during the fourth quarter of fiscal 2000. The decrease was also caused by the prior year completion of the Outrider™ Unmanned Aerial Vehicle development program, for which fiscal 2000 sales of $6 million represented a $26 million decrease from fiscal 1999 sales. Partially offsetting these decreases were increased sales on a warhead program that we were awarded in fiscal 2000, and revenues recognized in respect to preproduction activities related to our newly obtained 10-year contract to produce small caliber ammunition at our Lake City Army Ammunition Plant at which we began production on April 1, 2000. Fiscal 2000 sales were also impacted by increased production requirements on the Shielder/Volcano anti-tank munition programs, which were $12 million higher in fiscal 2000, due to increased scheduled deliveries on these programs in fiscal 2000 compared to fiscal 1999. In addition, fiscal 2000 sales on the AAR-47 missile warning system program were up $16 million due to the initial production requirements on a multi-year program.

          Gross Margin.    Our gross margin as a percent of sales was 20.1% and 18.6% in fiscal 2000 and 1999, respectively.

          Gross margin in fiscal 2000 was $216.1 million, an increase of $12.9 million compared to fiscal 1999 gross margin of $203.2 million. The fiscal 2000 increase was due primarily to higher margins on the tank ammunition program, the anti-tank munitions program, and the composite programs. In addition, fiscal 2000 was impacted positively by reduced costs on ordnance reclamation projects, reduced pension costs and resolution of cost reimbursement matters on completed fuzing contracts. Partially offsetting these improvements was cost growth of approximately $8 million on certain battery and fuzing programs due to technical issues, and reduced margins at our flare production facility due to the aforementioned delay.

          Research and Development.    Our research and development expenditures were $11.2 million or 1.0% of sales in fiscal 2000, compared to $8.9 million or 0.8% of sales in fiscal 1999.

          The increase in fiscal 2000 was the result of slightly higher expenditures in our Aerospace segment, which placed an emphasis on increasing its competitive advantages in both the space launch and composite structures areas. Fiscal 2000 also included higher costs on the developmental next-generation tactical tank ammunition round in our Defense segment and warhead programs in our Aerospace segment.

          We also spent $202.0 million on customer-funded research and development in fiscal 2000, a decrease of $5.1 million when compared with expenditures of $207.1 million in fiscal 1999.

          Selling.    Our selling expenses totaled $25.2 million or 2.3% of sales in fiscal 2000, compared to $31.5 million or 2.9% of sales in fiscal 1999. The decrease in fiscal 2000 was due to the absence of prior year bid and proposal costs at the Aerospace segment that were incurred in our pursuit of the next-generation tank round and Lake City Army Ammunition Plant small caliber ammunition programs.

          General and Administrative.    Our general and administrative costs totaled $59.1 million or 5.5% of sales in fiscal 2000, compared to $59.8 million or 5.5% of sales in fiscal 1999.

          Interest Expense.    Interest expense was $34.0 million in fiscal 2000, an increase of $9.3 million, when compared to $24.7 million in fiscal 1999. The current year increase was driven by higher average outstanding borrowings in fiscal 2000, which were primarily driven by $82.6 million in repurchases of our stock during fiscal 2000.

          Interest Income.    Interest income was $0.7 million in fiscal 2000, compared to $1.2 million in fiscal 1999.

          Earnings from Continuing Operations Before Income Taxes.    Earnings from continuing operations before income taxes for fiscal 2000 was $87.2 million, an increase of $7.7 million or 9.7%, compared to $79.5 million for fiscal 1999. The fiscal 2000 improvement primarily reflected increased margins, lower operating expenses, and lower pension expenses, offset by higher interest expense.

          Earnings before taxes in the Aerospace segment were $52.5 million in fiscal 2000, an increase of $7.3 million compared to fiscal 1999 earnings before taxes of $45.2 million. The fiscal 2000 increase is primarily driven by higher fiscal 2000 margins on the Delta IV composite structures program and increased sales on the Delta IV propulsion program.

          Earnings before taxes in the Defense segment were $18.3 million in fiscal 2000, a decrease of $1.0 million or 5.2%, compared to $19.3 million in fiscal 1999. The decline in fiscal 2000 earnings before taxes was primarily due to approximately $3.0 million related to the production delay at our flare facility, along with losses of approximately $8.0 million on certain battery and fuzing programs. These losses, which were due to technical difficulties associated with the start-up of production on these programs, represent our best estimate of the most likely loss exposure on these programs. In addition, fiscal 2000 included a non-recurring expense of approximately $3.9 million to revalue some of our long-term assets, primarily fixed assets, to their estimated net realizable value, as we elected to pursue disposal by sale of these assets, which were no longer deemed critical to our business. These decreases were partially offset by reduced losses of approximately $5.0 million compared to fiscal 1999 on ordnance reclamation contracts, and lower fiscal 2000 costs of approximately $3.0 million primarily from lower facility closure costs and staffing reduction costs. These costs, which were expensed as incurred, primarily related to our consolidation efforts, including the consolidation of the Minneapolis production facilities, as well as the move of the Joliet, Illinois operations to Radford, Virginia. Fiscal 2000 results were also impacted positively by approximately $3.0 million arising out of the resolution of cost reimbursement matters on now completed fuzing contracts. In addition, fiscal 2000 benefited from increased volumes on the higher margin anti-tank munition programs.

          Earnings before taxes at the corporate level were $16.5 million for fiscal 2000, compared to $15.1 million in fiscal 1999. Earnings before taxes at the corporate level primarily reflected our 8.0% charge to our operating segments for capital employed. Net capital employed at the corporate level is historically a negative number, or a net liability, due primarily to the fact that significant liabilities are accounted for at the corporate level, including accrued post-retirement benefits, taxes, and environmental liabilities, rather than at the segment level as described above. Fiscal 2000 corporate level earnings also include a $4.4 million one-time gain on the sale of an excess building.

          Income Taxes.    Taxes on income from continuing operations in fiscal 2000 and 1999 reflected a 26.1% and 15.0% tax rate, respectively. These rates vary from statutory tax rates principally due to tax effects associated with our business strategies, resolution of tax matters, and utilization of available tax loss carryforwards.

Discontinued Operations.

          Demilitarization Operations.    During fiscal 1994, we entered into two joint ventures in Belarus and Ukraine for the purpose of establishing demilitarization operations in those countries. In March 1996, after evaluating our strategic plans for the future, we elected to discontinue our ownership of our foreign demilitarization businesses. Accordingly, we began actions to transfer ownership of the joint ventures to the host country governments, or their agents, and in the fourth quarter of fiscal 1996, we estimated and recorded a $6.2 million loss on disposal of discontinued operations, net of a tax benefit of $4.2 million.

          During fiscal 1997, we stopped production efforts and completed our withdrawal from the Belarus operation. In the fourth quarter of fiscal 1997, we reached agreement with the Ukrainian Government to transfer our interests in the operation to the Ukrainian Government after payment by it of a $19.8 million non-interest bearing, long-term note receivable. In March 1998, as a result of our continued consideration and evaluation of the status of the underlying operations, as well as newly imposed export restrictions in the Ukraine and the increasing political instability in the region, we wrote off approximately $9.9 million, representing the remaining recorded value of our investment in that operation. During fiscal 1999, we continued to work with the Ukrainian Government to complete our exit from this business. However, given the political instability in the region and the lack of economic reforms, we believed that we would have been unable to pursue an exit by sale of our interest in the operation. Consequently, in fiscal 1999, we began the process of removing and salvaging assets. During this process, we were prevented from physically recovering all of the assets. We attempted unsuccessfully to rectify the situation through discussions with the Ukrainian Government. In September 1999, it was determined that our interests would be covered as an insured loss under our political risk insurance policy. Accordingly, we received net proceeds on an insurance claim in the amount of $9.5 million, net of taxes of $0.1 million. We recorded this as a gain on disposal of discontinued operations during fiscal 2000.

          Extraordinary Loss.    In connection with the early extinguishment in September 1998 of our then outstanding 11.75% senior subordinated notes and the refinancing of our bank borrowings in November 1998, we incurred extraordinary charges for the early extinguishment of debt totaling $16.8 million. Following a tender offer and consent solicitation, we paid approximately $153 million to purchase the 11.75% notes from noteholders holding approximately $140 million of the $150.0 million total principal amount of the notes. In February 1999, we completed the early extinguishment of debt by calling the remaining $10.0 million of notes at a cost of $10.6 million. In connection with these early extinguishments of debt, we recorded a $19.8 million extraordinary charge, or $16.8 million after the tax benefit of $3.0 million, which is comprised of the $13.6 million cash premium paid to acquire the 11.75% notes, as well as the write-off of approximately $6.2 million, which represented the unamortized portion of the debt issuance costs associated with the original borrowings.

          Net Income.    Net income reported for fiscal 2000 was $73.9 million, compared to net income of $50.8 million for fiscal 1999. The increase was primarily driven by higher gross margins, a $9.5 million gain on disposal of discontinued operations, and the absence of a prior year charge of $16.8 million due to early extinguishment of debt. These increases were partially offset by higher fiscal 2000 interest and income tax expense.

Results of Operations—Thiokol

          We acquired Thiokol on April 20, 2001. Thiokol is a leading supplier and producer of rocket propulsion systems for space and defense applications, ordnance, demilitarization and non-propulsion related applications.

          The majority of Thiokol’s contracts are cost-plus contracts in which all government-allowed costs incurred including direct, overhead, allocated general and administrative, research and development, and selling and administrative costs are reimbursed to Thiokol and recognized as sales. Consequently, the incurrence of government-allowed costs generally increases sales and profit in a given year. However, some contracts provide incentives for achieving lower costs than a base-line contract cost. Profits could be realized sooner under cost-plus contracts then they would under completed contracts since a portion of overall contract profit is recognized as costs are incurred. Profit is recognized in proportion to the total expected profit over the life of a contract in the same ratio as costs incurred relate to total estimated contract costs. Effective with its acquisition by us, Thiokol has adopted our revenue recognition policy of recognizing sales on a cost-incurred basis for fixed-price contracts.

          Thiokol results for fiscal 1998 and 1999 include a full allocation of Cordant corporate office expenses. The Thiokol results for fiscal 2000 include a full allocation of Cordant corporate office expenses for the period from January 1 to May 25, 2000 and an allocation of Alcoa Industrial Components Group expenses for the period from May 26 to December 31, 2000.

          The following discussion of Thiokol’s results of operations and its cash flows is based on the audited historical financial statements of Thiokol as of and for the years ended December 31, 1998, 1999 and 2000 incorporated by reference in this prospectus.

          The following table presents information about Thiokol’s results of operations (dollars in thousands):

	Year Ended December 31,
	1998	1999	2000
Sales	$644,273	$605,033	$612,952
Income before income taxes	79,950	93,616	86,591

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

          Sales.    Sales for the year ended December 31, 2000 totaled $613.0 million, an increase of $7.9 million, or 1.3%, from sales for the year ended December 31, 1999. The increase was primarily due to $9.0 million in sales generated by the start-up of Minuteman low rate production, which generated more sales than when this contract was in its development stage, $7.0 million from increased flare deliveries, $7.0 million in increased sales from higher demilitarization activity, and a $9.0 million reduction in deferred sales related to the difference between actual government contract pension costs and pension costs recorded for financial statement purposes. Space and launch motor sales decreased $8.0 million due to fewer deliveries, and Navy Theater Wide Missile Defense sales decreased $8.0 million due to less activity on this program, which is in the development phase.

          Income before income taxes.    Income before income taxes of $86.6 million for the year ended December 31, 2000 decreased $7.0 million, or 7.5%, from the prior year. Operating margins were 14.1% in 2000 compared to 15.4% in 1999. The decrease in income was primarily due to an additional $12.3 million of goodwill amortization and fixed asset write-up depreciation resulting from the acquisition of Thiokol by Alcoa and a $7.6 million contingency loss recorded for litigation damages assessed to Thiokol. Program income increased $10 million due to higher profit rates recognized on the space shuttle reusable solid rocket motor (RSRM) Buy 3 and Buy 4 contracts. Higher operating margins were also recorded on the flare, Minuteman and Trident programs.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

          Sales.    Sales for the year ended December 31, 1999 totaled $605.0 million, a decrease of $39.2 million, or 6.1% from sales for the year ended December 31, 1998. This decrease was mainly due to $23.0 million in lower sales in the space shuttle reusable solid rocket motor program, $8.0 million in lower sales on the Trident program, $5.0 million in lower sales of space and launch motors and $5.0 million of lower sales on ordnance programs. The lower sales on the space shuttle reusable solid rocket motor program resulted from continuing cost reductions and the transition to a new production contract from the prior one.

          Income before income taxes.    Income before income taxes of $93.6 million for the year ended December 31, 1999 increased $13.7 million, or 17.1%, over the year ended December 31, 1998. The increase was primarily due to $7.0 million from the higher space shuttle reusable solid rocket motor profit rate recognized as the prior space shuttle reusable solid rocket motor contract approached completion, and $6.0 million resulting from favorable post retirement medical and post employment benefit financial statement expense adjustments. Higher ordnance program margins were partially offset by lower income on commercial launch motor and Trident programs. Operating margins were 15.4% for the year ended December 31, 1999 compared to 12.4% for the year ended December 31, 1998.

Results of Operations—Sporting Equipment Group

          We have agreed to acquire the ammunition and related products business, known as the Sporting Equipment Group or SEG, of Blount International. SEG is a leading manufacturer of small caliber ammunition, reloading equipment, gun care products and accessories, and distributor of imported sports optical products for the shooting sports and law enforcement markets. It has served its markets for more than 75 years.

Six Months Ended June 30, 2001 Compared to Six Months Ended June 30, 2000

          Sales for SEG declined to $110.7 million for the first half of 2001 as compared to $145.1 million during the same period in 2000. This performance reflects lower sales of ammunition as compared to sales in the first half of 2000, which were abnormally high primarily due to the carryover effects of Y2K buying in the first half of 2000, when wholesale distributors continued to order at high levels while retail sales softened. As a result, significant inventories were accumulated within the distribution channel, reaching peak levels in the fourth quarter of 2000. Although these inventories have declined from the 2000 peak, reordering levels have not fully returned to historical amounts. Lower competitive selling prices on optical products were partially offset by increased sales to law enforcement and international markets. Operating income decreased to $2.7 million in the first six months of 2001 from $16.2 million for the same period during the prior year. Operating income was impacted by lower ammunition volume and selling prices due to customer and product shifts, lower optics selling prices, and reduced other sales which are predominantly accessories products. Operating income was also negatively impacted by higher unit costs as the weaker demand led to reduced plant utilization. The impact of lower sales and higher manufacturing costs was partially offset by lower selling, general, and administrative costs.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

          Sales for SEG declined to $314.3 million in 2000 from $323.7 million in 1999. This performance reflected lower sales of ammunition which was somewhat impacted by Y2K buying in 1999 and lower competitive selling prices on optical products in 2000, partially offset by increased sales to law enforcement and international markets. Operating income decreased to $36.9 million in 2000 from $40.4 million in 1999. The decrease was the result of lower ammunition volume and lower optics selling prices, partially offset by lower selling and administrative expenses.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

          Sales for SEG were up significantly to $323.7 million in 1999 from $286.7 million in 1998. Operating income improved to $40.4 million in 1999 from $36.0 million in 1998. These results reflect a higher volume for ammunition and related components, sports optics and other products, partially offset by competitive pricing actions required during the last half of 1999 in one of SEG’s products. Additionally in the second half of 1998, SEG completed certain cost reduction activities by consolidating its raw materials purchasing and sales and marketing organizations, transferring certain production to lower cost facilities and eliminating certain outsourcing. Annual savings of $3.7 million from these efforts were realized in 1999.

Cash Flows—Alliant

Six Months Ended September 30, 2001

          Cash provided by operating activities totaled $89.7 million for the six months ended September 30, 2001, representing an increase in operating cash flow of $106.2 million, compared to $16.5 million used for operating activities in the comparable period of the prior year. The improved level of cash provided during the period was primarily driven by increased income from continuing operations, decreased working capital, and tax strategies employed by us.

          Cash used for investing activities for the six months ended September 30, 2001 was $714.1 million, an increase in usage of $704.7 million compared to $9.4 million used in the comparable period of the prior year. This increase in usage is primarily due to the $700 million of cash used to purchase Thiokol, along with an increase in capital expenditures due to fixed asset purchases made by Thiokol. Capital expenditures in fiscal 2002 are expected to be approximately $39 million, compared to fiscal 2001 expenditures of $24.8 million. The expected increase is primarily due to capital expenditures to be made by Thiokol.

          Cash provided by financing activities for the six months ended September 30, 2001 totaled $645.5 million, an increase of $640.2 million compared to the $5.3 million generated in the comparable period of the prior year. The increase is a result of proceeds from debt issuances relating to our acquisition of Thiokol.

Year Ended March 31, 2001

          Cash provided by operations during fiscal 2001 totaled $74.6 million, a decrease of $35.7 million, compared with $110.3 million for fiscal 2000. Net income in fiscal 2001 was $67.9 million, compared to $73.9 million in fiscal 2000. Fiscal 2001 cash provided by operations was impacted by increased cash paid in fiscal 2001 for income taxes, payroll taxes, and insurance premiums. Cash paid for income taxes increased $12 million, reflecting the absence of prior year net operating loss carry forwards. Cash paid for payroll taxes and insurance premiums increased approximately $11 million, due to timing of payments. In addition, fiscal 2001 was impacted by the absence of a $9.5 million prior year receipt of cash for an insurance settlement.

          Cash provided from investing activities was $1.4 million in fiscal 2001, compared to cash used for investing activities of $45.5 million in fiscal 2000. Impacting fiscal 2001 were $17.8 million in proceeds received from the sale of our flare production facility and $9.7 million of cash proceeds received from the sale of two excess buildings. Capital expenditures were $24.8 million in fiscal 2001, compared to $45.6 million in fiscal 2000. This decrease primarily reflects the completion of facilitization and consolidation projects in fiscal 2001 at our Mississippi composites facility, our missile products facility in West Virginia, and our propellant and medium caliber ammunition load assemble and pack facility in Radford, Virginia. Cash used for investing activities for fiscal 2000 was $45.5 million, a $1.8 million increase in cash used, compared to cash used for investing activities of $43.7 million in fiscal 1999. Both fiscal 2000 and fiscal 1999 included increased capital expenditures due to move and facility related costs associated with moving our Joliet, Illinois operations to the Radford Army Ammunition Plant in Virginia. In December 1997, we completed the acquisition of certain assets from a division of Motorola, Inc., including patent and technology rights related to military fuze production, for approximately $8.5 million. During fiscal 2001, we made additional purchase price payments for the acquisition totaling $1.4 million, compared to $1.6 million in fiscal 2000. As of March 31, 2001, all consideration has been paid.

          Cash used for financing activities totaled $94.6 million for fiscal 2001, which primarily consisted of repayment of debt, partially offset by borrowings on a line of credit and proceeds from the exercise of stock options. Cash used for financing activities during fiscal 2000 totaled $40.1 million, which we used primarily for share repurchases and repayment of debt, partially offset by borrowings on a line of credit. Cash used for financing activities during fiscal 1999 totaled $79.8 million, which we used primarily for share repurchases and refinancing of existing debt, partially offset by increased borrowings.

Year Ended March 31, 2000

          Cash provided by operations during fiscal 2000 totaled $110.3 million, an increase of $34.6 million, compared with $75.7 million for fiscal 1999. Net income in fiscal 2000 was $73.9 million, compared to $67.6 million in fiscal 1999, which excludes a $16.8 million extraordinary loss on early extinguishment of debt. Fiscal 2000 cash provided by operations reflected increased net income, lower cash payments for taxes due to the use of net operating loss carryforwards, and the absence of fiscal 1999 legal costs incurred on “qui tam” litigation settlements, actions brought by private citizens in the name of the U.S. Government under the Federal Civil False Claims Act. As a result of “qui tam” litigation settlements we entered into in fiscal 1995, we spent approximately $4.5 million in fiscal 1999. The final settlement payment was made during fiscal 1999.

          As a result of operating losses incurred in prior years, primarily resulting from restructuring charges, as well as one-time charges incurred in fiscal 1995, we had tax loss carryforwards remaining of approximately $40.0 million at March 31, 1999, which were entirely utilized to reduce taxable income, and therefore tax payments during fiscal 2000. Realization of our net deferred tax assets is dependent upon profitable operations and future reversals of existing taxable temporary differences. Although realization is not assured, we believe that it is more likely than not that such recorded benefits will be realized through the reduction of future taxable income. However, we may be subject to the provisions of the alternative minimum tax, in which case tax payments could be required. To the extent that alternative minimum tax is required to be paid currently, the resulting deferred tax asset can be carried forward indefinitely, and can be recovered through reductions in tax payments on future taxable income. During fiscal 2001, we made total tax payments of approximately $19.3 million.

          Cash used for investing activities, which primarily represents capital expenditures, was $45.5 million in fiscal 2000, compared to $43.7 million in fiscal 1999, due to increased capital expenditures due to move and facilitization costs.

Share Repurchases

          During fiscal 2001, we repurchased a total of 91,500 shares, at a cost of $3.7 million, compared to 2.925 million shares, at a cost of $82.6 million, in fiscal 2000. These repurchases were primarily made under terms of board authorized share repurchases program as described below.

          On October 24, 1997, we entered into an agreement with Hercules Incorporated, providing for the disposition of 8.685 million shares of our common stock then held by Hercules. The shares represented the stock issued by us in connection with the March 1995 acquisition of the Hercules Aerospace Company operations from Hercules.

          Under the agreement with Hercules, during the third quarter of fiscal 1998 we registered for public offering approximately 6.255 million of the shares held by Hercules. The offering was completed on November 21, 1997. No new shares were issued in the offering, nor did we receive any proceeds from the offering. The remaining 2.475 million shares then held by Hercules became subject to a put/call arrangement under which Hercules had the right to require us to purchase the shares, and we could likewise require Hercules to sell the shares to us during 1998. The price for shares purchased under the put/call arrangement was equal to the per share net proceeds realized by Hercules in the secondary public offering, or $24.59 per share. During February 1998, we repurchased 609,750 shares, for approximately $15 million. During fiscal 1999, we repurchased the remaining 1,829,250 shares, for approximately $45 million.

Cash Flows—Thiokol

          Cash provided by operations for the year ended December 31, 2000 totaled $14.6 million, a decrease of $74.7 million, compared to cash provided by operations of $89.3 million in the prior year. This decrease resulted primarily from a significant increase in receivables in the year ended December 31, 2000 compared to a decrease in the prior year, producing a net change of $79.1 million. The increase in receivables was caused by an increase in unbilled fee receivable on the space shuttle reusable solid rocket motor program as a result of higher fees recognized in comparison to fees collected during the year ended December 31, 2000 due to an increase in Thiokol’s profit booking rate, the U.S. Government’s adjustments to timing of allowable billing, and higher costs billed but not collected in the fourth quarter of 2000, partially offset by cash flow generated from an increase in accounts payable. The decrease in cash provided by operations was also impacted by a change in net payments made on contract advances during the year ended December 31, 2000 compared to contract advances received in the prior year, which provided a net change of $23.3 million and resulted from costs incurred exceeding new contract milestone payments received on space and launch motor programs in the year ended December 31, 2000. Amortization and depreciation expense increased $12.6 million for the year ended December 31, 2000 primarily due to a $427.0 million write up of certain long-term assets during the year ended December 31, 2000 associated with Alcoa’s acquisition of Cordant in May 2000.

          Cash provided by operations for the year ended December 31, 1999 totaled $89.3 million, an increase of $18.4 million, compared to cash provided by operations of $70.9 million for the prior year. The increased level of cash provided by operations during the year ended December 31, 1999 resulted from costs incurred exceeding new contract milestone payments received on space launch motor programs, producing a net change of $20.7 million, and an increase in the deferred pension asset for the year ended December 31, 1998.

          Capital expenditures were $12.3 million in 2000, $17.4 million in 1999, and $13.5 million in 1998.

          All of Thiokol’s excess cash was withdrawn on a daily basis by its parent.

Liquidity and Capital Resources

          Our principal sources of liquidity continue to be cash generated by operations and borrowings under our credit facilities. On November 23, 1998, we entered into bank credit facilities totaling $650 million. The facilities had a six-year term and consisted of term-debt credit facilities totaling up to $400 million, and a revolving credit facility of $250 million.

           In connection with the acquisition of Thiokol, we entered into new senior credit facilities totaling $1,050 million. The senior credit facilities consist of a six-year revolving credit facility of $250 million, a $300 million six-year Tranche A term loan, and a $500 million eight-year Tranche B term loan. The Tranche A, Tranche B and revolving credit loans bear interest at a rate, at our election, of either the London Inter-Bank Offered Rate, or LIBOR, or ABR, plus a margin, depending on our consolidated leverage ratio. As of October 31, 2001, the interest rate on our Tranche A term loans was 8.44% per annum after taking into account existing swap agreements; the interest rate on our Tranche B term loans was 8.26% per annum after taking into account existing swap agreements; and the interest rate on our revolving credit loans was 5.13% per annum. The new senior credit facilities are secured by perfected first priority security interests, subject only to permitted liens, in substantially all of our tangible and intangible assets, including the capital stock of certain of our subsidiaries and are guaranteed by our domestic subsidiaries.

          In addition, at the time of the Thiokol acquisition, we obtained bridge financing in the amount of $125 million, on which interest accrued at a rate of 12.51% per annum. The bridge financing was repaid in full with proceeds from the issuance and sale of the outstanding notes. Fees associated with this refinancing were approximately $30 million and will be amortized to interest expense over the term of the senior credit facilities. A portion of the proceeds from the senior credit facilities were used to repay $277 million of our existing debt and the remainder was used to finance the purchase price for the Thiokol acquisition and related fees and expenses.

          On May 14, 2001, we issued $400 million aggregate principal amount of our 8.50% senior subordinated notes that mature on May 15, 2011. The outstanding notes are general unsecured obligations of our company. The outstanding notes rank equal in right of payment with all of our future senior subordinated indebtedness, and are subordinated in right of payment to all of our existing and future senior indebtedness, including our senior credit facilities. The outstanding notes are guaranteed on an unsecured basis by each of our domestic subsidiaries, other than Alliant Assurance and the Radford joint venture. These guarantees are senior subordinated obligations of the applicable subsidiary guarantors. Interest on the outstanding notes accrues at a rate of 8.5% per annum and is payable semi-annually on May 15 and November 15 of each year beginning November 15, 2001. We used the net proceeds from the sale of the outstanding notes to repay approximately $65 million of revolving credit loans and a portion of the outstanding Tranche A term loans including, in each case, accrued but unpaid interest on the loans repaid.

          As a result of these financing activities, debt issuance costs of $10.6 million, net of $6.5 million in taxes, were written-off and recorded as an extraordinary loss from early retirement of debt in the six months ended September 30, 2001. Total debt, which includes the current portion of debt and long-term debt, as a percentage of total capitalization increased to 82% on September 30, 2001, from 58% on March 31, 2001. Total debt as a percentage of total capitalization, on a pro forma basis including SEG, was 68% on September 30, 2001.

          As of September 30, 2001, we had total debt of approximately $957.2 million, consisting of borrowings under the Tranche A and Tranche B term loan facilities, borrowings under our revolving credit facility and the outstanding principal amount of the senior subordinated notes. As of September 30, 2001, we had outstanding letters of credit of $44.7 million, which reduced amounts available on the revolving facility to $205.3 million.

          Our senior credit facilities and the indenture governing the senior subordinated notes impose limitations on our ability to, among other things, incur additional indebtedness, including capital leases, liens, pay dividends and make other restricted payments, sell assets, or merge or consolidate with or into another person. In addition, our senior credit facilities limit our ability to enter into sale and leaseback transactions and to make capital expenditures. Our senior credit facilities also require that we meet and maintain specified financial ratios and tests, including: a minimum consolidated net worth, a maximum leverage ratio and a minimum interest coverage ratio. Our ability to comply with these covenants and to meet and maintain the financial ratios and tests may be affected by events beyond our control, such as those described under “Risk Factors.” Borrowings under our revolving credit facility are subject to our compliance with these covenants. For more information on the senior credit facilities and the senior subordinated notes, see “Description of Indebtedness.”

           We have limited amortization requirements under our senior credit facilities over the next few years. Our other debt service requirements consist principally of interest expense on the senior credit facilities and the senior subordinated notes. Our short-term cash requirements for our operations are expected to consist mainly of capital expenditures to maintain and expand our production facilities and working capital requirements. We expect our capital expenditures to be approximately $39 million for the current fiscal year. However, the amount of capital expenditures that we make will be affected by, and may be greater than currently anticipated depending upon, the size and nature of new business opportunities.

          In the event that the proceeds of this offering have been escrowed in the circumstances described under “The Sporting Equipment Group Acquisition”, and we thereafter fail to receive clearance from the Federal Trade Commission and the U.S. Department of Justice as required in order to consummate the acquisition by the termination date of the purchase agreement (which is January 31, 2002 or a later date as mutually agreed by the parties), the proceeds of this offering would be released to us and not to the selling stockholder. We would expect to use such proceeds for general corporate purposes, including repayment of debt and possible future acquisitions.

          Based on our current financial condition, we believe that future operating cash flows, combined with the availability of funding, if needed, under our new revolving credit facilities, will be adequate to fund our future growth as well as service our long-term obligations over the next 12 months.

Contingencies—Environmental Matters

          We are subject to various local, state and national laws relating to the protection of the environment. A number of our operating facilities are in various stages of investigation or remediation of potential, alleged, or acknowledged contamination. In addition, we have liability relating to off-site disposal and releases of hazardous wastes. As of March 31, 2001 and September 30, 2001, the accrued liability for environmental remediation of $28.6 million and $48.6 million, respectively, represents our best estimate of the present value of the probable and reasonably estimable costs related to our known remediation obligations for our operations. It is expected that a significant portion of our environmental costs will be recovered by us. As collection of those recoveries is estimated to be probable, we have recorded a receivable of $11.0 million and $18.0 million, representing the present value of those recoveries at March 31, 2001 and September 30, 2001, respectively. This receivable primarily represents the expected recovery of costs associated with the aerospace operations acquired from Hercules in March 1995 and, as of September 30, 2001, the expected recovery of costs associated with the Thiokol facilities. Under the respective purchase agreements, we generally assumed responsibility for environmental compliance at the acquired facilities.

          On or about November 16, 2001, we received notice from the State of Utah, as Trustee, of a claim against us under Section 107(f) of CERCLA for natural resource damages. The claim, which is for $139 million, is based on known and alleged groundwater contamination at or near our Bacchus facility in Magna, Utah and is related to our and our predecessors’ manufacturing operations at the site. The amounts accrued for environmental remediation liabilities described in the prior paragraph include our best estimate of the probable and reasonably estimable costs related to the remediation obligations known to us with respect to the affected area as of the dates specified in such paragraph. Management has begun evaluating this claim, as well as the scope of our indemnification agreement with Hercules, to determine whether any adjustments should be made to our remediation liability accruals and, to the extent this claim may arise from alleged loss of natural resources independent of remediation liabilities, whether any amounts should be accrued for such non-remediation liabilities.

          We expect that much of the compliance and remediation costs associated with the acquired Hercules facilities will be recovered under U.S. Government contracts, and that those environmental remediation costs not covered through these contracts will be covered by Hercules under various indemnification agreements, subject to our having appropriately notified Hercules of issues identified prior to the expiration of the stipulated notification periods, which is either March 2000 or March 2005, depending on site ownership. We have performed environmental condition evaluations and notified Hercules of our findings for sites subject to the March 15, 2000 deadline and are planning to prepare a similar evaluation prior to the March 15, 2005 deadline.

           Thiokol’s operating facilities are in various stages of investigation or remediation of potential, alleged or acknowledged contamination. We are conducting significant investigation or remediation activities at both the Elkton, Maryland and Promontory, Utah facilities which are each currently undergoing Resource Conservation and Recovery Act corrective action. Operations at both sites have resulted in known and potential on-site and off-site soil and ground water contamination. Thiokol is also involved in two significant state or Federal Superfund sites in Morris County, New Jersey: the Rockaway Borough Well Field Site and the Rockaway Township Well Field Site. In addition, Thiokol is subject to liability at other state and Federal Superfund sites.

          We expect that much of the compliance and remediation costs associated with Thiokol will be recoverable under U.S. Government contracts, and that those environmental remediation costs not covered through such contracts will be covered by approximately $14 million in reserve. Beyond this amount, we and Alcoa would each bear 50% of the next $20 million of liability, subject to our having provided Alcoa notification of issues identified prior to January 30, 2004. Alcoa’s obligation under this environmental indemnity is capped at $10 million.

          Our accrual for environmental remediation liabilities, and the associated receivable for recovery thereof, have been discounted to reflect the present value of the expected future cash flows, using a discount rate, net of estimated inflation, of approximately 4.5%.

          The following is a summary of the amounts recorded for environmental remediation of Alliant operations as of March 31, 2000, March 31, 2001 and September 30, 2001 (in thousands):

	Accrued Environmental Liability			Environmental Costs-Reimbursement Receivable
	March 31, 2000	March 31, 2001	September 30, 2001	March 31, 2000	March 31, 2001	September 30, 2001
Amounts (payable)/receivable	$(35,788)	$(36,620)	$(62,192)	$ 9,962	$14,098	$20,503
Unamortized discount	8,133	7,974	13,606	(2,136)	(3,089)	(2,524)

Present value of amounts (payable)/receivable	$(27,655)	$(28,646)	$(48,586)	$ 7,826	$11,009	$17,979

          As of March 31, 2001, the aggregate undiscounted amounts payable for environmental remediation costs, net of expected recoveries, were estimated to be $4.0 million, $3.2 million, $1.4 million, $1.0 million, and $0.9 million for the fiscal years ending March 31, 2002, 2003, 2004, 2005 and 2006, respectively. Estimated amounts payable thereafter total $12.0 million. Amounts payable/receivable in periods beyond fiscal 2001 have been classified as non-current on our March 31, 2001 balance sheet. At September 30, 2001, the estimated discounted range of reasonably possible costs of environmental remediation is between $48 and $88 million. As of March 31, 2001, the estimated discounted range of reasonably possible costs of environmental remediation was between $28.6 million and $47.0 million, compared to $27.7 million and $42.7 million at March 31, 2000. There were no material insurance recoveries related to environmental remediations during fiscal 1999, 2000 or 2001 or the six months ended September 30, 2001. We do not anticipate that resolution of the environmental contingencies in excess of amounts accrued, net of recoveries, will materially affect future operating results.

          Factors Affecting Estimates.    Factors that could significantly change the estimates described in this section in future periods include:

•	the adoption, implementation and interpretation of new laws, regulations or cleanup standards;

•	advances in technologies;

•	outcomes of negotiations or litigation with regulatory authorities and other parties;

•	additional information about the ultimate remedy selected at new and existing sites;

•	adjustment of our share of the cost of such remedies;

•	changes in the extent and type of site utilization;

•	the discovery of new contamination;

•	the number of parties found liable at each site and their ability to pay; or

•	more current estimates of liabilities for these contingencies.

Contingencies—Litigation

          From time to time, we are subject to various legal proceedings, including lawsuits, which arise out of, and are incidental to, the ordinary conduct of our business. We do not consider any of such proceedings, individually or in the aggregate, to be material to our business or likely to result in a material adverse effect on our results of operations or financial condition.

New Accounting Rules

          Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for our fiscal 2002 which began April 1, 2001. SFAS 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

          All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair-value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated in a cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in income when the hedged item affects earnings. SFAS 133 defines new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that is not designated as or does not qualify as a hedge, changes in fair value are recognized in earnings. On April 1, 2001, we adopted SFAS 133 and recorded a transition adjustment that decreased other comprehensive income by $8.2 million and was reported as a cumulative effect of accounting change in comprehensive income. The transition adjustment relates to our hedging activities through March 31, 2001. Our hedging activities which resulted in the $8.2 million adjustment to other comprehensive income are interest rate swaps with fair value of $8.1 million and certain commodity and foreign currency contracts with a fair value of $0.1 million, all of which have been designated as cash flow hedges. Prior to the application of SFAS 133, financial instruments designated as cash-flow hedges were not recorded in the financial statements, but cash flows from such contracts were recorded as adjustments to earnings as the hedged items affected earnings.

          In July 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, Business Combinations. SFAS 141 establishes new standards for accounting and reporting requirements for business combinations and requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. We expect to adopt this statement on April 1, 2002. Management does not believe that SFAS 141 will have a material impact on our consolidated financial statements.

          In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS 142 establishes new standards for goodwill acquired in a business combination and eliminates amortization of goodwill and instead sets forth methods to periodically evaluate goodwill for impairment. We expect to adopt this statement on April 1, 2002. During the six months ended September 30, 2001, goodwill amortization totaled $7.5 million. Management is still evaluating the impact that the adoption of SFAS 142 will have on our financial statements.

          In addition, in June 2001, the FASB approved the issuance of SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 will become effective for us on April 1, 2003 and requires recognition of a liability for an asset retirement obligation in the period in which it is incurred. Management is in the process of evaluating the impact this standard will have on our financial statements.

          In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and Assets to be Disposed of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a
Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 will become effective for us on April 1, 2002. Management is in the process of evaluating the impact this standard will have on our financial statements.

Inflation

          In our opinion, inflation has not had a significant impact upon the results of our operations. The selling prices under contracts, the majority of which are long term, generally include estimated costs to be incurred in future periods. These cost projections can generally be negotiated into new procurements under fixed-price government contracts, while actual cost increases are recoverable on cost-type contracts.

INDUSTRY

          We operate within the global aerospace and defense industry, which consists of firms that design, develop and manufacture a variety of products and systems for government and commercial customers. The industry can be categorized into numerous sectors, including the primary sectors in which we operate: propulsion, composite structures, conventional munitions and precision weapons. Because of the U.S. Government’s responsibility for national defense and its interest in space exploration, it is the predominant customer in these sectors. The U.S. Government has also invested significant financial resources in production and development programs. Due to the significant qualification requirements for U.S. Government program funding, the industry is characterized by high barriers to entry and long-term relationships between the U.S. Government and its suppliers.

Defense

          General.    The defense industry manufactures and develops a broad range of products including aircraft, ships, tanks, missiles, air defense systems, tactical weapons, bombs and ammunition. Other products include defense electronics, such as sensors, electronic warfare systems, laser systems, navigation systems, communications equipment and the related software necessary to operate these systems.

          Since the mid-1980’s, the worldwide defense industry has been negatively affected by the end of the Cold War and, in the case of the United States and many of its allies, a reduction in the perceived threat posed by the former Soviet Union and its allies. Procurement spending by the Department of Defense decreased from approximately $100 billion per year in the mid-1980’s to a low of $42 billion in 1996. This reduction led to an aging and depletion of U.S. military weapons and munitions inventory. However, since 1997, there has been a renewed emphasis on replenishing and modernizing the nation’s defense capabilities, as demonstrated by a rebound in procurement spending from its low of $42 billion to $62 billion for the U.S. Government’s fiscal year ended September 30, 2001.

          Department of Defense Budget and Outlook.    The table below shows the breakdown of modernization spending on an historical basis from the government’s fiscal years 1996 through 2001 and projected modernization spending for fiscal years 2002 through 2005 (dollars in billions):

	Fiscal Year
	1996(a)	1997(a)	1998(a)	1999(a)	2000(a)	2001(b)	2002(b)	2003(c)	2004(c)	2005(c)
Procurement	$ 42.6	$ 43.0	$ 44.8	$ 51.1	$ 55.0	$ 62.1	$ 61.6	$ 66.7	$ 67.7	$ 70.9
Research, development, testing & evaluations	35.0	36.4	37.1	38.3	38.7	40.8	47.4	37.6	37.5	36.4

Total modernization spending	$ 77.6	$ 79.4	$ 81.9	$ 89.4	$ 93.7	$102.9	$109.0	$104.3	$105.2	$107.3
Procurement as a percentage of total modernization spending	54.9%	54.2%	54.7%	57.2%	58.7%	60.3%	56.5%	64.0%	64.4%	66.1%
Total Department of Defense spending	$254.6	$258.0	$258.6	$278.6	$290.5	$296.3	$328.9	$300.9	$308.3	$316.4
Modernization spending as a percentage of total Department of Defense spending	30.5%	30.8%	31.7%	32.1%	32.3%	34.7%	33.1%	34.7%	34.1%	33.9%

(a)	From National Defense Budget Estimates dated August 2001.
(b)	From Department of Defense Amended Budget Fiscal Year 2002, released on June 27, 2001.
(c)	From National Defense Budget Estimates dated March 2000.

           The projections in the budget are subject to future adjustments by the Bush administration and Congress.

          President Bush’s current amended budget proposal for the Department of Defense’s fiscal year ending September 30, 2002 allocates $329 billion for Department of Defense spending, exceeding former President Clinton’s final budget proposal. This budget proposal for the Department of Defense represents an increase of approximately 11% over the enacted level of $296 billion for the fiscal year ended September 30, 2001. Although President Bush’s proposal did not include detailed information on future fiscal years, we expect total Department of Defense spending to continue to increase over the long-term.

          Since fiscal 1996, an increasing amount of Department of Defense funds in both absolute and percentage terms have been allocated to modernization spending, which is the total amount of spending for procurement and for research, development, testing and evaluation, or RDT&E. From fiscal 1996 through fiscal 2001, modernization spending increased at a compound annual growth rate of approximately 6%. For fiscal 2001, modernization spending represented approximately 35% of total Department of Defense spending, up from approximately 31% for fiscal 1996.

          The majority of government funding for defense contractors comes from the Department of Defense procurement budget. From fiscal 1996 through fiscal 2001, procurement spending has grown at a compound annual growth rate of approximately 8%, and, for fiscal 2001, represents approximately 60% of total modernization spending up from approximately 55% for fiscal 1996. President Bush’s budget proposal for fiscal 2002 calls for $61.6 billion in procurement spending, a decrease of 1.2% from fiscal 2001, and $47.4 billion in development spending, an increase of 16.2% from fiscal 2001. However, we believe that modernization spending, including procurement spending, will continue to increase over the long term, both in absolute terms and as a percentage of total Department of Defense spending.

Aerospace

          NASA.    NASA, created in 1958, remains a leading force in scientific research and in space exploration. Two major programs currently in the national spotlight are the space shuttle and the international space station.

          As the focal point of the U.S. space program, NASA’s space shuttle has completed 106 flights. Recently, NASA announced its intention to operate the space shuttle through 2012. In addition, NASA recently announced the cancellation of the X-33 program, the purpose of which was to develop an alternative to the space shuttle. With the cancellation of the X-33 program, there is currently no viable domestic alternative to the space shuttle or the reusable solid rocket motors that propel it. According to NASA’s current launch manifest, there are 33 space shuttle launches scheduled through 2006. The table below shows the upcoming space shuttle flights through November 2002:

Upcoming Space Shuttle Launches
Date	Mission #	Orbiter	Payload
November 2001	108	Endeavour (OV-105)	International Space Station 12th Flight
February 2002	109	Columbia (OV-102)	Third Hubble Space Telescope Service
March 2002	110	Atlantis (OV-104)	International Space Station 13th Flight
April 2002	111	Endeavour (OV-105)	International Space Station 14th Flight
June 2002	107	Columbia (OV-102)	Research Mission
July 2002	112	Atlantis (OV-104)	International Space Station 15th Flight
August 2002	113	Endeavour (OV-105)	International Space Station 16th Flight
November 2002	114	Atlantis (OV-104)	International Space Station 17th Flight

Source: NASA

          NASA’s space shuttle program is not only critical to the future of space exploration but also to the construction and use of the international space station. The space shuttle is primarily used to transport astronauts and various payloads to the international space station and for basic space exploration. Each space shuttle is equipped with two solid rocket boosters that provide the initial thrust and acceleration to allow the main engines to carry the orbiter into space. The space shuttle main engines work in tandem with the solid rocket boosters from liftoff until separation of the boosters. We are the only supplier of these boosters.

          Unmanned Space Launch Vehicles.    Significant space launch vehicle programs in the United States include the Titan, Delta and Atlas launch vehicle families. The primary function of these launch vehicles is to place various government and commercial satellites or other unmanned payloads into orbit.

          For over forty years the only unmanned space launch vehicles have been expendable launch vehicles, or ELVs. However, beginning in the mid-1990’s, the U.S. Government began funding a program to develop the next-generation of space launch vehicles known as evolved expendable launch vehicles, or EELVs, launches of which are expected to begin in 2002. The goal of the development program is to reduce launch costs by creating a family of vehicles capable of carrying various sized payloads into orbit, unlike current vehicles that have a more defined payload capacity. The Delta IV, which is being built by Boeing, and the Atlas V, which is being built by Lockheed Martin, are the two evolved expendable launch vehicles under development in the United States. We are the sole supplier of solid propulsion systems for Boeing’s evolved expendable launch vehicles, the Delta IV rocket.

          A factor that may adversely affect our business is the recent cancellation or expiration of the commercial space launch bilateral trade agreements that the U.S. had with Russia and the Ukraine. Currently, only the U.S. commercial space launch bilateral trade agreement with China remains in effect and it expires at the end of 2001. These trade agreements had set quotas on the number of foreign launch vehicles that could be used to launch American commercial satellites. With the cancellation and expiration of these agreements, American companies could choose to use a greater number of less expensive Russian, Ukrainian or Chinese alternatives rather than those produced by American manufacturers.

          Recently, there has also been negative publicity regarding the financial difficulties of operators of large satellite constellations, which we believe has negatively impacted the outlook for the commercial satellite industry. For example, companies such as Boeing and Lockheed Martin have reduced their projections for the number of launches. The Federal Aviation Administration projects that there will be an average of 32 worldwide commercial space launches each year through 2010. Although this represents a decrease of 9 launches per year as compared to the 2000 forecast, commercial space launches represent less than 50% of total worldwide space launches, which includes both government and commercial launches. Furthermore, the types of satellite systems that have faced financial difficulty are typically placed into low to medium earth orbit. These launches represent less than 20% of total worldwide commercial and government launches.

Sporting Equipment Group

          On November 6, 2001, we entered into an agreement to purchase the ammunition and related products business, known as the Sporting Equipment Group or SEG, of Blount International. SEG primarily serves two markets: ammunition for law enforcement and ammunition and accessories for the hunting and shooting sports industry. Law enforcement professionals use ammunition primarily for target practice, and demand is therefore relatively predictable and stable. The hunting and shooting sports industry includes target shooting, clay pigeon shooting and hunting. Annual sales to this industry in the United States are estimated by SEG’s management to be $1.6 billion, with ammunition and related products accounting for approximately $700 million. Industry sources indicate that there are approximately 17 million hunters and 30 million active shooting sports enthusiasts in the United States. Management of SEG believes that ammunition demand by these hunters and shooting sports enthusiasts will grow by 3% per year. Demand tends to be counter-cyclical as sales are tied to the number of non-work days experienced by the customer base.

BACKGROUND

          We were incorporated as a Delaware corporation as a wholly owned subsidiary of Honeywell Inc. in May 1990 in connection with Honeywell’s plan to spin-off to its stockholders its Defense and Marine Systems Business, its Test Instruments Division and its Signal Analysis Center. The spin-off became effective in September 1990, when Honeywell transferred to us substantially all of the assets and liabilities of those businesses. Honeywell subsequently distributed to its stockholders in October 1990 all of our outstanding common stock on a pro rata basis.

          In January 1991, we changed our fiscal year-end from December 31 to March 31, starting with the fiscal year that began April 1, 1991 and ended March 31, 1992.

          In December 1992, we sold our Test Instruments Division.

          In October 1993, we acquired Accudyne Corporation, which manufactured fuzes, and Kilgore Corporation, which primarily manufactured infrared counter-measure flares, and, in November 1993, we acquired Ferrulmatic, Inc., which primarily manufactured metal parts for our tank ammunition programs.

          In March 1995, we acquired assets and operations of the Hercules Aerospace Company division of Hercules Incorporated, which was involved in the development and supply of solid rocket propulsion systems, munitions propellants, commercial gun powders, defense electronics systems, self-directed weapons systems and composite structures. We paid Hercules $423.8 million in cash and our common stock for this division. The cash portion of this acquisition was partially funded by the issuance of $150 million of 11 3/4% senior subordinated notes, which we subsequently repurchased in 1998.

          In March 1996, after evaluating our strategic plans for the future, we elected to discontinue our role as an owner of foreign demilitarization businesses located in the former Soviet republics of Ukraine and Belarus. We subsequently completed our withdrawal from the Ukraine and Belarus joint ventures and show these operations as discontinued operations in our financial statements. In February 1997, we sold our Marine Systems Group and, in February 2001, we sold the Kilgore operations, which we had renamed Alliant Kilgore Flares Company LLC.

          On April 20, 2001, we purchased from Alcoa, for $708.3 million in cash, all of the issued and outstanding shares of common stock of Cordant following the transfer to and assumption by Alcoa of all of Cordant’s assets and liabilities other than those related to its Thiokol propulsion business. For more information about how we financed the Thiokol acquisition, see “Description of Indebtedness.”

          On November 6, 2001, we entered into an agreement to purchase the ammunition and related products business, known as the Sporting Equipment Group or SEG, of Blount International for stock with a value of approximately $250 million, subject to adjustment, plus a nominal amount of cash. The stock component will be paid by delivery of approximately 2.9 million to 3.0 million shares of our common stock, based upon the market price of our common stock prior to closing. The shares to be acquired by Blount International in connection with the acquisition are being offered pursuant to this prospectus. If the value of the shares received exceeds $250 million, Blount International will pay us a cash adjustment of up to $5 million upon completion of this offering. The purchase price is also subject to an additional post-closing adjustment based on the net book value of the business at closing. For more information about the SEG acquisition, see “The Sporting Equipment Group Acquisition.”

           The following table summarizes all of these acquisitions and divestitures:

Date	Company Involved	Event
May 1990	Defense and Marine Division	Spin-off from Honeywell
May 1990	Test Instruments Division	Spin-off from Honeywell
May 1990	Signal Analysis Center	Spin-off from Honeywell
December 1992	Test Instruments Division	Sold
October 1993	Accudyne Corporation	Acquired
October 1993	Kilgore Corporation	Acquired
November 1993	Ferrulmatic, Inc.	Acquired
March 1995	Hercules Aerospace Company	Acquired
March 1996	Demilitarization business	Discontinued
February 1997	Marine Systems Group	Sold
February 2001	Alliant Kilgore Flares Company LLC	Sold
April 2001	Thiokol Propulsion Corp.	Acquired
November 6, 2001 (pending)	Sporting Equipment Group	Agreement to Acquire

          On April 1, 2001, we realigned our business operations, combining our Conventional Munitions and Defense Systems groups, and now have two operating segments, Aerospace and Defense. Within these two segments, we have four business lanes: Propulsion and Composites, which are the two business lanes that compose our Aerospace segment; and Conventional Munitions and Precision Capabilities, which are the two lanes that compose our Defense Segment. Our Aerospace segment designs, develops and manufactures solid propulsion systems and composite structures for space launch vehicles and tactical and strategic missiles, composite structures for satellites, military hardware and military and commercial aircraft and advanced warheads for tactical missiles. Our Defense segment designs, develops and manufactures small, medium and large caliber ammunition, commercial gunpowder, munition propellants, barrier systems, electronic warfare systems, electronic support equipment, missile warning systems, infantry weapons systems, electro-mechanical and electronic fuzes, smart weapons, sensors, demolition systems and batteries for military and aerospace applications.

BUSINESS

Our Company

          We are the world’s largest manufacturer and developer of solid propulsion systems. Our propulsion systems are used for a variety of applications, including manned and unmanned space vehicles and strategic and tactical missile systems. We are the sole supplier of the reusable solid rocket motor for use on the National Aeronautics and Space Administration, or NASA, space shuttle. We are also a leading developer, manufacturer and supplier of small, medium and large caliber ammunition, and are the principal manufacturer and supplier of small caliber ammunition for the U.S. Department of Defense. Following completion of the acquisition of the ammunition and related products business, known as the Sporting Equipment Group or SEG, of Blount International, we will also be a leading supplier of ammunition to federal and local law enforcement agencies and commercial markets. During fiscal 2001, approximately 81% of our pro forma sales were to the U.S. Government, including NASA, the U.S. military and its prime contractors. We supply a wide variety of the most advanced weapons systems and composite structures to many of the world’s leading aerospace and defense prime contractors. Our customers include Boeing, Lockheed Martin, Orbital Sciences, Bell Helicopter, Textron, TRW, Raytheon and Ball Aerospace. For fiscal 2001, on a pro forma basis, we generated sales of $1.75 billion, earnings before interest and income taxes, or EBIT, of $216.3 million and net income of $70.8 million.

          Aerospace Segment.    Our Aerospace segment designs, develops and manufactures solid propulsion systems and composite structures for space launch vehicles and tactical and strategic missiles, composite structures for satellites, military hardware and military and commercial aircraft and advanced warheads for tactical missiles. For fiscal 2001, on a pro forma basis, this segment contributed approximately 62% of our sales and 74% of our EBIT.

          Defense Segment.    Our Defense segment designs, develops and manufactures small, medium and large caliber ammunition, commercial gunpowder, munition propellants, barrier systems, electronic warfare systems, electronic support equipment, missile warning systems, infantry weapons systems, electro-mechanical and electronic fuzes, smart weapons, sensors, demolition systems and batteries for military and aerospace applications. For fiscal 2001, on a pro forma basis, this segment contributed approximately 38% of our sales and 26% of our EBIT.

Competitive Strengths

          We believe that we maintain a strong competitive position in our markets as a result of numerous factors, including the following:

Leading Market Position with High Barriers to Entry

          We are the sole manufacturer and supplier of many of our core products. This has enabled us to maintain leading market positions in our anchor propulsion and munitions business lanes, and to position our precision capabilities and composite structures business lanes to grow significantly in the future. We believe our success is attributable to our focus on safe operations, our emphasis on manufacturing process control, our market position, our technological advantages, our world-class facilities and our role as a valued and strategic supplier to the U.S. Government and to major aerospace and defense prime contractors.

          Our business is characterized by high barriers to entry. A substantial portion of our business, including many of our contracts with the U.S. Government or its prime contractors, requires customer qualification, which can be a lengthy and expensive process. As the sole source contractor on many of our programs, we are the only contractor who has been qualified by the customer to perform on those programs. Both we and the U.S. Government, our largest customer, have invested significant resources in our facilities and our technology base.

          Aerospace.    We maintain leading market positions in each of our two aerospace business lanes, propulsion and composites.

          Propulsion.    As a result of the Thiokol acquisition, we are the world’s largest manufacturer of solid rocket propulsion systems supplying propulsion for space launch, strategic missile systems, tactical missiles and missile defense programs. We are the sole supplier of the reusable solid rocket motor for NASA’s space shuttle. Thiokol has been the sole supplier of the reusable solid rocket motor for the space shuttle since its first contract award in 1974. As the focal point of the U.S. space program, NASA’s space shuttle has completed 106 flights. According to NASA’s current launch manifest, there are 33 space shuttle launches scheduled through 2006. We also expect to benefit from NASA’s recent announcement that it plans to continue to operate the space shuttle through 2012. In addition, NASA has recently cancelled the X-33 program, the purpose of which was to develop an alternative to the space shuttle. With the cancellation of this program, there is currently no viable domestic alternative to the space shuttle or our solid rocket motors that propel it. As a result, we believe that the space shuttle will remain the mainstay of the U.S. space program until at least 2020. As the only supplier of the solid rocket motors used for the space shuttle, we are well positioned to receive another multi-year contract after the completion of the present one, which we expect to run through early 2007.

          We are the principal manufacturer and supplier of solid rocket propulsion systems for a variety of commercial and military launch programs including Delta II, Delta III, Delta IV, Titan IVB, Atlas IIAS, Athena, Pegasus®, Minotaur® and Taurus®. We are also the sole propulsion supplier for the Trident II missile program and one of our joint ventures is the sole supplier of propulsion systems for the Minuteman missile program. These programs are currently the only two U.S. strategic missile programs. We are also one of four suppliers of propulsion systems for tactical missiles, including programs such as the Advanced Medium-Range Air-to-Air Missile, or AMRAAM, AIM-9x Sidewinder, Hellfire, Evolved Sea Sparrow, and Standard Missile. In the tactical arena, we are also developing propulsion systems for future land and sea-based guided projectiles including the Advanced Gun System and TERM (Tank Extended Range Munition). We are the leading supplier of solid propulsion systems for the nation’s principal strategic systems including the sea-based Trident II missile and the remanufacture of the land-based Minuteman III missile. We are also developing solid propulsion systems for use in variants of the U.S. Government’s land-based and sea-based missile defense programs.

          In addition, we operate some of the largest and most modern solid rocket propulsion manufacturing facilities in the world. For example, we own and operate three of the five 1,800 gallon propellant mixers currently in use. These mixers are the largest capacity mixers available, each capable of producing 26,000 pounds of solid propellant. We believe we also have the most extensive research and development laboratory facilities in the solid propulsion industry and extensive component manufacturing capabilities.

          Composites.    We are a leading manufacturer and supplier of composite structures formed from high-strength carbon fibers and resin, which we provide to prime contractors in the aerospace and defense industries. We produce composite structures for space launch vehicles, satellite platforms, military aircraft and commercial aircraft, including the Delta II, Delta III, Delta IV, Atlas V, Ariane 5 and Pegasus® launch vehicles, as well as C-17, Bell 609, Boeing 767 and F-22 aircraft. We are also part of Lockheed Martin’s Joint Strike Fighter team and will produce elements of the wing structure for the aircraft. We also have one of the largest and most up-to-date autoclaves in the world. Our autoclaves enable us to cure very large composite structures such as the Delta IV payload fairing, a cylindrical structure measuring five meters in diameter and 19 meters in length.

          Defense. We are also a leading supplier in each of our two defense business lanes, conventional munitions and precision capabilities.

          Conventional Munitions.    We are a leading developer, manufacturer and supplier of small, medium and large caliber ammunition, and are the principal manufacturer and supplier of small caliber ammunition for the U.S. Department of Defense. We currently supply the Department of Defense with over 95% of its small caliber ammunition and are one of its two principal suppliers of medium caliber and large caliber ammunition. In total we provided approximately 40% of the Department of Defense’s ammunition requirements for its fiscal year ended September 30, 2001. We are also the sole developer of the M829-E3, the U.S. Army’s next generation tactical tank ammunition round. We are also the largest supplier of propellant to the Department of Defense. Since the early 1990s, approximately 60% of our annual conventional ammunition sales to the Department of Defense have been used for training and testing purposes. We believe that the Department of Defense’s ammunition requirements, particularly for small caliber ammunition, will increase from current levels as increased training exercises over the last few years have depleted the U.S. Government’s ammunition reserves below historical levels.

          Precision Capabilities. We expect our precision capabilities business to benefit from significant growth in the near future as several of our products transition from the development stage to the production stage. Some of the programs that we believe will lead to significant growth in this lane are:

•	the Objective Individual Combat Weapon, or OICW, which is intended to gradually replace the M-16 rifle, the U.S. Army’s principal personal combat weapon;

•	the anti-personnel land mine alternative, or APL-A, an operator controlled barrier system designed to avoid indiscriminate activation;

•	the tank extended range munition, or TERM, an extended range 120mm kinetic energy tank round that enables a tank to remain at a greater distance from its target; and

•	the AAR-47 missile warning system, a warning system for low, slow-flying helicopters and fixed-wing aircraft that triggers the launch of counter-measures to avoid an attacking missile.

Significant Long-Term Contracts and Large Backlog

          Substantially all of our revenue is derived from long-term contracts, primarily with the U.S. Government and major aerospace and defense prime contractors. In addition, we are the sole supplier or one of only two principal suppliers on a significant portion of the programs with which we are involved. Our significant contracted backlog provides us with relatively predictable revenues and stable cash flows. In addition, long-term fixed-price contracts allow us to capture the benefit of cost improvements and efficiencies gained over the life of a contract.

Well-Positioned to Benefit from Positive Industry Outlook

          Department of Defense Spending.    We expect to benefit from increased Department of Defense spending over the next few years. President Bush’s amended budget proposal for the Department of Defense’s fiscal year ending September 30, 2002 allocates $329 billion for Department of Defense spending. This fiscal 2002 budget proposal for the Department of Defense represents an increase of approximately 11% over the enacted level of $296 billion for fiscal 2001. Although President Bush’s proposal did not include detailed information on future fiscal years, we expect total Department of Defense spending to continue to increase over the long-term.

          Since the government’s fiscal 1996, an increasing amount of Department of Defense funds in both absolute and percentage terms have been allocated to modernization spending, which is the total amount of spending for procurement, research, development, testing and evaluation. A significant portion of our programs derive their funding, either directly or indirectly, from modernization spending, specifically many of our defense systems and conventional munitions programs. From fiscal 1996 through fiscal 2001, modernization spending increased at a compound annual growth rate of approximately 6%. For fiscal 2001, modernization spending represents approximately 35% of total Department of Defense spending, up from approximately 31% for fiscal 1996.

          The majority of government funding for defense contractors comes from the Department of Defense procurement budget. From fiscal 1996 through fiscal 2001, procurement spending has grown at a compound annual growth rate of approximately 8%, and, for fiscal 2001, represents approximately 60% of total modernization spending up from approximately 55% for fiscal 1996. President Bush’s budget proposal for fiscal 2002 calls for a decrease of 1.2% in procurement spending and an increase of 16.2% in development spending. However, we believe that modernization spending, including procurement spending, will continue to increase over the long-term, both in absolute terms and as a percentage of total Department of Defense spending.

           Furthermore, President Bush’s administration has publicly expressed support for the establishment of a U.S. national missile defense system, for which Boeing is the prime contractor. We believe our long-standing relationship with Boeing provides us with a significant opportunity for additional growth in this area.

          Space Launch Vehicles.    We expect our propulsion operations to continue to benefit from the ongoing use of the space shuttle and from future government and commercial space launches. There is currently no viable domestic alternative to the space shuttle or our reusable solid rocket motors that propel it. As a result, we believe that the space shuttle will remain the mainstay of the U.S. space program until at least 2020. We also provide most of the solid propulsion systems used in the U.S. for launch vehicles and a majority of those used for launch vehicles worldwide.

          Trends Toward Subcontracting.    There has been a recent trend among prime contractors to outsource the production of components that do not fall within that contractor’s core competency. We believe we are well positioned to take advantage of this trend in areas such as fuzes, warheads, composite structures and propulsion systems based on our market leadership position and strategic relationships with the major aerospace and defense prime contractors.

Strong Cash Flow Generation and EBIT Margin Improvement

          We have historically generated significant free cash flow, which we define as cash flow from operations less capital expenditures. From April 1, 1995 through September 30, 2001, we generated $390 million in free cash flow on an historical basis. We have used this free cash flow to finance growth, reduce debt and repurchase stock. A major contributor to our ability to generate this free cash flow has been the historical increase in our EBIT margin. Our EBIT margin increased on an historical basis from 7.7% in fiscal 1997, which excludes a one-time charge resulting from a change in accounting estimates, to 11.9% in fiscal 2001, to 12.5% in the six months ended September 30, 2001. Between fiscal 1997 and fiscal 2001, our fixed-price contracts increased from 64% to 80% of our historical annual sales. We believe that our ability to increase our EBIT margins while increasing the percentage of annual sales represented by fixed-price contracts demonstrates our ability to realize benefits from cost improvements and efficiencies over the life of a fixed-price contract.

Diversified Product Portfolio

          Our broad product portfolio in each of our business lanes provides a diverse source of sales, which reduces our exposure to contract delays or cancellations. We currently perform work on over 100 active programs for U.S. military, allied military and commercial customers. Our pro forma sales are split roughly equally between prime contractor sales and subcontractor sales. With the exception of our space shuttle reusable solid rocket motor program, no other single program accounted for more than 10% of our pro forma sales for fiscal 2001, nor is any program other than the space shuttle expected to account for more than 10% of our sales in the current fiscal year.

Experienced Leadership Team

          Our senior leadership team consists of the 14 individuals named under “Management” as executive officers. These individuals have an average of approximately 19 years of experience in the military and/or the defense and aerospace industries and have built strong relationships with customers within the U.S. Government and government prime contractors.

Business Strategies

          Our goal is to continue to increase earnings, enhance shareholder value and establish ourselves as the global leader in each of our four “lanes” of business—propulsion, munitions, composites and precision capabilities. We will continue to pursue strategies that enhance our ability to deliver average annual earnings per share growth of 15%. Our strategies include the following:

Top-line Growth

          Revenue growth will be pursued through a combination of organic growth, strategic business partnerships and strategic acquisitions. Targeted sources of organic growth include missile defense programs, extended range and guided projectile opportunities, composite structures pursuits and the transitioning of current development programs into production. Strategic business partnerships will be targeted to enhance our global position in each of our lanes of business. Other strategic acquisitions, like SEG, that strengthen existing businesses will also be targeted for growth.

Enhanced Profitability

          We have improved our margins by successfully consolidating our manufacturing footprint, exiting non-strategic businesses, inserting strong leadership, focusing on process control, executing on key programs and making strategic acquisitions. Our goal is to execute similar tactics to enhance future profitability.

Strong Cash Flow Generation

          We plan to continue to generate strong cash flow for debt repayment and strategic flexibility. Earnings before interest, taxes, depreciation, and amortization (EBITDA) increased from $148.9 million in fiscal 1999 to $181.1 million in fiscal 2001. We plan to deploy our strong cash flow to create additional value through de-leveraging and through future strategic acquisitions.

Programs and Products

          Our operating segments are defined by our management based on product similarity and end-use functionality. The following table summarizes our pro forma sales by operating segments after intercompany eliminations (dollars in millions):

	Fiscal 2001
	Sales	%
Aerospace	$1,082.9	62%
Defense	672.0	38

Totals	$1,754.9	100%

Aerospace

          Our Aerospace segment designs, develops and manufactures solid propulsion systems and composite structures for space launch vehicles and tactical and strategic missiles, composite structures for satellites, military hardware and military and commercial aircraft and advanced warheads for tactical missiles.

          Propulsion.    We design, develop and produce solid rocket propulsion systems for a variety of U.S. Government and commercial applications. We are a leading supplier of solid propulsion for space launch vehicles with a broad product portfolio encompassing all vehicle payload classes, from small to heavy-lift. We are presently producing solid propulsion systems and related products for NASA’s space shuttle, Titan IVB, Delta II, Delta III, Delta IV, Atlas IIAS, Athena, H2A, Pegasus®, Taurus® and Minotaur® launch vehicles. We also produce solid rocket propulsion systems for strategic missiles, including missile defense systems, and tactical missiles. We also make the composite cases used for our rocket motors.

           The following table summarizes our principal solid rocket propulsion programs, including identification of our customer and the ultimate end-user:

Propulsion Principal Programs	Primary Customer	Ultimate End-User	Description
Civil Manned Space:
Reusable Solid Rocket Motors for the Space Shuttle	NASA	NASA	Reusable solid rocket motors for the space shuttle. Motor segments are recovered, refurbished and recast.

Unmanned Space:
Solid Rocket Motor Upgrade for Titan IVB	Lockheed Martin	U.S. Air Force	Solid rocket motor upgrade boosters for heavy-lift launch vehicles.

GEM-40, 46 and 60 for Delta II, III and IV	Boeing	Commercial and government customers	Solid rocket boosters used for additional thrust on Boeing’s Delta family of launch vehicles.

CASTOR® 120 and 4 series	Orbital Sciences, Lockheed Martin, Mitsubishi Heavy Industries, Astrium	Commercial and government customers	First and second stage propulsion for a number of small payload expendable launch vehicles and as strap-on boosters. Used on the Taurus®, Atlas IIAS, Athena, Maxus and H2A launch vehicles.

STAR™ Motors	Boeing, NASA, Lockheed Martin, Arianespace	Commercial and government customers	Propulsion systems in a range of motor sizes for a variety of spacecraft and launch vehicle upper stages.

Orion Motors	Orbital Sciences	Commercial and government customers	Family of three rocket motors plus derivatives used for the Pegasus®, Taurus® and Minotaur® launch vehicles.

Strategic:
Trident II	Lockheed Martin	U.S. Navy	Solid rocket motors for first, second and third stage of submarine- launched intercontinental ballistic missiles.

Minuteman III	TRW	U.S. Air Force	Propulsion replacement solid rocket motors for all three stages of silo- launched intercontinental ballistic missiles. Includes motor washout, reclaiming/refurbishing hardware and reloading motors.

National Missile Defense, Ground Based Interceptor*	Boeing	Ballistic Missile Defense Organization	First stage motor to intercept incoming ballistic missiles. Motor is a GEM-40 with a new electro- mechanical nozzle vectoring system.

Tactical:
Hellfire/Longbow	Lockheed Martin	U.S. Army	Solid propulsion for the AGM-114 anti-armor air-to-surface missile, generally fired from helicopters.

AMRAAM	Raytheon	U.S. Air Force, U.S. Navy and allied nations	Propulsion system for the AIM-120 Advanced Medium-Range Air-to-Air Missile. We also manufacture the explosive warhead.
Propulsion Principal Programs	Primary Customer	Ultimate End-User	Description
Brimstone*	Boeing	UK Ministry of Defense	Propulsion system for anti-armor air-to- surface missile. We are also responsible for the shaped charge warhead.

Theater Missile Defense— Third Stage Rocket Motors and Divert ACS*	Raytheon	U.S. Navy	Third Stage Rocket Motor and Divert ACS are being developed for use in the Standard Missile 3 configuration interceptor missiles for Navy theater wide defense systems.

Sidewinder*	Raytheon	U.S. Air Force and Navy	Propulsion system for the AIM-9X Evolved Sidewinder air-to-air missile.

Sensor Fuzed Weapon	Textron	U.S. Air Force and allied nations	Propulsion system for sensor fuzed weapon anti-armor cluster munitions.

Maverick	Raytheon	U.S. Air Force and Navy	Propulsion system and explosive warhead for the AGM-65 air-to-surface missile.

Sparrow	U.S. Navy	Allied nations	Propulsion system for the AIM-7 air-to-air missile and the RIM-7 Sea Sparrow surface- to-air missile.

Evolved Sea Sparrow*	Raytheon	U.S. Navy and NATO countries	Propulsion system for surface-to-air missile.

ATACMS	Lockheed Martin	U.S. Army	Metal cases for the solid propulsion motor for the ATACMS surface-to-surface missile.

Gas Generators	Lockheed Martin	U.S. Navy	Solid propellant gas generators used to expel Trident and Tomahawk missiles from their launch tubes.

ERGM*	Raytheon	U.S. Navy	Rocket-assisted gun-launched projectile.

TOW II	Raytheon	U.S. Army and allied nations	Propulsion system for tube-launched optically tracked and wire-guided anti-tank missile.

Harpoon	Boeing	U.S. Navy and allied nations	Solid propulsion booster motor for the Harpoon missile.

Programs and products identified with an asterisk (*) are currently in development.

          Civil Manned Space Launch Vehicles.    We are the sole supplier of the reusable solid rocket motor used on NASA’s space shuttle since its inception. A set of two reusable solid rocket motors provides the initial stage propulsion, in tandem with a liquid propulsion system, for the space shuttle. The reusable solid rocket motor uses a metal case that is recovered from the ocean after being released from the space shuttle core. The case is then cleaned and refurbished so that it can be filled with propellant and used again.

          Our present contract with NASA, under which we began making deliveries in 1999, runs through August 2004 and provides for the delivery of 34 flight sets. Negotiations are ongoing to extend the timing of deliveries under the contract through early 2007. According to NASA’s current launch manifest, there are currently 33 space shuttle launches scheduled through 2006. In addition, NASA has recently cancelled the X-33 program, the purpose of which was to develop an alternative to the space shuttle. With the cancellation of the X-33 program, there is currently no viable domestic alternative to the space shuttle or our solid rocket motors that propel it. As a result, we believe that the current space shuttle fleet will remain the mainstay of the U.S. space program until at least 2020. As the only supplier of the solid rocket motors used for the space shuttle, we are well positioned to receive another multi-year contract after the completion of the present one.

           Following the loss of the Space Shuttle Challenger in January 1986, the Rogers Commission was formed by then President Reagan to investigate the accident. The Rogers Commission ultimately concluded that the loss of the Challenger and its crew was due to joint failure in the right solid rocket motor. Working side by side, NASA and Thiokol engineers underwent a two-and-half year process to first understand the root cause of the failure, and then to redesign the motor. The result was the reusable solid rocket motor now in use. The design of the current motor expanded beyond improving the field joint design that failed on Challenger and included design improvements to some degree in every element of the motor. A total of 162 of these motors have been used successfully since Challenger and Thiokol has twice been recognized for these motors by NASA with the George M. Low award, NASA’s highest award for quality, in 1991 and again in 1999.

          Unmanned Space Launch Vehicles.    We produce propulsion systems for some of the most significant space launch vehicle programs in the United States, including the Titan, Delta and Atlas programs.

          Titan Solid Rocket Motor Upgrades.    We currently produce the solid rocket motor upgrade that provides the initial stage propulsion for Lockheed Martin’s Titan IVB heavy-lift launch vehicle, which is used by the U.S. Air Force. We expect to complete production on this program during 2002. Two motors are used per launch. These motors have three composite case segments. We also have a contract for Titan launch operations support through September 2002 for inspection and oversight of solid rocket motor processing operations at the launch sites. An extension of this contract through September 2003 is being negotiated.

          The Titan launch vehicle family was built for the U.S. Air Force to meet medium-lift requirements in the 1960s. Recently, it has been used primarily to launch unmanned military spacecraft such as heavy photo reconnaissance platforms in low-Earth orbit and geosynchronous communications, missile launch detection and ELINT satellites, which gather electronic information.

          Graphite Epoxy Motors, or GEM.    Our GEM series of propulsion systems are used as solid strap-on boosters for Boeing’s Delta launch vehicle family, which consists of the Delta II, Delta III and Delta IV vehicles. The Delta II is a medium-lift expendable launch vehicle developed for both government and commercial applications. The Delta II employs the GEM-40, a graphite epoxy motor measuring 40 inches in diameter. We also produce, under contract to Boeing, a larger strap-on GEM-46 booster for the enhanced medium-lift Delta III expendable launch vehicle. Boeing also awarded us a contract to develop and produce a new, even larger GEM-60 booster to be used with versions of the new Delta IV expendable launch vehicle. Delta II uses either three, four or nine motors per launch, Delta III uses nine motors per launch, and we expect the Delta IV Medium Plus vehicles to use either two or four motors per launch.

          With a 40-year history, the Delta family of expendable launch vehicles has what is perhaps the most successful flight record of any rocket currently in service. Of 288 flights, only 15 have been failures, which translates into a success rate of 94.8%. Delta II has had 44 consecutive successful launches since the last failure in January 1997. The Delta family has also launched into orbit the first passive communications satellite, ECHO, the first European satellite, Ariel 1, and the first communications satellite to reach geosynchronous orbit, Syncom 2.

          CASTOR® Motors.    We produce the CASTOR® family of solid rocket motors that are used in the first and second stages of a number of small payload expendable launch vehicles and as strap-on boosters. CASTOR® 120 is used in the first stage on the Taurus® launch vehicle, the first stage on Athena I, and the first and second stage on Athena II launch vehicles. CASTOR® 4 is used as strap-on thrust augmentation on the Atlas IIAS, with four motors used per launch, and on the Japanese H2A launch vehicles, with two or four motors used per launch. Taurus and Athena I and II are small payload launch vehicles and Atlas IIAS and Japanese H2A are medium-lift vehicles. CASTOR® 4 is also used on the Maxus sounding rocket.

          STAR™ Motors.    We produce the STAR™ family of motors that are used in the upper stages for a variety of launch vehicles and for final positioning of satellites or to propel a spacecraft beyond earth’s orbit. These motors come in a wide variety of sizes to meet a range of payload applications.

           Orion Motors.    Orion motors are used on the Pegasus®, Taurus® and Minotaur® launch vehicles. Pegasus® is a small-lift air-launched vehicle initially lifted by a conventional aircraft. Minotaur® is a ground-launched vehicle for small payloads. Taurus® is a ground-launched vehicle for payloads larger than those that can be carried by Pegasus® and Minotaur®. Pegasus® and Taurus® carry U.S. Government, foreign government and commercial payloads. Minotaur® carries only U.S. Government payloads. Each Pegasus® vehicle contains three solid propulsion stages, all of which we produce. The three Pegasus® motors are also used in upper stages on Taurus® and two of the motors are used in upper stages on Minotaur®. Minotaur® also uses two refurbished motors from old Minuteman strategic missiles.

          Strategic.    We provide propulsion systems for strategic missiles such as the Trident II and Minuteman, as well as those being proposed for National Missile Defense.

          Intercontinental Ballistic Missiles.    Trident II is a submarine-launched intercontinental ballistic missile composed of three solid propulsion stages. We produce each of the three solid propulsion stages of this missile under a contract with Lockheed Martin. In addition to the Trident II production contract, we have contracts with Lockheed Martin to provide operational support services for the U.S. Navy’s existing fleet of both Trident I and Trident II missiles.

          Through a joint venture with the Chemical Systems Division of United Technologies, we produce replacement solid rocket motors for all three stages of Minuteman III, which is a silo-launched intercontinental ballistic missile. We also refurbish excess Minuteman solid rocket motors for use as U.S. Air Force target vehicles. We developed and produced the first and third stages for both the Peacekeeper and Minuteman II missile for the U.S. Air Force and provide some continuing aging studies and operational support services for these missile systems.

          National Missile Defense.    We are currently working as a subcontractor to Boeing, the prime contractor for the development and testing phase of the U.S. Government’s National Missile Defense ground-based interceptor for incoming ballistic missiles. We are developing a vectorable nozzle version of the Delta II GEM-40 booster for use as the first stage of this missile, which allows a more rapid and precise change in direction. Evaluation is currently on-going which may add or change boost vehicle configurations in the program. We are well positioned to participate in all evolving configurations. No final decision has yet been made regarding future deployment and production of this system.

          Tactical. We design, develop and supply solid propulsion systems and advanced warheads for various U.S. Department of Defense tactical weapons used by the U.S. Army, Navy and Air Force. These include air-to-air missiles, air-to-ground missiles and ground-to-ground missiles.

•
Air-to-Air—the AIM-9X Evolved Sidewinder and the AIM-7 Sparrow, air intercept missiles, as well as the AIM-120 Advanced Medium-Range Air-to-Air Missile, or AMRAAM, for which we are the sole producer of its rocket motor;

•
Air-to-Ground—the Hellfire II/Longbow, an anti-armor missile generally fired from a helicopter, the Sensor Fuzed Weapon, which is used to neutralize moving and stationary land combat vehicles, the Brimstone, also an anti-armor air-to-ground missile, the Maverick AGM-65, a general purpose air-to-ground missile, and the RIM-7 Sea Sparrow, the U.S. Navy’s radar intercept missile; and

•
Ground-to-Ground—the TOW II, a tube-launched, optically tracked and wire-guided anti-tank missile for which we have been the U.S. Army’s primary supplier of flight motors since the program’s inception in 1981, and the U.S. Army Tactical Missile System, or ATACMS, a large, stationary rocket launched weapon.

          Production programs in related areas include warheads for the Maverick, Hellfire II/Longbow and AMRAAM missile systems, metal cases for the ATACMS ground-to-ground missile and gas generators for the Trident II and Tomahawk Cruise missiles. In advanced warhead systems, we currently have contracts for the production of warheads for the Hellfire/Longbow and AMRAAM missiles and a contract for the development and production of the Brimstone warhead and rocket motors. Major development programs include the propulsion systems for the Evolved Sea Sparrow Missile, a faster longer-range version of the Sea Sparrow propulsion system, the AIM-9X Evolved Sidewinder, the AMRAAM Propulsion Enhancement Program, the Line-of-Sight Anti-Tank (LOSAT) missile and the advanced smart 120mm kinetic energy tank round. We are the only propulsion source on the advanced smart 120mm kinetic energy tank round. We have recently completed qualification of the propulsion system for the Evolved Sea Sparrow missile program, which is a NATO program involving 13 nations. We are also pursuing propulsion systems and related technology for Standard Missile variants, which are being developed by the U.S. Navy for its Theater Missile Defense system, a proposed broad ranging missile defense system for a defined region or area. Another new business opportunity being pursued is the Advanced Gun System Land Attack Projectile, a 155mm shipboard gun.

          Composites.    We have been a leader in the design and manufacturing of composite structures for 40 years, pioneering the use of composites in many of today’s markets. Composite structures are formed from high-strength carbon fibers and resin, which we sell to prime contractors in the aerospace and defense industries. Composite structures have performance advantages over metal structures largely through weight reduction, but also may be designed to enhance other performance characteristics such as fatigue resistance and thermal stability. These advantages, coupled with improved design and analysis capabilities and manufacturing process technologies, continue to expand the markets and applications using these structures. We have the ability to manufacture some of the largest composite structures in the world and provide composite structures for space launch vehicles, satellite platforms, military aircraft, commercial aircraft and satellites.

          The following table summarizes the principal uses for our composite structures, including identification of our customer and the ultimate end-user:

Composite Structures Principal Uses	Primary Customer	Ultimate End-User	Description
Space Launch Vehicle Structures:
Delta II, III and IV	Boeing	Government and commercial customers	Vehicle components including interstages, nose cones, aeroskirts/heat shields, payload fairings and payload adapters.

Atlas V	Lockheed Martin	Government and commercial customers	Composite interstages and heat shield.

Other Space Launch Structures*	Various	Various	Includes composite interstages and payload adapters for CASA and interstages and payload fairings for Pegasus®.

Aircraft Structures:
Commercial Aircraft Structures	Bell Helicopter, Boeing	Commercial airlines and private aircraft owners	Bell Helicopter 609 tilt-rotor composite fuselage panels, 12 fuselage skins per shipset; Boeing 767 composite torsion springs.

Military Aircraft*	Lockheed Martin, Boeing	U.S. Air Force	Composite pivot shaft for F-22, F-22 bypass offtake screen, C-17 counterbalance assembly and JSF structures.

Satellites:
Military Spacecraft Structures*	Various	Various	Proprietary program applications for satellite components and assemblies.

Precision Benches and Structures*	Various	Government and commercial customers	Antennas, optical and precision stable structures including instrument benches and telescope structures.
Composite Structures Principal Uses	Primary Customer	Ultimate End-User	Description
Military Weapons:
Missiles	U.S. Navy, Lockheed Martin	U.S. Navy	Mk-125 composite warhead canister; Trident II rocket motor cases.

Javelin Launch Tube	Raytheon/ Lockheed Martin Joint Venture	U.S. Army	Fully integrated composite launch tube with sighting mechanism.

Some of the programs and products within the categories identified with an asterisk (*) are currently in development.

          Space Launch Vehicle Structures.    In the space launch vehicle structures area, we are under contract with Boeing to produce composite structures for its Delta II, III and IV family of expendable launch vehicles. For the Delta IV we make the Evolved Expendable Launch Vehicle/Delta IV common booster core nose cones, interstages, composite payload fairing, payload adapters and other large vehicle structures. We also produce large launch vehicle structure components for Lockheed Martin’s Atlas V family of expendable launch vehicles, including interstages and a heat shield. Other launch vehicle structures being produced include the payload fairing for Orbital Sciences’ Pegasus®, and a payload adapter structure for Ariane V. We also produce composite cases for several solid rocket motors. Current programs include Titan IVB solid rocket motor upgrade; GEM motor cases for Delta II, III, IV, and national missile defense; Trident II first and second stage; and motor cases for motors used in Pegasus®, Taurus®, Athena and Minotaur®.

          Aircraft Structures.    In the aircraft structures area, we have a contract to develop and produce fuselage skins for the Bell 609 commercial tilt-rotor aircraft. We are also under contract to produce a counterbalance mechanism for the C-17 transport aircraft, composite door springs for Boeing’s 767 commercial aircraft and composite pivot shafts for F-22 military aircraft. Other new business opportunities being pursued include composite structure components on the F/A-18, C-17, F-22 and JSF military aircraft.

          Satellites.    We design and fabricate composite structure components and assemblies for commercial, civil and military satellites. Products include instrument benches and dimensionally stable assemblies, antennae and reflector assemblies, spacecraft bus structures and other component parts.

          Military Weapons.    Composite structure programs and opportunities include components and assemblies for missiles, military land vehicles, launch tubes for the Army’s Javelin anti-tank missile, gun turrets, composite overwrapped pressure vessels for use on satellites and various structures for liquid propulsion tanks and reusable launch vehicles.

          Other Aerospace Products.    We also manufacture infrared and illuminating flares and provide solid rocket motor propellant reclamation services.

Defense

          Conventional Munitions.    We design, develop and manufacture small, medium and large caliber ammunition, including tank ammunition, commercial gunpowder, and munition propellants for the U.S. and allied governments as well as for commercial applications.

           The following table summarizes our principal conventional munitions programs, including identification of our customer and the ultimate end-user:

Conventional Munitions Principal Programs	Primary Customer	Ultimate End-User	Description
Small Caliber Ammunition:
Small Caliber Ammunition	U.S. Army	U.S. Army, Navy, and Marines	Only source for Department of Defense for the following small caliber ammunition— 5.56mm, 7.62mm, .30 Cal. and .50 Cal.

Medium Caliber Ammunition:
25/30mm Medium Caliber Multi-Year	U.S. Army	U.S. Army, Navy, Marines and Air Force	Medium caliber ammunition for ground vehicle and aircraft mounted guns.

Turkiye Co-Pro/Ammo Systems	Makina Ve Kimya Endustrisi Kurumu	Turkish Government	Equipment and services to establish manufacture of 25mm ammunition in Turkiye.

GAU-8	U.S. Army	U.S. Air Force	30mm ammunition for the A-10 aircraft.

20mm Ammunition	U.S. Army and Navy	U.S. Air Force and Navy	Medium caliber ammunition for aircraft mounted guns.

Tank Ammunition:
120mm Training Rounds	U.S. Army	U.S. Army and Marines	Training ammunition for the Abrams tanks of the U.S. forces.

M829E3/A3 Tank Ammo*	U.S. Army	U.S. Army	Tactical ammunition for the Abrams tank.

TERM-KE*	U.S. Army	U.S. Army	Precision guided kinetic energy tank ammunition for direct fire and beyond-line- of-sight target engagement.

Solid Extruded Propellants:
Mk-90 (Hydra 70)	General Dynamics	U.S. Government	Propellant grains for the Mk-90 rocket motor for the Hydra-70 2.75” missile.

Commercial Powder	Original Equipment Manufacturers	Private citizen use	Gunpowder for original equipment manufacturers and reloaders.

M14	General Dynamics	U.S. Army and Marines	Single base propellant for 120mm tank training ammunition.

Programs and products identified with an asterisk (*) are currently in development.

          Small Caliber Ammunition.    We manufacture and develop small caliber ammunition for the U.S. military and U.S. allies. We produce approximately 350 million rounds per year of ammunition consisting of 5.56mm, 7.62mm, .30 caliber, and .50 caliber cartridges.

           Our small caliber ammunition operations are conducted at the Lake City Army Ammunition Plant in Independence, Missouri, which supplies over 95% of the Army’s small caliber ammunition needs and is the Army’s only small caliber ammunition production facility. We took over operations of this facility on April 1, 2000, and are responsible for managing it, including leasing excess space to third parties in the private sector. We have a 10-year operations contract to manage this plant that expires in April 2010. We also have a facilities-use contract with this plant that expires in April 2025. Although this facilities-use contract expires 15 years after the plant operations contract, were the plant operations contract not renewed, we believe the U.S. Army would relieve us of all of our obligations under the facilities-use contract.

          In addition to production, we perform independent research and development for military ammunition and ammunition manufacture and support the Army Research Development Engineering Center at Picatinny Arsenal, New Jersey for Department of Defense sponsored product design, development and testing. We are currently under contract to the U.S. Government for production quantities of 5.56mm ammunition incorporating lead-free projectiles, or “green” ammunition. We expect it will be phased into use for training over the next several years to replace most of the current training ammunition.

          Medium Caliber Ammunition.    We are a leading supplier of medium caliber ammunition and fuzes. We produce, design and develop medium caliber ammunition for the U.S. military and U.S. allies.

          Production programs include:

•
the 25mm family of Bushmaster rounds used for the main armaments of the U.S. Army’s Bradley Infantry Fighting Vehicle and the U.S. Marine Corps’ Light Armored Vehicle, as well as by some of the U.S. Navy’s shipboard defense systems and by other fighting platforms of U.S. allies;

•	the Lightweight 30mm ammunition for the U.S. Army’s Apache attack helicopter;

•
the GAU-8/A 30mm family of armor-piercing, high-explosive incendiary and target practice rounds currently used by the U.S. Air Force’s A-10 close combat support aircraft and planned for use on the Marine Corps’ new Advanced Amphibious Assault Vehicle;

•	20mm round for U.S. Air Force and Navy fighter aircraft;

•	the PGU-32 25mm round for the U.S. Marine Corps AV-8B aircraft; and

•	the PGU-38 25mm enhanced combat rounds for the U.S. Air Force’s AC-130 gunship.

          Development efforts include programs to improve the performance of medium caliber ammunition in terms of lethality.

          We are also the only producer of the M758/M759 and FMU-151 fuzes for the Apache helicopter and the AC-130 gunship’s high-explosive medium caliber ammunition.

          Tank Ammunition.    We produce and develop a family of tactical and training tank rounds that are used by the Abrams tanks of the U.S. Army, Army Reserve, National Guard, Marine Corps and U.S. allies. Such rounds include the M830A1 multi-purpose round and the M831A1 and M865 training rounds. We are the only producer of the M830A1 multi-purpose round. We are one of two suppliers to the U.S. Government for the M831A1 and M865 training rounds. We are currently under contract to the U.S. Army to develop the M829E3 advanced kinetic energy rounds and the multi-purpose anti-tank training round for future training requirements. Some of our tank ammunition contains depleted uranium which is used for its armor penetrating qualities. Questions have been raised about the health and environmental effects of depleted uranium. For fiscal 2001, this ammunition represented approximately 4% of our conventional munitions sales and approximately 1% of our pro forma total sales. We are also able to manufacture tank ammunition using alternatives to depleted uranium such as tungsten. As a result, we do not believe that a move by the U.S. Government or our other customers away from the use of depleted uranium would have any material impact on our sales or margins.

           Tank Extended Range Munition.    We are currently developing an extended range 120mm kinetic energy tank round, or TERM-KE, for use by the U.S. Army’s Abrams tank. Coupled with a targeting device on a scout vehicle, this tank round will allow beyond-line-of-sight engagements. We are the only development prime contractor for the TERM-KE and anticipate production to begin in 2008. Our system utilizes a front-end sensor that locates intended targets. The extended range is provided by a rocket motor propulsion system that is also in development by our Aerospace segment.

          Precision Munitions.    We have entered into an agreement with GIWS, a joint venture between Rheinmetall W & M GmbH and Diehl Stiftung & Co., to sell the SMArt 155® 155mm sensor fuzed munition in the United States and other countries. Additionally, we were recently awarded a contract to support the development of the Raytheon Advanced Gun System 155mm Land Attack Projectile proposed to be used in the U.S. Navy’s new destroyer, the DD-21. Together with the prime contractor Aerojet-General Corporation, a subsidiary of GenCorp Inc., we developed and produced the Sense and Destroy Armor Munition, or SADARM, a howitzer-fired anti-armor munition. Future funding for this program was terminated in the latest Defense Appropriations and Authorization Bill and we expect to complete production on this program in fiscal 2002.

          Solid Extruded Propellants.    We manufacture, design and develop solid extruded propellants for use in over 25 types of ammunition and rockets used by the U.S. military services. We also load, assemble and pack 155mm artillery propelling charges.

          Primary production programs include propellants for multiple training and war reserve 120mm tank rounds, the modular artillery charge system, and 25mm and 30mm ammunition. We are also the only supplier to the U.S. Government of Mk-90 propellant grains for use in the Hydra 70 missile and launch motors for the TOW II missile. We are a major producer of several types of smokeless nitrocellulose, which is a primary ingredient in the manufacturing of ammunition propellants and powders. In addition to the military programs, we produce a wide range of commercial gun powders for manufacturers of sporting ammunition and reloaders, who make their own bullets by refilling previously fired bullet casings.

          Propellant development opportunities being pursued include next-generation 2.75” rocket propellant grain, environmentally friendly propellant and propellant for advanced artillery charges.

          Precision Capabilities.    We design, develop and manufacture anti-tank mines, electronic warfare systems, electronic support equipment, missile warning systems, infantry weapons systems, electro-mechanical and electronic fuzes, smart weapons, sensors, demolition systems and batteries for military and aerospace applications for the U.S. and allied governments.

          The following table summarizes our principal defense systems programs, including identification of both our customer and the ultimate end-user:

Precision Capabilities Principal Programs	Primary Customer	Ultimate End-User	Description
Integrated Defense Systems:
VLSAS International	Allied nations	Allied nations	Vehicle-launched scatterable anti-tank mine system.

Objective Individual Combat Weapon (OICW)*	U.S. Army	U.S. Army	Lightweight, shoulder-fired weapon to replace the M-16 rifle.

Volcano	U.S. Army	U.S. Army	Anti-tank mine dispensed by either ground vehicles or helicopters.

Anti-Personnel Land Mine Alternative (APL-A)*	U.S. Army	U.S. Army	Land mine system that uses operators in the loop to avoid indiscriminate activation.

AAR-47 Missile Warning System*	U.S. Navy	U.S. Navy	Electro-optic missile threat warning system for low slow-flying aircraft.
Precision Capabilities Principal Programs	Primary Customer	Ultimate End-User	Description
CMBRE	U.S. Air Force	U.S. Air Force	Portable support equipment designed to
interface with MIL-STD-1760 Munitions.
Designed to initiate munitions Built-in-Test
(BIT), provide BIT status, and upload,
download and/or verify munitions operational
flight program and/or mission planning data.

Fuzes:
Hard Target Smart Fuze (HTSF)*	U.S. Air Force	U.S. Air Force	Flexible, single fuzing system designed for bomb and missile penetrator weapons.

DSU-33 Proximity Sensor	U.S. Air Force	U.S. Air Force	Proximity sensor that detonates bombs as they approach the ground.

Multi-Function Fuze (MFF)*	U.S. Navy	U.S. Navy	Electronic fuze designed to allow projectiles to attack both ground and air targets.

M734A1 Safety and Arming Device	KDI Precision Products Inc.	U.S. Army	M734 multi-option mortar fuze has proximity, near-burst, impact and delay setting capabilities.

Programs and products identified with an asterisk (*) are currently in development.

          Integrated Defense Systems.    We develop and produce barrier systems, weapons systems and precision munitions, along with the AAR-47 missile warning system.

          Barrier Systems.    We produce and develop advanced barrier systems and mines for delivery from trucks, tracked vehicles and helicopters. Primary production programs are the Volcano system, a modular barrier system delivered from ground and air platforms, and Shielder, a vehicle-launched smart anti-tank munition system, for which we are the system’s prime contractor to the U.K.’s Ministry of Defense. We have other international contracts and opportunities in this area.

          There has been growing international interest in developing alternatives to current land mine systems culminating in the Ottawa Convention sponsored by the United Nations. We have contracts to develop the Anti-Personnel Land Mine Alternative program, or APL-A, which is designed to be an integrated barrier system having operator command and control capabilities as an alternative to current potentially indiscriminate land mines and mine fields. We believe this system will provide an increased measure of operational effectiveness and minimize risks to friendly troops and civilians. In calendar year 2000, we were awarded two Army/Defense Advanced Research Projects Agency contracts to develop potential alternative concepts for barrier systems as we know them today. In early 2000, the U.S. Government announced its intention to award us a co-prime contract to develop the next generation of hand-emplaced barrier systems. The combination of these awards puts us at the forefront of barrier system development in the United States.

          Weapon Systems.    We are developing the Objective Individual Combat Weapon, or OICW. This lightweight, shoulder-fired weapon is designed to gradually replace the M16 rifle/M203 grenade launcher as the primary weapon of the U.S. Infantry. The system consists of a combinatorial weapon, ballistic fire control system and thermal sight, and both a 20mm high-explosive bursting munition with a remote autonomous fuze and a 5.56mm kinetic energy round. We are responsible for systems integration and development of the weapon system and its high-explosive ammunition. In calendar year 2000, the U.S. Government awarded us a sole source $113 million contract to continue to design, develop and test the Objective Individual Combat Weapon system. This contract runs through January 2005.

          We have also developed the Badger fighting position excavator for U.S. and international applications. This excavator explosively fractures the ground, which significantly reduces a soldier’s foxhole digging time while increasing safety.

           Missile Warning System.    We produce the AAR-47 missile warning system, a passive electro-optic threat warning device used to protect low, slow-flying helicopters and fixed-wing aircraft by detecting ground-to-air-missiles. We completed a production contract for the system and have upgraded the central processor unit, both hardware and software, for improved probabilities of detection, longer warning times and lower false alarm rates. We also won a competitive bid for an upgraded, higher performance sensor to include a laser warning capability. We completed the sensor upgrade in June 2001 and expect production to begin in the quarter ending March 31, 2002.

          Electronic Support Equipment.    Electronic support equipment programs include the Common Munitions BIT/Reprogramming Equipment, or CMBRE, which is a portable field tester/mission programmer with a common interface to support the growing U.S. inventory of smart weapons. Smart weapons provide mid-air guidance updates and can locate, track and attack targets at extended range. Production of the Common Munitions BIT/Reprogramming Equipment began in fiscal 1998 and is expected to continue for eight years. Other programs include the analog-to-digital adaptable recorder input-output, which is a multi-channel data formatter for high-speed digital recorders. We also have programs to design, develop and test advanced solid state laser radar, which is a next-generation seeker technology for smart weapons.

          We are also pursuing new business opportunities including sensors and seekers for smart munitions, guided projectile systems and potential international missile warning system programs.

          Fuzes.    We develop and manufacture fuzes for the United States and its allies.

          Gun Hardened Fuzes.    Sole source fuze production programs include the safety and arming subsystem for the M734A1 fuze for mortar rounds. The safety and arming subsystem ensures that a round is armed and ready to fire only after it has traveled a safe distance from the barrel. We are also developing the U.S. Navy’s Mk 419 Multi Function Fuze which provides point detonation, delay, variable time and proximity functions, and the U.S. Army’s Electronic Time Fuze for Mortars.

          Air Armament Fuzes.    We are under contract to produce the DSU-33B/B proximity sensor for air-delivered bombs. This sensor allows a bomb to be detonated as it approaches the ground, thereby increasing the bomb’s overall effectiveness. In addition, we have four contracts with U.S. allied nations for the production of the FMU-139 bomb fuze. We have a U.S. Air Force development contract for the hard target smart fuze. In addition, we are under contract to the U.S. Air Force to develop the next-generation hard target fuze, the multiple event hard target fuze.

          Embedded Fuzes.    We have entered low rate initial production for the Brilliant Anti-Tank, or BAT, Submunition which is an electronic safe and arm device. We also produce the Selectable Light Attack Munition, or SLAM, a demolition system for U.S. Special Operation Forces.

          Batteries.    We develop and manufacture specialized lithium batteries for U.S. and foreign military and aerospace customers. Our principal lithium battery products are reserve batteries, which are used in such applications as anti-tank mines, fuzes and artillery systems that require long-term storage capacity. We also produce specialty batteries for space probes such as Galileo and Huygens.

Sporting Equipment Group

          On November 6, 2001, we entered into an agreement to purchase the ammunition and related products business, known as the Sporting Equipment Group or SEG, of Blount International. SEG is a leading manufacturer of small caliber ammunition, reloading equipment, gun care products and accessories, and distributor of imported sports optical products for the shooting sports and law enforcement markets. It has served its markets for more than 75 years. For calendar year 2000, SEG generated sales of $314.3 million and EBIT of $36.9 million.

           Principal products in the ammunition operations include ammunition for shotguns, pistols and rifles, and industrial power loads for the construction industry. SEG markets these ammunition products under a number of well known brand names including Federal (Premium, Gold Medal and Classic), CCI, Speer (Gold Dot and Blazer) and Estate Cartridge. All of these products are well known in their respective markets and are recognized for their quality by law enforcement officials and shooting sports enthusiasts. Ammunition sales accounted for approximately 75% of SEG’s sales in calendar year 2000.

          Principal products in the accessories operations include reloading equipment for use by hunters and sportsmen who prefer to reload their own ammunition, gun care products and accessories and trap-shooting products. Principal products in the optics operations include binoculars, scopes and scope mounting systems. SEG maintains a strong market position in each of these product offerings. It markets these products under a number of well known brand names, including RCBS, Outers, Ram-Line, Simmons, Redfield and Weaver, all of which have leading market shares in their respective product categories. Accessories and optics sales accounted for approximately 25% of SEG’s sales in calendar year 2000.

          The following table summarizes SEG’s products, including identification of major brands and primary channels.

Products	Major Brands	Primary Channels	Description
Ammunition	Federal, CCI, Speer, Estate Cartridge	Mass merchants, specialty sporting equipment stores, specialty sporting equipment distributors, law enforcement agencies, government agencies	Small caliber ammunition (shot shell, rifle and pistol) for law enforcement and shooting sports, primers, industrial powerloads

Accessories	RCBS, Outers, Ram-Line	Mass merchants, specialty sporting equipment stores, specialty sporting equipment distributors	Reloading equipment, cleaning equipment, gun care products, trap- shooting products

Optics	Simmons, Redfield, Weaver	Mass merchants, specialty sporting equipment stores, specialty sporting equipment distributors	Binoculars, telescopic sights, scope mounting systems, rings and bases

Contracts

          We primarily sell to the U.S. Government and its prime contractors and the U.S. Army, Navy and Air Force. Under each of our contracts, we act either as a prime contractor, where we sell directly to the end user, or as a subcontractor, selling our products to other prime contractors. Our products are an integral component of U.S. military and strategic operations, and we have been the frequent recipient of awards for both the extension of contracts and programs and the development and production of next-generation systems.

          Our contracts can be categorized as either “cost-plus” or “fixed-price.”

          Cost-Plus Contracts.    Cost-plus contracts are either cost-plus-fixed-fee, cost-plus-incentive-fee, or cost-plus-award-fee contracts. Cost-plus-fixed-fee contracts provide for reimbursement of costs, to the extent that the costs are allowable under contract provisions, and the payment of a fixed fee. Cost-plus-incentive-fee contracts and cost-plus-award-fee contracts provide for increases or decreases in the contract fee, within specified limits, based upon actual results as compared to contractual targets for factors such as cost, quality, schedule and performance.

          Fixed-Price Contracts.    Fixed-price contracts are either firm-fixed-price, fixed-price-incentive, or fixed-price-level-of-effort contracts. Under firm-fixed-price contracts, we agree to perform certain work for a fixed price and realize all the benefit or detriment resulting from decreases or increases in the costs of performing the contract. Fixed-price-incentive contracts are fixed-price contracts providing for adjustment of profit and establishment of final contract prices by a formula based on the relationship between total final costs and total target cost. The final contract price under a fixed-price-incentive contract is a function of cost, which may be affected by schedule and performance. Fixed-price-level-of-effort contracts are generally structured with a fixed price per labor hour, subject to the customers’ labor hour needs up to a contract cap. All fixed-price contracts present the inherent risk of unreimbursed cost overruns. In addition, certain costs, including certain financing costs, portions of research and development costs, and certain marketing expenses related to the preparation of competitive bids and proposals and international sales, are not reimbursable under U.S. Government contracts. The U.S. Government also regulates the methods under which costs are allocated to U.S. Government contracts as described below under “—U.S. Government Contracts and Regulations.”

          The following table illustrates the composition of our contracts for fiscal 2001, based on pro forma revenues:

	% Cost-Plus/ % Fixed-Price	% Sole Source	% Prime/ % Subcontractor
Aerospace	60% / 40%	87%	44% / 56%
Defense	15% / 85%	39%	76% / 24%
Total	43% / 57%	67%	56% / 44%

Research and Development

          We conduct a significant amount of research and development, the vast majority of which is funded by our customers under our contracts. In addition, we do a limited amount of self-funded research and development, primarily for the development of next-generation technology. The following table summarizes the expenses incurred on a pro forma basis for fiscal 2001 and on an historical basis for each of the last three fiscal years (in millions):

Period	Company-Funded Research and Development	Customer- Funded Research and Development
Pro Forma Fiscal 2001	$20.4	$260.5
Historical Fiscal 2001	11.6	204.9
Historical Fiscal 2000	11.2	202.0
Historical Fiscal 1999	8.9	207.1

Backlog

          As of September 30, 2001, contracted backlog was approximately $3.5 billion. Contracted backlog represents the estimated value of contracts for which we are authorized to incur costs but for which revenue has not yet been recognized. As of the same date, total backlog, which also includes backlog for the portion of awarded contracts for which we are not currently authorized to incur costs, plus the value of unexercised options related to existing contracts, was approximately $6 billion.

Major Customers

          Our sales are predominantly derived from contracts with agencies of the U.S. Government and its prime contractors and subcontractors. The various U.S. Government customers, which include NASA, the U.S. Army, Navy and Air Force, exercise independent purchasing power. As a result, sales to the U.S. Government generally are not regarded as constituting sales to one customer. Instead, each contracting customer entity is considered to be a separate customer.

          Our recent U.S. Government sales, including sales to U.S. Government prime contractors, are summarized in the following table (in millions):

Period	U.S. Government Sales
Pro Forma Fiscal 2001	$1,427.6
Historical Fiscal 2001	872.8
Historical Fiscal 2000	723.6
Historical Fiscal 1999	828.8

           During fiscal 2001, on a pro forma basis, approximately 81% of sales were derived from contracts with the U.S. Government or U.S. Government prime contractors. The following table summarizes the approximate percentage breakdown of fiscal 2001 pro forma sales to various categories of customers:

Sales to:
U.S. Army	30%
U.S. Air Force	14
U.S. Navy	10
NASA	25
Other government, commercial or international customers	21

TOTAL	100%

          Our top ten sales contracts accounted for approximately 65% of our pro forma sales for fiscal 2001. During fiscal 2001, pro forma sales to each of Lockheed Martin and Boeing and their respective affiliates accounted for more than 10% of our pro forma sales. These sales related to multiple contracts and, in the case of Boeing, included commercial contracts.

          Approximately 6% of our pro forma sales for fiscal 2001 were to foreign governments and corporations approved by the Department of Defense and the State Department. The vast majority of these sales are in our Defense segment. We sell these products both directly and through the U.S. Government, primarily to NATO allies or other governments friendly to the United States. Our export sales on a pro forma basis for fiscal 2001 and on an historical basis for each of our last three fiscal years are summarized below (in millions):

Period	Export Sales
Pro Forma Fiscal 2001	$110.2
Historical Fiscal 2001	93.5
Historical Fiscal 2000	110.8
Historical Fiscal 1999	61.8

          The significant growth in exports since fiscal 1999 can be primarily attributed to sales of the Shielder VLSAS, a vehicle-launched scatterable anti-tank munitions system, to the U.K. Ministry of Defense. We have a number of export programs scheduled, including sales of the VLSAS to other foreign governments. We expect future export sales to remain approximately 6% to 8% of our total sales in the next several years.

          Following completion of the Sporting Equipment Group acquisition, we will have a more diversified customer base, decreasing our reliance on contracts with the U.S. Government and U.S. Government contractors. The Sporting Equipment Group serves the law enforcement and commercial markets. Major law enforcement customers include the New York City Police Department, the Federal Bureau of Investigation and the U.S. Secret Service. Major commercial customers include Wal-Mart, Accusport and Ellett Brothers.

U.S. Government Contracts and Regulations

          The following table summarizes our U.S. Government business by contract type for fiscal 2001 in terms of our pro forma sales:

Cost-plus contracts:
Cost-plus-fixed-fee	9%
Cost-plus-incentive-fee/cost-plus-award-fee	36%	45%
Fixed-price contracts:
Firm-fixed-price	50%
Fixed-price-incentive/fixed-price-level-of-effort	5%	55%

TOTAL		100%

           Contract Termination.    The terms of U.S. Government contracts permit the U.S. Government to terminate the contracts, either for its convenience or in the event of a default by the contractor. Upon termination of a cost-plus contract, the contractor is entitled to reimbursement of its allowable costs. If the termination is for convenience, the contractor is also entitled to receive payment of a total fee proportionate to the percentage of the work completed under the contract. Upon termination of fixed-price contracts, the contractor is entitled to receive payment for items delivered to and accepted by the U.S. Government. If the termination is for convenience, the contractor is also entitled to receive payment of fair compensation for work performed plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses and a reasonable profit on the costs incurred or committed. If a contract termination is for default:

•	the contractor is paid an amount agreed upon for completed and partially completed products and services accepted by the U.S. Government;

•
the U.S. Government is not liable for the contractor’s costs for unaccepted items and is entitled to repayment of any advance payments and progress payments related to the terminated portions of the contract; and

•	the contractor may be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source.

          Loss of Appropriations.    U.S. Government contracts are also conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds for a given program on a fiscal year basis even though contract performance may take more than one year. Consequently, at the outset of a major program, the contract is usually partially funded, and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress for future fiscal years. In addition, most U.S. Government contracts are subject to modification in the event of changes in funding. Any failure by Congress to appropriate additional funds to any program in which we participate, or any contract modification as a result of funding changes, could materially delay or terminate the program.

          Reductions or Changes in Military Expenditures.    The overall U.S. defense budget declined from the mid-1980’s through the mid-1990’s. Although we expect the U.S. defense budget to increase over the next five years, future levels of defense spending cannot be predicted with certainty. The impact of possible future declines in the level of defense procurement on our results of operations or financial condition will depend upon the timing and size of the changes and our ability to offset their impact with new business, business consolidations or cost reductions.

          Procurement and Other Related Laws and Regulations.    We are subject to extensive and complex U.S. Government procurement laws and regulations. These laws and regulations provide for ongoing U.S. Government audits and reviews of contract procurement, performance and administration. We could suffer adverse consequences if we were to:

•	fail to comply, even inadvertently, with these laws and regulations or with laws governing the export of munitions and other controlled products and commodities; or

•	commit a significant violation of any other federal law.

          These consequences potentially include:

•	contract termination;

•	civil and criminal penalties; and

•	under certain circumstances, our suspension and debarment, or that of one of our subsidiaries involved in the program, from future U.S. Government contracts for a specified period of time.

          As a government contractor, we are subject to audit and review by the U.S. Government of our contract performance and of our accounting and general practices relating to contracts. The costs and prices under these contracts may be subject to adjustment based upon the results of the audit. To date, these audits have not had a material effect on our results of operations or financial condition. However, we cannot assure you that future audits will not have a material adverse effect on our business, financial condition or results of operations.

           In addition, licenses are required from U.S. Government agencies for export from the United States of many of our products. We are currently not permitted to export some of our products.

          Competitive Bidding.    We obtain military contracts through either competitive bidding or sole-source procurement. A significant portion of our sales are from contracts that were awarded after a competitive bidding process that often involved many bidders. A similar competitive bidding process is likely to apply to our efforts to win future contract awards. There is always the risk in both competitive bidding and sole-source procurements that if a bid is submitted and a contract is subsequently awarded, actual performance costs may exceed the projected costs upon which the submitted bid or contract price was based.

          Novation of U.S. Government Contracts.    When U.S. Government contracts are transferred from one contractor to another contractor, such as in connection with the sale of a business, the U.S. Government requires that the parties enter into a novation agreement. A novation agreement generally provides that:

•	the transferring contractor guarantees or otherwise assumes liability for the performance of the acquiring contractor’s obligations under the contract;

•	the acquiring contractor assumes all obligations under the contract; and

•	the U.S. Government recognizes the transfer of the contract and related assets.

          We have entered into similar novation agreements in connection with the sale of Metrum Information Storage and our former Marine Systems Group. In these cases, however, as the seller, we have guaranteed performance of the buyer’s obligations under the contracts transferred to the buyer, and the buyer, rather than us, have the performance and indemnification obligations described in the last sentence of the preceding paragraph.

          Other Risks Associated with U.S. Government Contracts.    In addition, like all defense contractors, we are subject to risks associated with uncertain cost factors related to:

•	scarce technological skills and components;

•	the frequent need to bid on programs in advance of design completion, which may result in unforeseen technological difficulties and/or cost overruns;

•	the substantial time and effort required for relatively unproductive design and development;

•	design complexity;

•	rapid obsolescence; and

•	the potential need for design improvement.

Competition

          We encounter intense competition for most of our contracts from numerous other companies. Some of these companies have financial, technical, marketing, manufacturing, distribution and other resources substantially greater than ours. Our ability to compete for these contracts depends to a large extent upon:

•	the effectiveness and innovativeness of our research and development programs;

•	our ability to offer better program performance than our competitors at a lower cost; and

•	our readiness with respect to facilities, equipment and personnel to undertake the programs for which we compete.

          In some instances, the U.S. Government directs a program to a single supplier. In these cases, there may be other suppliers who have the capability to compete for the programs involved, but they can only enter or reenter the market if the U.S. Government chooses to open the particular program to competition. Our principal sole-source contracts are for the following programs: reusable solid rocket motor space shuttle boosters, Trident II missiles, Titan IV solid rocket motor upgrade space boosters, AGM-130 and sensor fuzed weapon propulsion systems, M830A1 multi-purpose tank ammunition rounds, Volcano anti-tank scatterable mines, M758 fuze for medium caliber ammunition, the AAR-47 missile warning system and the OICW system.

           In the case of the reusable solid rocket motor space shuttle boosters, we believe that the time and cost to qualify a second source of supply would be prohibitive in light of the space shuttle flight schedule and current levels of government expenditures on the space shuttle program. Liquid propulsion systems that may be competitive with the reusable solid rocket motor are under study, but are not yet developed. We expect to retain our status as the only qualified supplier for the reusable solid rocket motor.

          We generally face competition from a number of competitors in each business area, although no single competitor competes with us along all four of our business lanes. Our principal competitors in each of our business lanes are as follows:

          Aerospace:

• Propulsion:
Pratt & Whitney/Chemical Systems Division of United Technologies Corporation; Aerojet-General Corporation, a subsidiary of GenCorp Inc.; Atlantic Research Corporation, a subsidiary of Sequa Corporation; and Rocketdyne, Inc., a subsidiary of Boeing

• Composites:
The Boeing Company; Lockheed Martin Corporation; Raytheon Company; Bell Helicopter Textron, a subsidiary of Textron Inc.; Northrop Grumman Corporation; Composite Optics, Incorporated; Applied Aerospace Structures Corporation; and Programmed Composites Inc., a division of Pressure Systems, Inc.

          Defense:

• Conventional Munitions:	General Dynamics Ordnance and Tactical Systems, Inc., a subsidiary of General Dynamics (formerly Primex Technologies, Inc.)

• Precision Capabilities:	Textron Inc.; L 3 /KDI; KDI Precision Products Inc.; Bulova Technologies L.L.C., a subsidiary of National Defense Company L.L.C.; and Giat Industries S.A.

          The downsizing of the munitions industrial base has resulted in a reduction in the number of competitors through consolidations and departures from the industry. This has reduced the number of competitors for some programs, but has strengthened the capabilities of some of the remaining competitors. In addition, it is possible that there will be increasing competition from the remaining competitors in business areas where they do not currently compete, particularly in those business areas dealing with electronics.

Raw Materials

          Key raw materials used in our operations include aluminum, steel, steel alloys, copper, depleted uranium, graphite fiber, prepreg, hydroxy terminated polybutadiene, epoxy resins and adhesives, ethylene propylene diene monomer rubbers, nitrocellulose, diethylether, x-ray film, plasticizers and nitrate esters, impregnated abletive materials, various natural and synthetic rubber compounds, polybutaadiene, acrylomitrile and ammonium perchlorate. We also purchase chemicals, electronic, electro-mechanical and mechanical components, subassemblies and subsystems which are integrated with our own manufactured parts for final assembly into finished products and systems.

          We closely monitor our sources of supply in order to assure an adequate supply of raw materials and other supplies needed in our manufacturing processes. U.S. Government contractors like us are frequently limited to procuring materials and components from sources of supply approved by the U.S. Department of Defense. In addition, as business conditions, the Department of Defense budget and Congressional allocations change, suppliers of specialty chemicals and materials sometimes consider dropping low volume items from their product lines, which may require, as it has in the past, qualification of new suppliers for raw materials on key programs.

           The supply of ammonium perchlorate, a principal raw material used in our operations, is limited to a single source that supplies the entire domestic solid propellant industry. This single source, however, maintains two separate manufacturing lines a reasonable distance apart, which mitigates the likelihood of a fire, explosion or other problem impacting all production.

          We also presently rely on one primary supplier for graphite fiber, which is used in the production of composite materials. This supplier has multiple manufacturing lines for graphite fiber. Although other sources of graphite fiber exist, the addition of a new supplier would require us to qualify the new source for use in our programs.

          Current suppliers of some insulation materials used in rocket motors have announced plans to close manufacturing plants and discontinue product lines. These materials include polymers used in ethylene propylene diene monomer rubber insulation and aerospace grade rayon used in nozzles. We have qualified new replacement materials for certain programs. For other programs we have produced sufficient inventory to cover program requirements through 2003 and we are in the process of qualifying new replacement materials. We expect these new materials to be qualified by the end of 2001. We have sufficient inventory to cover production through 2002, and have identified replacement materials that have passed initial testing toward qualification.

          Prolonged disruptions in the supply of any of our key raw materials, difficulty completing qualification of new sources of supply or implementing use of replacement materials or new sources of supply could have a material adverse effect on our business, financial condition or results of operations.

Manufacturing and Handling of Explosive Materials

          Some of our products, including those relating to propulsion systems, propellants, ammunition and artillery systems, involve the manufacture and /or handling of a variety of explosive and flammable materials. From time to time in the past, these activities have resulted in incidents which have temporarily shut down or otherwise disrupted some of our manufacturing processes, causing production delays and resulting in liability for workplace injuries and fatalities. While we cannot assure you that we will not experience similar incidents in the future or that any similar incidents will not result in production delays or otherwise have a material adverse effect on our business, financial condition or results of operations, we do have safety and loss prevention programs in place to mitigate such incidents, as well as a variety of insurance policies described below under “—Insurance.”

Seasonality

          Our business is not seasonal in nature. However, since our sales on certain production contracts are not recorded until product is delivered to the customer, extra effort is expended to complete and deliver product prior to fiscal year end, which has typically resulted in higher sales in the fourth fiscal quarter.

Employees

          We employ approximately 9,600 employees. Approximately 2,000 of these employees are covered by collective bargaining agreements. The following table summarizes the number of these agreements, the approximate number of covered employees, and the expiration dates of the agreements.

Location	Number of Contracts	Expiration Date(s)	Approximate Number of Employees Represented
Rocket Center, WV	2	November 14, 2005	10
		August 14, 2005	300
Magna, UT	1	February 15, 2003	175
Janesville, WI	1	February 28, 2006	175
Minneapolis, MN area	1	September 30, 2004	200
Radford, VA	2	October 6, 2002	900
		November 1, 2005	175
DeSoto, KS	1	November 1, 2001	25
Iuka, MS	1	Ongoing negotiations	50

          We are in the process of closing the DeSoto, Kansas, facility and therefore have not renegotiated the collective bargaining agreement in place for this facility which expired November 1, 2001. Relations between us and our unionized and non-unionized employees and their various representatives are generally considered satisfactory. However, we cannot assure you that new labor contracts can be agreed to without work stoppages.

          SEG employs approximately 1,800 employees. None of these employees are covered by collective bargaining agreements.

Patents

          As of November 2, 2001, we owned approximately 420 U.S. patents and 270 foreign patents, and had approximately 160 U.S. patent applications and 280 foreign patent applications pending. Although the conduct of our business involves the manufacture of various products that are covered by patents, we do not believe that any one single existing patent or license or group of patents is material to the success of our business as a whole. We believe that unpatented research, development and engineering skills also make an important contribution to our business. The U.S. Government typically receives royalty-free licenses to inventions made under U.S. Government contracts, under which we retain all other rights, including all commercial rights, to such inventions. In addition, our proprietary information is protected through the requirement that employees sign confidentiality agreements as a condition of employment and our policy of protecting proprietary information from unauthorized disclosure.

Environmental Matters

          Our operations and ownership or use of real property are subject to a number of federal, state and local environmental laws and regulations. In addition, we have liability relating to the off-site disposal and releases of hazardous wastes. We could incur substantial costs, including cleanup costs, fines and penalties or third party property damage or personal injury claims, as a result of violations or liabilities under environmental laws or non-compliance with environmental permits. To date, environmental laws and regulations have not had a material adverse effect on our business, financial condition or results of operations. Environmental laws and regulations change frequently, however, and it is difficult to predict how and to what extent they may impact the results of our operations or our financial condition in the future. We have environmental management programs in place, on both the corporate and individual facility levels, to mitigate these risks.

           At certain of our sites, there is known and potential contamination that we are required to investigate or remediate. In addition, the discovery of additional contaminants could lead to unanticipated costs. However, the costs associated with these cleanups may be covered by various indemnification agreements. For example, at the time of the spin-off from Honeywell, we entered into an environmental matters agreement with Honeywell Inc. This agreement addresses the liability of the parties for the off-site disposal of hazardous materials prior to the spin-off. Under this agreement, we agreed to indemnify Honeywell for our proportional share of the costs of remedial and/or corrective action allocated to Honeywell as a “potentially responsible party.” Our proportional share is the percentage that the volume of the material generated by our initial businesses bears to the total volume of material generated by Honeywell at each site. We do not believe that our ultimate contribution or liability relating to these matters, individually or in the aggregate, would be reasonably likely to have a material adverse effect on our business, financial condition or results of operations, taken as a whole.

          As part of the Hercules acquisition, we have assumed responsibility for environmental compliance at the acquired aerospace facilities. There may also be significant environmental remediation costs associated with these facilities that will, in some cases, be funded in the first instance by us, subject to recovery or indemnification as described below. We believe that much of the compliance and remediation costs associated with these aerospace facilities will be recoverable under U.S. Government contracts, and that those environmental remediation costs not recoverable under these contracts will be covered by Hercules Incorporated under environmental agreements entered into in connection with the Hercules acquisition. Under these environmental agreements, Hercules Incorporated has agreed to indemnify us for:

•	environmental conditions relating to releases or hazardous waste activities occurring prior to the closing of the Hercules acquisition;

•	fines relating to pre-closing environmental compliance; and

•	environmental claims arising out of breaches of Hercules Incorporated’s representations and warranties.

For example, on or about November 16, 2001, we received notice from the State of Utah, as Trustee, of a claim against us under Section 107(f) of CERCLA for natural resource damages. The claim, which is for $139 million, is based on known and alleged groundwater contamination at and near our Bacchus facility in Magna, Utah and is related to our and our predecessors’ manufacturing operations at the site. Although we have begun discussions with the State regarding this claim and the extent of contamination at and near the site and had previously made accruals for our best estimate of the probable and reasonably estimable costs related to the remediation obligations known to us with respect to the affected area, we cannot yet predict if or when a suit may be filed against us nor can we determine any additional costs we may incur in connection with this claim. We expect, however, that much of the remediation costs associated with this claim would be covered under our indemnification agreement with Hercules or recoverable through U.S. Government contracts.

          Hercules Incorporated is not required to indemnify us for any individual claims below $50,000. Hercules Incorporated is obligated to indemnify us for the lowest cost response of remediation required at the facility that is acceptable to the applicable regulatory agencies. We are not responsible for conducting any remedial activities with respect to the Kenvil, New Jersey facility or the Clearwater, Florida facility.

          We expect that much of the compliance and remediation costs associated with the acquired Thiokol facilities will be recoverable under U.S. Government contracts, and that those environmental remediation costs not covered through such contracts will be covered by the approximately $14 million dollars in reserve. Beyond this amount, the next $20 million of any non-government recoverable remediation costs will be split evenly with Alcoa, subject to our having appropriately notified Alcoa of any issues prior to January 30, 2004. Alcoa’s obligation under this environmental indemnity is capped at $10 million.

          With respect to the ammunition and related products business, known as the Sporting Equipment Group or SEG, of Blount International, Blount International has agreed to indemnify us for certain compliance and remediation liabilities, to the extent those liabilities are related to pre-closing environmental conditions at or related to SEG’s facilities. Some other remediation costs are expected to be paid directly by a third party pursuant to an existing indemnification agreement with Blount International. However, Blount International’s indemnification obligations relating to environmental matters, which extend for five years following closing, are capped at $30 million, less any other indemnification payments made for breaches of representations and warranties, and the third party’s obligations, which extend through November 4, 2007, are capped at approximately $125 million, less payments previously made. We cannot assure you that Blount or the third party will reimburse us for any particular environmental costs or reimburse us in a timely manner, or that any claims for indemnification will not be disputed.

          On or about July 26, 2001, Federal Cartridge Company, one of the entities comprising SEG, received notice from the Region 5 Office of the United States Environmental Protection Agency that it intended to file an administrative proceeding for civil penalties totaling $255,400 in connection with alleged violations of applicable statutes, rules and regulations or permit conditions at SEG’s Anoka, Minnesota, ammunition manufacturing site. These include alleged (i) unpermitted treatment of hazardous wastes, (ii) improper management of hazardous wastes, (iii) permit violations, and (iv) improper training of certain responsible personnel. It is expected that Blount or the third party will indemnify us for any costs incurred in resolving this matter.

          We cannot assure you that the U.S. Government, Hercules, Alcoa or Blount International will reimburse us for any particular environmental costs or reimburse us in a timely manner. U.S. Government reimbursements for cleanups are financed out of a particular agency’s operating budget and the ability of a particular governmental agency to make timely reimbursements for cleanup costs will be subject to national budgetary constraints. Our failure to obtain full or timely reimbursement from the U.S. Government, Hercules, Alcoa or Blount International could have a material adverse effect on our business, financial position or results of operations.

Facilities

          As of October 31, 2001, we occupy manufacturing, assembly, warehouse, test, research, development and office properties having a total floor space of approximately 15.8 million square feet. These properties are either owned or leased by us, or are occupied under facilities-use contracts with the U.S. Government. The following table provides summary information about the location and size of these properties, and indicates which of our business segments is the principal user of the property—Aerospace (“A”) or Defense (“D”). In some cases, property is used by more than one business segment.

	Owned	Leased	Government Owned(1)	Total
	(thousands of square feet)
Principal Properties
Florida
Clearwater (D)	—	112	—	112
Iowa
Burlington (D)	—	20	—	20
Maryland
Elkton (A)	345	—	—	345
Minnesota
Edina(2)	—	79	—	79
Elk River (D)	145	—	—	145
Hopkins (D)	536	—	—	536
New Brighton (D)	—	—	483	483
Plymouth (D)	—	141	—	141
Mississippi
Iuka (A)	—	325	—	325
Missouri
Independence (D)	—	—	2,553	2,553
Pennsylvania
Horsham (D)	—	51	—	51
Utah
Brigham (includes Promontory) (A)	2,624	—	—	2,624
Clearfield (A)	—	872	—	872
Corrine (A)	—	116	—	116
Magna (A)	1,775	—	518	2,293
Ogden (A)	—	105	—	105
Salt Lake City (A)	—	11	—	11
Virginia
Radford (D)	—	—	3,809	3,809
West Virginia
Rocket Center (A)	96	—	875	971
Wisconsin
Janesville (D)	214	—	—	214

Subtotal(3)	5,735	1,832	8,238	15,805
Other Properties(4)	7	25	—	32

Total	5,742	1,857	8,238	15,837

Percent of total	36%	12%	52%	100%

(1)	These properties are occupied rent-free under facilities contracts that require us to pay for all utilities, services, and maintenance costs.

(2)	The Edina facility serves as our corporate headquarters.

(3)	Business segment usage of these properties is as follows (in thousands of square feet): Aerospace, 7,662; and Defense, 8,064.

(4)	Principally sales and other offices, each of which has less than 10,000 square feet of floor space.

           The following table provides summary information about the location, size and use of other owned or leased land, and indicates which of our business segments is the principal user of the land:

	Owned	Leased	Use
	(acres)
Location
Utah
Brigham (A)	—	2,365	Flare testing sites
Brigham (A)	2,146	—	Land, wells, airstrip, flare test range
Corrine (A)	—	163	Pressure zone
Magna (A)	414	—	Buffer zone
Minnesota
Elk River (D)	3,169	—	Assembly, test and evaluation
New Mexico
Socorro (D)	—	1,177	Assembly, test and evaluation

          Since the spin-off from Honeywell, we have implemented a significant program of consolidating our operations and facilities, due in part to an underutilization of facilities. We continue to explore opportunities for further facility consolidations. We consider our properties to be in generally good condition and adequate for the needs of our business.

          The Sporting Equipment Group occupies manufacturing, assembly, warehouse, test, research, development and office properties having a total floor space of approximately 1.7 million square feet. These properties are either owned or leased by the Sporting Equipment Group. The following table provides summary information about the location and size of these properties.

	Owned	Leased	Total
	(thousands of square feet)
Principal Properties
California
Oroville	105	—	105
Georgia
Thomasville	—	98	98
Idaho
Lewiston	353	—	353
Indiana
Richmond	40	—	40
Minnesota
Anoka	865	—	865
Texas
Willis	—	32	32
Wisconsin
Onalaska	249	—	249

Total	1,612	130	1,742

Percent of total	93%	7%	100%

Insurance

          We have insurance coverage we believe to be adequate for the risks of the businesses in which we are engaged. We believe that all of our insurance policies meet or exceed industry standards.

          We have two comprehensive insurance programs that protect us from third-party liability claims:

          Third-Party Liability Insurance for Aviation Products.    We have an Aviation Products liability policy that protects us from third-party bodily injury and property damage claims associated with the failure of our aviation products and related components, including propulsion systems. Although this policy has no deductible, it does contain sub-limits related to commercial space operations. Specifically, our insurance policy related to commercial space has separate sublimits for property damage and resulting loss of use of any one satellite and for each satellite when two or more satellites are on the same launch. We renew this policy on an annual basis and our current policy expires on March 15, 2002.

          Third-Party Liability Insurance for Non-Aviation Products.    We have a Commercial General Liability insurance policy that protects us from third-party liability claims associated with the failure of any of our non-aviation products. We have deductibles on this policy per occurrence and per annum in the aggregate. We renew this policy on an annual basis and our current policy expires on September 30, 2002.

          Property Insurance.    In addition to third-party liability insurance, we also have a comprehensive property insurance policy that provides coverage for physical loss or damage to property, including machinery breakdown or the loss of earnings associated with any resulting interruption of our business operations. This policy pays for combined property damage and business interruption loss. We renew this policy on an annual basis and our current policy expires on April 1, 2002.

Legal Proceedings

          From time to time, we are subject to various legal proceedings, including lawsuits, which arise out of, and are incidental to, the ordinary conduct of our business. We do not consider any of such proceedings, individually or in the aggregate, to be material to our business or likely to result in a material adverse effect on our results of operations or financial condition.

Strategic Alliances

Radford Joint Venture

          On June 11, 2001, we formed a joint venture with General Dynamics Ordnance and Tactical Systems, Inc. to which we contributed our contract to operate and manage the Radford Army Ammunition Plant and some related assets. General Dynamics contributed $5.5 million in cash in return for a 15% ownership interest in the joint venture. In October 2001, we were informed by regulators of the need to dissolve this joint venture. We will return the cash contributed by General Dynamics during calendar 2001. Additional dissolution provisions are currently under negotiation.

Rheinmetall Joint Venture

          We are in discussions with Rheinmetall DeTec AG concerning the formation of a joint venture for the development and manufacture of munitions. As currently envisioned, we and Rheinmetall would each contribute certain operating subsidiaries to the joint venture in exchange for an equity interest in a new non-U.S. joint venture holding company, while maintaining a small direct equity interest in each partner’s own contributed operating subsidiaries.

          We believe that the formation of this joint venture will provide important benefits through access to markets, technology cooperation and production efficiencies. The contemplated joint venture, which is expected to be formed in the first calendar quarter of 2002, will be subject to further due diligence and analysis of benefits as well as applicable regulatory approvals. The contemplated joint venture might not occur, and even if it does, it might be on substantially different terms, which may include the contribution by us or Rheinmetall of fewer assets than currently contemplated.

          No assurance can be given that we will be able to consummate this joint venture or, if entered into, as to its terms.

MANAGEMENT

Directors and Executive Officers

          The following table sets forth certain information with respect to our directors and executive officers as of October 1, 2001:

Name	Age	Title
Paul David Miller	59	Chief Executive Officer, Chairman of the Board and a Director
Scott S. Meyers	48	President and a Director
Karen M. Bills	42	Vice President—Chief Information Officer
Ann D. Davidson	49	Vice President and General Counsel
John E. Gordon	60	Vice President—Washington, D.C. Operations
Perri A. Hite	38	Secretary
Robert J. McReavy	42	Vice President and Treasurer
Mark L. Mele	44	Vice President—Corporate Strategy and Investor Relations
Paula J. Patineau	47	Vice President—Chief People Officer
John S. Picek	46	Vice President and Controller
Eric S. Rangen	44	Vice President and Chief Financial Officer
Paul A. Ross	64	Senior Group Vice President—Aerospace
Robert D. Shadley	59	Vice President—Logistics and Army Operations
Nicholas G. Vlahakis	53	Group Vice President—Defense
Frances D. Cook	56	Director
Gilbert F. Decker	64	Director
Thomas L. Gossage	67	Director
Jonathan G. Guss	42	Director
David E. Jeremiah	67	Director
Joseph F. Mazzella	48	Director
Robert W. RisCassi	65	Director
Michael T. Smith	58	Director

          Admiral Miller, USN (Ret.) has held his present position since January 1999. Prior to that he was with Litton Industries, where he served as a Vice President since September 1997, and President of Sperry Marine Inc., which he joined in November 1994, following a 30-year career in the U.S. Navy. Prior to his retirement from the U.S. Navy, he was Commander-in-Chief, U.S. Atlantic Command, one of five U.S. theater commands, and served concurrently as NATO Supreme Allied Commander—Atlantic.

          Scott S. Meyers has held his present position since January 2001 and was a director as well as Executive Vice President and Chief Financial Officer since May 2000. Prior to that time, Mr. Meyers served as Vice President and Chief Financial Officer since March 1996, and Treasurer since August 1998. From January 1990 until March 1996, he served a Executive Vice President and Chief Financial Officer of Magnavox Electronic Systems Company. Mr. Meyers has extensive experience in financial and administrative management. His background also includes 14 years of experience in public accounting as a partner with KPMG Peat Marwick.

          Karen M. Bills has held her present position since December 2000. Prior to that she was Vice President of Strategic Programs in the Aerospace Systems Group where she was responsible for the propulsion system for the Trident II missile. Her previous positions with Alliant include Material Management Director for the Aerospace Company’s strategic planning activities, Pegasus Program Manager, Titan IV Business Director, Contract Administration Manager, and several other positions in Program and Subcontract Management.

          Ann D. Davidson has held her present position since April 2001. Ms. Davidson was an Associate General Counsel for Honeywell from 1983 to 1990. After the spin-off from Honeywell, she continued with Alliant as Deputy General Counsel until 1993. Before rejoining Alliant in April, Ms. Davidson worked for Parker Hannifin Corporation as Associate General Counsel and Assistant Secretary. Prior to working at Parker Hannifin, Ms. Davidson was Vice President, General Counsel, and Corporate Secretary for Power Control Technologies Inc.

          John E. Gordon has held his present position since June 2001. Prior to that he was with Litton Industries where he served as Vice President of its Washington office located in Arlington, Virginia, which he joined in 1993 following his retirement from the U.S. Navy as Judge Advocate General with the rank of Rear Admiral.

          Perri A. Hite has held her present position since April 2001. Ms. Hite joined Honeywell’s Office of General Counsel in 1984. She joined Alliant’s Office of General Counsel after the spin-off from Honeywell. After receiving her Juris Doctor degree in 1996, she became the principal attorney supporting Alliant’s Global Environmental Solutions subsidiary. She became Assistant Corporate Secretary in October 1999. She has experience with mergers and acquisitions, procurement, real estate, licensing and insurance.

          Robert J. McReavy has held his present position since October 2001. From June 2001 until September 2001 he served as Vice President—Tax. He previously was a partner of the international accounting firm Deloitte & Touche, where he counseled clients on tax matters. From 1994 to 1998, he held tax counsel positions with Deluxe Corporation and Northwest Airlines, Inc. in Minneapolis. Prior to that, he was a partner with the Minneapolis law firm Gray, Plant, Mooty.

          Mark L. Mele has held his present position since September 1999. He was Vice President—Strategic Planning from May 1998 until September 1999. From March 1995 to May 1998 he was Director, Business Planning since March 1995. From February 1993 until March 1995, he served as Manager, New Product Development of Hercules Aerospace Company. Mr. Mele has an extensive background in finance, marketing, business development and strategic planning.

          Paula J. Patineau has held her present position since August 2001. From January 2000 until August 2001, she served as Vice President—Human Resources and Senior Financial Officer. From January 1997 until January 2000, she served as Vice President and Controller. From June 1996 until January 1997, she served as acting Controller. From April 1992 until July 1996, she served as Director of Financial Reporting/Accounting Services. Ms. Patineau’s background includes more than 20 years of experience in accounting and finance management, including process and systems improvement, acquisition integration, labor negotiations and cost management.

          John S. Picek has held his present position since August 2001. From January 2000 until August 2001 he served as Vice President and Corporate Controller. From April 1997 until January 2000 he served as Director of Corporate Finance. From January 1992 until April 1997 he was the Director of Finance for our Defense Systems Group. Mr. Picek joined Honeywell/ATK in 1977 and has an extensive background in operational and corporate finance, strategic planning and cash flow management.

          Eric S. Rangen has held his present position since January 2001. He has worked with Honeywell and Alliant Techsystems Inc. as an accountant with Deloitte & Touche LLP since 1983 and was a partner there since 1994. He has experience in structuring business combinations, joint ventures, contract accounting, regulatory filings, registration statements, proxy statements, initial public offerings, and income taxes.

          Paul A. Ross has held his present position since April 1999. From November 1998 until April 1999 he served as Senior Vice President—Space and Strategic Systems. From April 1997 until November 1998, he served as Group Vice President—Space and Strategic Systems. From April 1995 until April 1997, he served as Vice President and General Manager, Space and Strategic Division, Aerospace Systems Group. From August 1994 until March 1995, he was Vice President of Operations of Hercules Aerospace Company. Prior to joining Hercules Aerospace Company, he was employed by Rockwell International, most recently as a Vice President of Production Operations, Rocketdyne Division, from June 1991 until August 1994. He has more than 30 years of experience in program management, engineering, quality assurance, finance and operations with Rockwell International, Cordant and Hercules Aerospace Company.

          Major General (Retired) Robert D. Shadley has held his present position since September 2000 and has also served as Vice President, Army Operations, since June 2000. Major General Shadley joined us on June 1, 2000, following a distinguished 33-year career in the U.S. Army in the field of logistics.

          Nicholas G. Vlahakis has held his present position since December 1997. From April 1997 until December 1997, he served as Vice President and General Manager—Ordnance of our Conventional Munitions Group. From March 1995 until April 1997, he served as Vice President and General Manager—Ordnance of the our Aerospace Systems Group. From 1993 until March 1995, he was Vice President and General Manager of Hercules Aerospace Company’s tactical propulsion facility. From 1991 until 1993, he was Vice President of Hercules Aerospace Company’s Expendable Launch Vehicle Group.

          Frances D. Cook has held her present position since January 2000. Ms. Cook is an international business consultant. From 1995 to 1999, Ms. Cook served as Ambassador to the Sultanate of Oman. From 1993 to 1995, Ms. Cook was Deputy Assistant Secretary of State for Political-Military Affairs for the U.S. Government.

          Gilbert F. Decker has held his present position since December 1997. Mr. Decker is a consultant to the high technology electronics and aerospace industries. Mr. Decker served as Executive Vice President, Operations of Walt Disney Imagineering from April 1999 to July 2001. Mr. Decker served as Assistant Secretary of the Army-Research, Development and Acquisition from 1994 to 1997. He has also held Chief Executive Officer positions with Xeruca Holding, Incorporated and Penn Central Federal Systems Company.

          Thomas L. Gossage has held his present position since March 1995. Mr. Gossage is the retired Chairman of the Board and Chief Executive Officer of Hercules, Incorporated. Mr. Gossage joined Hercules in 1988 as President of Hercules Specialty Chemical Co. and was named Chairman and Chief Executive Officer in 1991.

          Jonathan G. Guss has held his present position since August 1994. Mr. Guss is the Chief Executive Officer of Bogen Communications International, Inc., a producer of sound processing equipment and telecommunications peripherals. Mr. Guss is also the Principal and Chief Executive Officer of EK Management Corp. He was previously the Principal and President of Active Management Group and a consultant with Booz, Allen & Hamilton, Inc.

          David E. Jeremiah, a director since April 1995, is a retired Admiral in the U.S. Navy. Admiral Jeremiah is also a Partner and the President of Technology Strategies & Alliances Corporation, a strategic advisory and investment banking firm. He held a variety of command and staff positions during his 39-year military career, including Vice Chairman of the Joint Chiefs of Staffs. In addition, Admiral Jeremiah has chaired and served on intelligence and defense advisory panels, including the National Defense Panel and the Defense Policy Board.

          Joseph F. Mazzella has held his present position as director since August 1994. Mr. Mazzella is a Partner at Nutter, McLennen & Fish LLP, a law firm in Boston, Massachusetts. He formerly was a partner with Lane, Altman & Owens for several years. In addition, he previously served as an attorney with the Securities and Exchange Commission in Washington, D.C.

          Robert W. RisCassi has held his present position since March 2000. Mr. RisCassi has served as Vice President of L-3 Communications Corporation, a leading merchant supplier of secure communications systems and products, avionics and ocean products, microwave components and telemetry, and space and wireless products since March 1997. From October 1993 to March 1997, Mr. RisCassi served as an Executive with Loral Corporation and Lockheed Martin.

          Michael T. Smith, a director since December 1997, is the former Chairman of the Board and Chief Executive Officer of Hughes Electronics Corporation, a satellite and wireless communications company. Mr. Smith joined Hughes Electronics in 1985 following the acquisition of Hughes by General Motors. He also served in a variety of financial management positions with General Motors.

          Currently all directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of our board of directors. There are no family relationships among any of our directors or executive officers.

Standing Committees and Meetings of the Board and its Committees

          The board of directors has established the following standing committees: audit, executive/finance, nominating and governance, and personnel and compensation. Membership on the audit, nominating and governance, and personnel and compensation committees consists entirely of non-employee directors.

PRINCIPAL AND SELLING STOCKHOLDERS

          The following table presents certain information with regard to the beneficial ownership of our common stock as of September 30, 2001 by (1) all persons known to us to be the beneficial owner of more than 5% of our outstanding common stock, (2) each of our directors and nominees for director, (3) each of our named executive officers, and (4) all of our directors and executive officers as a group. Unless otherwise indicated, all shares shown in the table below are held with sole voting and investment power by the person or entity indicated.

          The table includes percentage ownership data reflecting both:

•	actual ownership as of September 30, 2001; and

•	pro forma ownership as if the Sporting Equipment Group acquisition had occurred as of that date.

Name	Shares Owned Directly or Indirectly (1)	Exercisable Stock Option Shares (2)	Total Shares Beneficially Owned		Percent of Shares Outstanding (3)
			Actual	Pro Forma	Actual	Pro Forma
Selling and Principal Stockholder:
Blount, Inc.	—	—	—	3,048,780	—	12.40%
4520 Executive Park Drive
Montgomery, Alabama 36116-1602
Directors and Named Executive Officers:
Paul David Miller	60,869	250,625	311,494	311,494	1.43%	1.25%
Frances D. Cook	4,155	—	4,155	4,155	*
Gilbert F. Decker	7,725	—	7,725	7,725	*
Thomas L. Gossage	9,900	—	9,900	9,900	*
Jonathan G. Guss	10,350	—	10,350	10,350	*
David E. Jeremiah	10,800	—	10,800	10,800	*
Joseph F. Mazzella	12,150	—	12,150	12,150	*
Scott S. Meyers	40,209	125,250	165,459	165,459	*
Robert W. RisCassi	3,600	—	3,600	3,600	*
Michael T. Smith	7,950	—	7,950	7,950	*
Paul A. Ross	27,822	22,500	50,322	50,322	*
Nicholas G. Vlahakis	2,907	31,732	34,639	34,639	*
All current directors and executive officers as a group (22 persons)	234,561	487,095	721,656	721,656	3.28%	2.88%

*	Less than 1%

(1)	Includes shares of restricted common stock.

(2)	Includes shares covered by stock options exercisable on September 30, 2001, or within 60 days thereafter.

(3)	Assumes issuance of the exercisable stock option shares held by the person or group.

          Blount, Inc., a subsidiary of Blount International, is the selling stockholder and will sell all of the shares of our common stock sold in this offering. The selling stockholder will acquire these shares in connection with our acquisition of the Sporting Equipment Group. For more information concerning the SEG acquisition, see “The Sporting Equipment Group Acquisition.” The shares of our common stock held by the selling stockholder are being registered to permit secondary trading of these shares, and the selling stockholder intends to offer these shares for resale as described under “Underwriting” below. Following the offering, assuming all of the selling stockholder’s shares offered under this prospectus are sold in the offering, the selling stockholder will not own any shares of our common stock.

           In addition, Fidelity Management Trust Company, the trustee of our 401(k) plans, held 1,663,828 shares (7.73%) of our common stock for the participants in the plans. However, the trustee has no power to dispose of these shares, except in connection with the distribution of shares to plan participants and the sale of shares to fund withdrawals by, or loans to, plan participants. The trustee must vote shares allocated to the accounts of plan participants as directed by participants. The trustee must vote unallocated shares and shares for which no participant direction is received in the same manner and proportion as it votes shares for which it receives directions from plan participants. As a result, the trustee disclaims beneficial ownership of the shares of common stock held by it in its capacity as trustee of the plans. During fiscal 2001, we paid fees of approximately $3,517,000 to Fidelity Management Trust Company and its affiliates. These fees were for record keeping and for health and welfare administration, trustee services provided by them to our 401(k) plans, and for services provided by them in connection with the transfer to them of the administration of our pension and retirement plan.

DESCRIPTION OF INDEBTEDNESS

Senior Credit Facilities

          The following summary of certain provisions of our senior secured credit facilities, which were entered into as of April 20, 2001, does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the senior secured credit facilities.

          General.    The senior secured credit facilities provided for (i) a $300.0 million six year amortizing Tranche A term loan facility, (ii) a $500.0 million eight year amortizing Tranche B term loan facility and (iii) a $250.0 million six year revolving credit facility. The revolving credit facility includes a $150.0 million sub-limit for letters of credit and a $20.0 million sub-limit for swingline loans.

          Term Loan Facilities.    The term loans under the Tranche A term loan facility bear interest at a rate, at our election, of either LIBOR or ABR, which is defined below, plus a margin, which ranges from 1.75% to 3.00%, in the case of LIBOR loans, and from 0.75% to 2.00% in the case of ABR loans, depending upon our consolidated leverage ratio. The term loans under the Tranche B term loan facility bear interest at a rate, at our election, of either LIBOR plus 3.00% or ABR plus 2.00%. “ABR” means the highest of (i) the rate of interest publicly announced from time to time by The Chase Manhattan Bank as its prime lending rate announced at its principal office in New York City, (ii) the secondary market rate for three-month certificates of deposit, adjusted for statutory reserve requirements and the applicable assessment rate, plus 1% and (iii) the federal funds effective rate from time to time plus 0.50%. We may terminate the commitments of at least $10.0 million at any time on three business days’ notice, provided that, under the term loan facilities the reductions are made ratably among the lenders in accordance with their respective commitments. Quarterly amortization of the Tranche A term loan facility is according to a schedule agreed upon between us and the lenders. We are required to repay the Tranche B term loan facility in 24 consecutive quarterly installments aggregating 1% per annum of the original principal amount of the Tranche B term loan facility for the first six years and quarterly installments during the remaining term of the Tranche B term loan facility in an aggregate annual principal amount of $235.0 million. On May 16, 2001, we repaid $195.7 million of the Tranche A term loans outstanding with a portion of the net proceeds from the issuance of our senior subordinated notes. Through September 30, 2001, we have paid an additional $44.9 million on our Tranche A term loan, of which $40.0 million represented prepayments, and $2.5 million on our Tranche B term loan.

          Revolving Credit Facility.    We used borrowings under the revolving credit facility to consummate the Thiokol acquisition, refinance the indebtedness outstanding under our bank credit facilities entered into in November 1998, and fund related transaction costs. The revolving credit facility may be used to pay for general corporate purposes, including to finance acquisition and related costs, and to issue up to $150.0 million of letters of credit. The revolving credit facility includes a swingline drawing option of up to $20.0 million for maturities not to exceed seven days. Draws under the revolving credit facility bear interest at the same rates as the loans under the Tranche A term loan facility. Swingline loans bear interest at a rate of ABR, plus a margin, which ranges from 0.75% to 2.00%, depending upon our consolidated leverage ratio. Interest is payable quarterly in arrears for loans based on ABR. In the case of loans bearing interest based upon LIBOR, interest is payable on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of the interest period. As of September 30, 2001, we had no borrowings against our $250.0 million bank revolving credit facility. We had outstanding letters of credit of $44.7 million, which reduced amounts available on the revolving facility to $205.3 million at September 30, 2001.

          The revolving credit facility also provides for the payment by us of commitment and other fees, including (i) a commitment fee payable quarterly in arrears on the daily unused amount of the revolving credit facility (other than any swingline commitment), which ranges from 0.25% to 0.50%; (ii) a letter of credit fee accruing daily on the amount available for drawing under all letters of credit and payable quarterly in arrears; and (iii) a letter of credit fronting fee, which accrues at the rate of 0.25% per annum on the average daily amount of the letter of credit exposure. The commitment and letter of credit fees are subject to adjustment based upon our consolidated leverage ratio.

          Repayment.    The revolving credit facility may be borrowed, repaid and reborrowed from time to time until April 20, 2007, subject to satisfaction of specified conditions on the date of any borrowing. Amounts repaid on the term loan facilities may not be reborrowed.

          Security.    Our obligations under the financing documents governing both the term loan facilities and the revolving credit facility are secured by perfected first priority security interests, subject only to permitted liens, in substantially all of our tangible and intangible assets of Alliant, including, but not limited to, intellectual property, real property and the capital stock of each of our direct and indirect subsidiaries, and are guaranteed by each of our existing and subsequently acquired or organized domestic subsidiaries as fully as is permitted by applicable law.

          Covenants.    The senior secured credit facilities contain a limitation on capital expenditures and financial covenants relating to maintenance of specified financial ratios, including a minimum consolidated net worth, consolidated debt to consolidated EBITDA, as defined in the senior secured credit facilities, and consolidated EBITDA to consolidated interest charges.

          The senior secured credit facilities also contain restrictive covenants pertaining to our management and operations. The covenants include, among others, significant limitations on asset sales, issuance of preferred stock, indebtedness of subsidiaries, letters of credit for our account or the account of our subsidiaries, mergers, acquisitions, fundamental corporate changes, investments in subsidiaries, creation of liens, dividends, global payments, transactions with affiliates and modification of the terms of the senior subordinated notes. In addition, the incurrence of additional debt and sale of assets, including certain sale and leaseback transactions, would require mandatory prepayment of the loans.

          Events of Default.    The senior secured credit facilities provide for events of default customary in facilities of this type, including: (i) failure to make payments when due; (ii) breach of covenants; (iii) breach of representations and warranties in any material respect when made; (iv) default under any agreement relating to debt for borrowed money or obligations with respect to derivatives, in excess of $15.0 million in the aggregate; (v) bankruptcy defaults; (vi) judgment defaults; (vii) defaults under the Employee Retirement Income Security Act of 1974, as amended; (viii) any levy, seizure, attachment or substantial loss, theft, damage or destruction of a material portion of the collateral in excess of $5.0 million in the aggregate; (ix) the acquisition by any “person” or “group” of 35% or more of the total voting power of all of our common stock then outstanding; and (x) the failure of specified individuals to continue to constitute a majority of our board of directors during any consecutive twelve-month period. The events of default permit the lenders to terminate their commitment and, if agreed by lenders holding more than 50% in aggregate principal amount on loans, permit all amounts payable in respect of the term loan facilities and the revolving credit facility to be declared immediately due and payable.

          Indemnification.    Under the senior secured credit facilities, we have agreed to indemnify the administrative agent, each issuing bank and each lender from and against any and all losses, claims, damages, liabilities and expenses, including, but not limited to, fees and disbursements of counsel, to which an indemnified party may become subject in connection with the loans, our use of loan proceeds, the letters of credit or commitments and in connection with any environmental liabilities.

Senior Subordinated Notes

          In May 2001, we completed the sale of $400.0 million aggregate principal amount of our 8.5% senior subordinated notes due 2011, generating about $387 million in net cash proceeds. In September 2001, these notes were exchanged for notes with terms identical in all materials respects that were registered under the Securities Act. Cash interest is payable semiannually beginning November 15, 2001 at a rate of 8.5% per year. We may choose to redeem some or all of these notes starting May 15, 2006 at an initial redemption price of 104.25% of the aggregate principal amount of these notes plus accrued and unpaid interest. Before May 15, 2004, we may choose to redeem up to 35% of the aggregate principal amount of these notes using the proceeds of one or more sales of qualified equity securities at 108.50% of their principal amount, plus accrued interest. Upon a change of control, as defined in the indenture for these notes, we must make an offer to repurchase all the outstanding senior subordinated notes at 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase. The notes are senior unsecured subordinated indebtedness and rank equal in right of payment with all our other subordinated, unsecured indebtedness and junior in right to all senior and secured indebtedness.

          The indenture under which the senior subordinated notes were issued contains various restrictive covenants applicable to us and to our domestic subsidiaries, other than Alliant Assurance and the Radford joint venture. For this purpose, all of our subsidiaries in which we own a greater than 50% interest, other than those subsidiaries we have designated as unrestricted, and those of our affiliates in which we own a 50% or less interest that we have designated as restricted, are restricted group members. These restrictions, among other things, limit our and the restricted group members’ ability to do any of the following, subject to specified exceptions:

•	incur additional debt and issue redeemable preferred stock;

•	pay dividends or make other distributions in respect of capital stock;

•	purchase, redeem or retire our capital stock or the capital stock of any of our restricted subsidiaries;

•	voluntarily prepay, redeem or retire for value any of our indebtedness that is subordinate to the senior subordinated notes;

•	make investments, other than in our restricted subsidiaries;

•	create or permit restrictions on the ability of any restricted group member to:

•	pay dividends to us or to any restricted group member;

•	pay indebtedness owed to us or to any restricted group member;

•	make loans or advances to us or to any restricted group member;

•	transfer any of its property or assets to us or to any restricted group member;

•	sell the capital stock of any restricted group member;

•	guaranty any indebtedness;

•	enter into transactions with any of our affiliates;

•	incur any liens on our assets or the assets of the restricted group members;

•	sell our assets or the assets of the restricted group members; and

•	merge or consolidate with or transfer all or substantially all of our assets to another person.

          These restrictions may limit our ability to conduct or expand our business or to take advantage of business opportunities or transactions that we otherwise could if these restrictions did not exist. However, all of these restrictions are subject to a number of important qualifications.

          Events of default under the indenture, which are also subject to a number of important qualifications, include the following:

•	a default in the payment of principal or premium, if any, when due;

•	a default continuing for 30 days in the payment of interest when due;

•
the failure to comply with the limitations on our and the restricted group members’ ability to engage in a merger, consolidation or sale of substantially all assets, other assets sales, or undergo a change of control;

•	the failure to comply for 60 days after receiving notice with the other covenants specified in the indenture;

•	specified events of default under other indebtedness of us or any significant restricted group member;

•	failure to pay within 90 days specified judgments or orders against us or any significant restricted group member; and

•	specified events of bankruptcy, insolvency or reorganization of us or our significant restricted group members.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

          Under our restated certificate of incorporation, the total number of shares of all classes of stock that we have authority to issue is 65,000,000, of which 5,000,000 are designated as shares of preferred stock, par value $1.00 per share, and 60,000,000 are designated as shares of common stock, par value $.01 per share. As of September 30, 2001, 21,534,892 shares of common stock and no shares of preferred stock were outstanding.

Common Stock

          The holders of common stock are entitled to one vote for each share on all matters voted on by stockholders, and the holders of such shares possess all voting power, except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of our preferred stock. Subject to any preferential or other rights of any outstanding series of our preferred stock that may be designated by our board of directors, the holders of common stock are entitled to such dividends as may be declared from time to time by our board of directors from funds available therefor, and upon liquidation are entitled to receive pro rata all of our assets available for distribution to common stock holders.

Preferred Stock

          The restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including the following:

•	the designation of the series;

•	the rate and time of, and conditions and preferences with respect to, dividends, and whether the dividends will be cumulative;

•	the voting rights, if any, of shares of the series;

•	the price, timing and conditions regarding the redemption of shares of the series and whether a sinking fund should be established for the series;

•	the rights and preferences of shares of the series in the event of voluntary or involuntary dissolution, liquidation or winding up of our affairs; and

•	the right, if any, to convert or exchange shares of the series into or for stock or securities of any other series or class.

          We have designated 200,000 shares of our authorized preferred stock as Series A junior participating preferred stock. This designation was made in connection with our former stockholder rights plan which was adopted in 1990 and expired in 2000.

Preemptive Rights

          No holder of any of our stock of any class has any preemptive right to subscribe to any of our securities of any kind or class.

Transfer Agent and Registrar

          The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, L.L.C.

Purposes and Effects of Certain Provisions of Our Restated Certificate of Incorporation

          General.    The restated certificate of incorporation contains provisions that could make more difficult the acquisition of control of our company by means of a tender offer, open market purchases, a proxy contest or otherwise. Set forth below is a description of such provisions. This description is intended as a summary only and is qualified in its entirety by reference to the restated certificate of incorporation, the form of which is included as an exhibit to the registration statement of which this prospectus is a part.

          Preferred Stock.    We believe that the availability of the preferred stock under the restated certificate of incorporation will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Although our board of directors has no intention at the present time of doing so, it would have the power, subject to applicable law, to issue a series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, the series of preferred stock might impede a business combination by including class voting rights which would enable the holder to block a proposed transaction. Our board of directors will make any determination to issue shares based on its judgment as to our and our stockholders’ best interests. Our board of directors, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

          Fair Price Provision.    Article TENTH of the restated certificate of incorporation requires the approval of a majority of our outstanding shares of voting stock, excluding voting stock held by any “interested stockholder,” defined generally as the beneficial owner of more than 10% of our voting stock, in addition to any class vote required by law or otherwise, as a condition of specified business combinations, which are defined as transactions with or for the benefit of an interested stockholder, except in cases in which either specified price criteria and procedural standards are satisfied or the transaction is approved by a majority of our directors who are not affiliated with the interested stockholder and each of whom either was one of our directors prior to the time the interested stockholder became an interested stockholder or was recommended or elected by a majority of these directors. The price criteria under Article TENTH relate to the minimum value to be paid to the holders of our common stock and the procedural standards relate to:

•	the preservation of the dividend rate on our common stock;

•	limitations on an interested stockholder’s acquisition of additional shares of our capital stock and the receipt from us of loans, financial assistance or tax advantages;

•	disclosure to our stockholders in connection with a proposed business combination; and

•	limitations on major changes in our business or equity capital structure.

Section 203 of the Delaware General Corporation Law

          We are subject to Section 203 of the Delaware General Corporation Law. Section 203 prohibits publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time of the transaction in which the person or entity became an interested stockholder, unless:

•	prior to that time, either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation, excluding for this purpose shares owned by persons who are directors and also officers of the corporation and by specified employee benefit plans; or

•
at or after such time the business combination is approved by the board of directors of the corporation and by the affirmative vote, and not by written consent, of at least 66 2 /3% of the outstanding voting stock which is not owned by the interested stockholder.

          For the purposes of Section 203, a “business combination” is broadly defined to include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or within the immediately preceding three years did own 15% or more of the corporation’s voting stock.

PRINCIPAL UNITED STATES FEDERAL TAX CONSIDERATIONS TO NON-U.S. HOLDERS

          The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a beneficial owner that is a “Non-U.S. Holder.” A “Non-U.S. Holder” is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust. An individual may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding years are counted. Resident aliens are subject to United States federal income tax as if they were United States citizens.

          This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative interpretations as of the date hereof, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of Common Stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

          Subject to the discussion below, dividends, if any, paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. See “Dividends and Dividend Policy.” To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder will generally be required to provide an Internal Revenue Service Form W-8BEN certifying such Non-U.S. Holder’s entitlement to benefits under a treaty. Where dividends are paid to a Non-U.S. Holder that is a partnership or other pass through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under the applicable treaty.

          There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States if a Form W-8ECI stating that the dividends are so connected is filed with the Company. Instead, the effectively connected dividends will be subject to regular U.S. income tax in the same manner as if the Non-U.S. Holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the non-U.S. corporation’s effectively connected earnings and profits, subject to certain adjustments.

          A Non-U.S. Holder must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to your common stock. In addition, if a Non-U.S. Holder is required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, the Non-U.S. Holder must also provide a tax identification number.

          If a Non-U.S. Holder is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, such holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

          Generally, the Company must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient’s country of residence.

          Dividends paid to a Non-U.S. Holder may be subject to backup withholding imposed at a rate not to exceed 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and certain other information to the Company.

Gain on Disposition of Common Stock

          A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States, (ii) in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold Common Stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (iv) the Company is or has been a “U.S. real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. The Company is not, and does not anticipate becoming, a U.S. real property holding corporation.

Information Reporting Requirements and Backup Withholding on Disposition of Common Stock

          Under current United States federal income tax law, information reporting and backup withholding imposed at a rate not to exceed 31% will apply to the proceeds of a disposition of Common Stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that is either (i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a “controlled foreign corporation” for U.S. federal income tax purposes, and the broker fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption, or (iv) certain brokers that are partnerships with U.S. partners or that are engaged in a U.S. trade or business.

          Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

Federal Estate Tax

          An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the Common Stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

          Under the terms of an underwriting agreement dated the date of this prospectus, Lehman Brothers Inc. and Credit Suisse First Boston Corporation have severally agreed to purchase from the selling stockholder, and the selling stockholder has agreed to sell to such underwriters, the number of shares of common stock shown opposite such underwriter’s name below:

Underwriter	Number of Shares
Lehman Brothers Inc.
Credit Suisse First Boston Corporation

Total

          The underwriting agreement provides that the underwriters’ obligation to purchase all of the shares of common stock if any of the shares are purchased depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

          We have granted the underwriters an option to purchase up to an aggregate of 457,317 additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time and from time to time until 30 days after the date of the underwriting agreement. If this option is exercised, the underwriters will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock as specified in the notice of exercise and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

          The following table shows the per share and total underwriting discount that we and the selling stockholder will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	No Exercise	Full Exercise
Per share
Total paid by Alliant Techsystems
Total paid by the selling stockholder

          We have agreed with the selling stockholder that we will pay up to $5 million of the expenses of this offering, including underwriting discounts.

          We and the selling stockholder have been advised by the underwriters that they propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to dealers (who may include the underwriters) at this initial price to the public less a concession not in excess of $          per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $         per share to certain brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

          We and the selling stockholder have agreed that, without the prior consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for a period of 90 days from the date of this prospectus. All of our executive officers and directors have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for the period ending 90 days from the date of this prospectus.

          In connection with this offering, the underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Act of 1934.

•
Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the common stock so long as the stabilizing bids do not exceed a specified maximum.

•
Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

          These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

          Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

          We and the selling stockholder have each agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that may be required to be made in respect of these liabilities.

          This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

          Purchasers of the shares of common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus.

          The underwriters or some of their investment banking affiliates have from time to time provided investment banking services to us and our affiliates in the ordinary course of business for which they have received customary fees, and they may continue to do so. Upon completion of the Sporting Equipment Group acquisition, the selling stockholder will own approximately 12.40% of our outstanding common stock. The selling stockholder is offering all of the shares of our common stock that it will acquire in connection with the Sporting Equipment Group acquisition in this offering. Certain merchant banking and other affiliates of Lehman Brothers Inc. own approximately an 85.3% interest in the selling stockholder. These affiliates are not receiving directly any of the proceeds of this offering.

          A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

          Other than the prospectus in electronic format, the information on any underwriter’s or any selling group member’s web site and any information contained in any other web site maintained by any underwriter or a selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any of the underwriters or any selling group member in their capacity as underwriter or selling group member and should not be relied upon by investors.

LEGAL MATTERS

          Dorsey & Whitney LLP, Minneapolis, Minnesota, will pass upon the validity of the shares of common stock in connection with this offering. Cravath, Swaine & Moore, New York, New York, has represented the underwriters.

EXPERTS

          The consolidated financial statements of Alliant Techsystems Inc. as of March 31, 2001 and 2000, and for each of the three years in the period ended March 31, 2001, included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

          Ernst & Young LLP, independent auditors, have audited the combined balance sheet of Thiokol Propulsion Operations, a Division of Cordant Technologies Inc. (a wholly owned subsidiary of Alcoa, Inc.) (the Successor), as of December 31, 2000 and the combined balance sheet of Thiokol Propulsion Operations, a Division of Cordant Technologies Inc. (the Predecessor), as of December 31, 1999 and the related combined statements of income and cash flows for the period from May 26, 2000 through December 31, 2000 (Successor Period) and for the period from January 1, 2000 through May 25, 2000 and each of the two years in the period ended December 31, 1999 (Predecessor Period) as set forth in their report. We’ve incorporated these financial statements by reference in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We are subject to the informational requirements of the Exchange Act and, in accordance with these requirements, we file reports, proxy statements and other information relating to our business, financial condition and other matters with the Securities and Exchange Commission. We are required to disclose in these reports specified information, as of particular dates, concerning our operating results and financial condition, officers and directors, principal holders of securities, any material interests of these persons in transactions with us and other matters. Reports, proxy statements and other information filed by us can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Midwest Regional Office of the Securities and Exchange Commission at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661.

          Copies of these materials can also be obtained from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the Securities and Exchange Commission. The address of this web site is: http://www.sec.gov. Reports, proxy statements and other information concerning our business may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. This information may also be obtained from us as described below.

          We have filed a registration statement on Form S-3 under the Securities Act. This prospectus omits some of the information contained in the registration statement, and we refer you to the registration statement and the exhibits filed with the registration statement for further information about us and about the common stock being offered. Any statements contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement are not necessarily complete, and we refer you to that document for more information.

INCORPORATION BY REFERENCE

          The Securities and Exchange Commission allows us to incorporate by reference the information we file with it, which means we can disclose important information to you by referring you to other documents. The information included in the following documents is incorporated by reference into this prospectus and is considered to be a part of this prospectus. We have previously filed the following reports with the Securities and Exchange Commission and incorporate the information contained in them into this prospectus.

•
our annual report on Form 10-K for the year ended March 31, 2001, filed with the Securities and Exchange Commission June 19, 2001, with Item 8, Financial Statements and Supplementary Data, of the Form 10-K being superseded by the financial statements included elsewhere in this prospectus;

•
our quarterly reports on Form 10-Q for the quarters ended July 1, 2001 and September 30, 2001 filed with the Securities and Exchange Commission on August 15, 2001 and November 9, 2001, respectively; and

•	our current reports on Form 8-K filed on May 2 (as amended on June 28), May 9, June 5, September 5, October 26 and November 13, 2001, with the Securities and Exchange Commission.

          All reports and other documents filed by us under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act on or after the date of initial filing of the registration statement of which this prospectus is a part but prior to completion of this offering are also incorporated by reference into this prospectus.

          Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes that statement. Any statement so modified will not be deemed to constitute a part of this prospectus, except as so modified, and any statement so superseded will not be deemed to constitute a part of this prospectus.

          The information related to us contained in this prospectus should be read together with the information contained in the documents incorporated by reference.

          We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference into this prospectus, other than exhibits to those documents unless the exhibits are specifically incorporated by reference into those documents, or referred to in this prospectus. Requests should be directed to:

Steve P. Wold
Director of Investor Relations
Alliant Techsystems Inc.
5050 Lincoln Drive
Edina, Minnesota 55436
(952) 351-3056
E-mail: Steve Wold@ATK.com

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of Alliant Techsystems Inc.:

          We have audited the accompanying consolidated balance sheets of Alliant Techsystems Inc. and subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of income, cash flows, and stockholders’ equity for each of the years ended March 31, 2001, 2000, and 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Alliant Techsystems Inc. and its subsidiaries at March 31, 2001 and 2000, and the consolidated results of its operations, its cash flows and its stockholders’ equity for each of the years ended March 31, 2001, 2000, and 1999, in conformity with accounting principles generally accepted in the United States of America.

/s/    Deloitte & Touche LLP

Minneapolis, Minnesota
May 9, 2001
(August 6, 2001 as to the second to last paragraph of Note 18 and Note 19)
(November 12, 2001 as to Note 17, the first and last paragraphs of Note 18, and as to the effects of the stock split described in Note 1)

Alliant Techsystems Inc.

Consolidated Balance Sheets

	Years Ended March 31
Amounts in thousands except share data	2001	2000
ASSETS
Current assets:
Cash and cash equivalents	$ 27,163	$ 45,765
Receivables	214,724	244,881
Net inventory	54,136	53,629
Deferred income tax asset	16,478	5,480
Other current assets	20,322	1,295

Total current assets	332,823	351,050

Net property, plant, and equipment	303,188	335,628
Goodwill	117,737	124,718
Prepaid and intangible pension assets	106,048	80,877
Deferred charges and other non-current assets	19,708	13,711

Total assets	$ 879,504	$ 905,984

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$ 69,200	$ 55,650
Line of credit borrowings	—	49,000
Accounts payable	71,758	77,982
Contract advances and allowances	34,494	71,682
Accrued compensation	38,487	32,969
Accrued income taxes	11,873	7,430
Other accrued liabilities	66,151	61,880

Total current liabilities	291,963	356,593

Long-term debt	207,909	277,109
Post-retirement and post-employment benefits liability	108,203	118,137
Other long-term liabilities	73,097	39,198

Total liabilities	681,172	791,037

Contingencies

Common Stock—$.01 par value:
Authorized—20,000,000 shares
Issued and outstanding 14,070,569 shares at March 31, 2001 and 9,073,752 at March 31, 2000	185	139
Additional paid-in-capital	231,598	236,416
Retained earnings	265,180	197,259
Unearned compensation	(3,854)	(2,520)
Other comprehensive income	(6,140)	(3,768)
Common stock in treasury, at cost (4,426,202 shares held at March 31, 2001 and 4,789,861 at March 31, 2000)	(288,637)	(312,579)

Total stockholders’ equity	198,332	114,947

Total liabilities and stockholders’ equity	$ 879,504	$ 905,984

See Notes to Consolidated Financial Statements.

Alliant Techsystems Inc.

Consolidated Income Statements

	Years Ended March 31
Amounts in thousands except per share data	2001	2000	1999
Sales	$1,141,949	$1,077,520	$1,090,438
Cost of sales	905,574	861,433	887,212

Gross margin	236,375	216,087	203,226
Operating activities:
Research and development	11,575	11,177	8,874
Selling	24,372	25,188	31,518
General and administrative	64,334	59,149	59,771

Total operating activities	100,281	95,514	100,163

Income from continuing operations before interest and income taxes	136,094	120,573	103,063

Interest expense	(33,738)	(33,999)	(24,731)
Interest income	1,038	656	1,215

Income from continuing operations before income taxes	103,394	87,230	79,547
Income tax provision	35,473	22,778	11,932

Income from continuing operations	67,921	64,452	67,615
Gain on disposal of discontinued operations, net of income taxes	—	9,450	—

Income before extraordinary loss	67,921	73,902	67,615
Extraordinary loss on early extinguishment of debt, net of income taxes	—	—	(16,802)

Net income	$ 67,921	$ 73,902	$ 50,813

Basic earnings (loss) per common share:
Continuing operations	$ 3.28	$ 2.88	$ 2.52
Discontinued operations	—	0.42	—
Extraordinary loss	—	—	(0.63)

Net income	$ 3.28	$ 3.30	$ 1.89

Diluted earnings (loss) per common share:
Continuing operations	$ 3.20	$ 2.83	$ 2.45
Discontinued operations	—	0.41	—
Extraordinary loss	—	—	(0.60)

Net income	$ 3.20	$ 3.24	$ 1.85

See Notes to Consolidated Financial Statements.

Alliant Techsystems Inc.

Consolidated Statements of Cash Flows

	Years Ended March 31
Amounts in thousands	2001	2000	1999
Operating Activities
Net income	$ 67,921	$ 73,902	$ 50,813
Adjustments to net income to arrive at cash provided by operations:
Depreciation	36,533	39,389	38,460
Amortization of intangible assets and unearned compensation	8,447	8,433	7,425
Deferred income tax	11,714	21,395	2,708
Extraordinary loss on early extinguishment of debt, net of taxes	—	—	16,802
(Gain)/loss on disposal of property	(251)	(1,890)	372
Changes in assets and liabilities:
Receivables	30,157	(11,382)	(23,584)
Inventory	(507)	(9,599)	5,042
Accounts payable	(6,224)	(16,009)	13,920
Contract advances and allowances	(37,188)	22,226	(14,862)
Accrued compensation	5,518	536	158
Accrued income taxes	4,443	(5,645)	5,283
Accrued restructuring and facility consolidation	—	—	(2,637)
Accrued environmental liability	(2,191)	(1,516)	(919)
Pension and post-retirement benefits	(29,396)	(13,855)	(22,691)
Other assets and liabilities	(14,356)	4,351	(578)

Cash provided by operations	74,620	110,336	75,712

Investing Activities
Capital expenditures	(24,755)	(45,573)	(43,690)
Acquisition of business	(1,400)	(1,600)	(1,100)
Proceeds from sale of operations	17,800	—	—
Proceeds from the disposition of property, plant, and equipment	9,709	1,631	1,041

Cash provided by (used) for investing activities	1,354	(45,542)	(43,749)

Financing Activities
Net (payments) borrowings on line of credit	(49,000)	49,000	—
Payments made on bank debt	(55,650)	(38,734)	(48,648)
Payments made to extinguish high yield debt	—	—	(163,590)
Proceeds from issuance of long-term debt	—	29,000	342,493
Payments made for debt issue costs	—	—	(9,110)
Net purchase of treasury shares	(2,002)	(81,276)	(209,290)
Proceeds from exercised stock options	12,076	1,903	8,300

Cash used for financing activities	(94,576)	(40,107)	(79,845)

(Decrease) increase in cash and cash equivalents	(18,602)	24,687	(47,882)
Cash and cash equivalents at beginning of period	45,765	21,078	68,960

Cash and cash equivalents at end of period	$ 27,163	$ 45,765	$ 21,078

See Notes to Consolidated Financial Statements.

Alliant Techsystems Inc.

Consolidated Statement of Stockholders’ Equity

(Amounts in thousands except share data)	Redeemable Common Shares	Common Stock $.01 Par		Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income(1)	Treasury Stock	Total Stockholders’ Equity
		Shares	Amount
Balance, March 31, 1998	44,979	12,855,511	$139	$201,720	$ 72,544	$(1,251)	$(4,743)	$ (47,634)	$265,754
Comprehensive income:
Net income					50,813				50,813
Other comprehensive income:
Adjustments, net (see Note 1)							1,803		1,803

Comprehensive income									52,616

Treasury shares purchased	(44,979)	(2,934,887)		43,015				(210,308)	(212,272)
Exercise of stock options		268,328		(7,458)				15,758	8,300
Restricted stock grants		48,675		704		(3,479)		2,775
Amortization of restricted stock						1,343			1,343
Other net issuances		46,903		532		98		2,352	2,982

Balance, March 31, 1999	—	10,284,530	139	238,513	123,357	(3,289)	(2,940)	(237,057)	118,723
Comprehensive income:
Net income					73,902				73,902
Other comprehensive income:
Adjustments, net (see Note 1)							(828)		(828)

Comprehensive income									73,074

Treasury shares purchased		(1,319,600)						(82,624)	(82,624)
Exercise of stock options		64,128		(2,350)				4,253	1,903
Restricted stock grants		19,500		249		(1,544)		1,295
Amortization of restricted stock						2,164			2,164
Other net issuances		25,194		4		149		1,554	1,707

Balance, March 31, 2000	—	9,073,752	139	236,416	197,259	(2,520)	(3,768)	(312,579)	114,947
Comprehensive income:
Net income					67,921				67,921
Other comprehensive income:
Adjustments, net (see Note 1)							(2,372)		(2,372)

Comprehensive income									65,549

Treasury shares purchased		(61,100)						(4,652)	(4,652)
Exercise of stock options		341,020		(9,220)				21,296	12,076
Restricted stock grants		63,471		219		(4,357)		4,138	—
Stock Split		4,618,689	46	(46)
Amortization of restricted stock				(55)		3,000		—	2,945
Other net issuances		34,737		4,284		23		3,160	7,467

Balance, March 31, 2001	—	14,070,569	$185	$231,598	$265,180	$(3,854)	$(6,140)	$(288,637)	$198,332

See Notes to Consolidated Financial Statements.

Alliant Techsystems Inc.

Notes to the Consolidated Financal Statements

(Amounts in thousands except share and per share data and unless otherwise indicated)

1.   Basis of Presentation and Significant Accounting Policies

          Basis of Presentation—The consolidated financial statements of the Company include all wholly-owned affiliates. Intercompany balances and transactions between entities included in these financial statements have been eliminated.

          Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

          Long-Term Contracts—Sales under long-term contracts are accounted for under the percentage of completion method and include cost reimbursement and fixed-price contracts. Sales under cost reimbursement contracts are recognized as costs are incurred. Sales under fixed-price contracts are either recognized as the actual cost of work performed relates to the estimate at completion (cost-to-cost) or based on results achieved, which usually coincides with customer acceptance (units-of-delivery).

          Profits expected to be realized on contracts are based on the Company’s estimates of total contract sales value and costs at completion. Estimated amounts for contract changes and claims are included in contract sales only when realization is estimated to be probable. Assumptions used for recording sales and earnings are adjusted in the period of change to reflect revisions in contract value and estimated costs. In the period in which it is determined that a loss will be incurred on a contract, the entire amount of the estimated loss is charged to income.

          Research and development, selling, and general and administrative costs are expensed in the year incurred.

          Environmental Remediation and Compliance—Costs associated with environmental compliance and preventing future contamination that are estimable and probable are accrued and expensed, or capitalized as appropriate. Expected remediation and monitoring costs relating to the remediation of an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are accrued and expensed in the period that such costs become estimable. Liabilities are recognized for remedial activities when they are probable and the remediation cost can be reasonably estimated.

          The cost of each environmental liability is estimated by engineering, financial, and legal specialists within the Company based on current law and existing technologies. Such estimates are based primarily upon the estimated cost of investigation and remediation required and the likelihood that other potentially responsible parties (“PRPs”) will be able to fulfill their commitments at the sites where the Company may be jointly and severally liable. The Company’s estimates for environmental obligations are dependent on, and affected by, changes in environmental laws and regulations, the nature and extent of historical information and physical data relating to a contaminated site, the complexity of the site, methods of remediation available, the technology that will be required, the outcome of discussions with regulatory agencies and other PRPs at multi-party sites, the number and financial viability of other PRPs, future technological developments, and the timing of expenditures; accordingly, such estimates could change materially as the Company periodically evaluates and revises such estimates based on expenditures against established reserves and the availability of additional information.

          Cash Equivalents—Cash equivalents are all highly liquid temporary cash investments purchased with original maturities of three months or less.

Alliant Techsystems Inc.

Notes to the Consolidated Financal Statements (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

           Marketable Securities—Investments in marketable equity securities are classified as available for sale securities. The fair market value of such investments at March 31, 2001 approximates cost and is recorded at fair value with unrealized gains and losses recorded in Other Comprehensive Income.

          Inventories—Inventoried costs relating to long-term contracts and programs are stated at actual production costs, including factory overhead, initial tooling, and other related nonrecurring costs incurred to date, reduced by amounts identified with sales recognized on units delivered or progress completed. Inventoried costs relating to long-term contracts and programs are reduced by charging any amounts in excess of estimated realizable value to cost of sales. Progress payments received from customers relating to the uncompleted portions of contracts are offset first against unbilled receivable balances, then against applicable inventories. Any remaining progress payment balances are classified as contract advances.

          Property and Depreciation—Property, plant, and equipment is stated at cost and depreciated over estimated useful lives. Machinery and test equipment is depreciated using the double declining balance method, converting to straight-line depreciation for the last third of the asset’s life. All other depreciable property is depreciated using the straight-line method.

          Goodwill—Goodwill represents the excess of the cost of purchased businesses over the fair value of their net assets at date of acquisition, and is being amortized on a straight-line basis over periods of 25 to 40 years. The recoverability of the carrying value of goodwill is periodically evaluated by comparison of the carrying value of the underlying assets which gave rise to the goodwill (including the carrying value of the goodwill itself), with the estimated future undiscounted cash flows from the related operations. An impairment loss would be measured as the amount by which the carrying value of the asset exceeds the fair value of the asset based on discounted estimated future cash flows.

          Stock-Based Compensation—As allowed under SFAS No. 123 “Accounting for Stock-Based Compensation”, the Company has elected to apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option and purchase plans and adopt the “disclosure only” provisions of SFAS No. 123.

          Income Taxes—Deferred income taxes result from temporary differences between the basis of assets and liabilities recognized for differences between the financial statement and tax basis thereon, and for the expected future tax benefits to be derived from tax losses and tax credit carryforwards.

          Financial Instruments and Hedging—The Company uses interest rate swaps to manage interest costs and the risk associated with changing interest rates. The Company does not hold or issue derivative financial instruments for trading purposes. Derivatives are used for hedging purposes only, and must be designated as, and effective as, a hedge of identified risk exposure at the inception of the derivative contract. Changes in the fair value of the derivative contract must be highly correlated with the changes in the fair value of the underlying hedged item, both at the inception of the hedge and over the life of the hedge contract. Accordingly, derivative contracts designated as a hedge of the Company’s debt obligations are not marked to market, but cash flow from such contracts results in adjustments to interest expense. Gains and losses from terminated contracts are deferred and amortized over the remaining period of the original contract.

          Earnings Per Share Data—All share and earnings per share data for all periods have been calculated to reflect a 3-for-2 stock split which became effective November 10, 2000 and a 3-for-2 stock split which became effective September 7, 2001. Basic EPS is computed based upon the weighted average number of common shares outstanding for each period presented. Diluted EPS is computed based on the weighted average number of common shares and common equivalent shares. Common equivalent shares represent the effect of stock options and outstanding redeemable common stock (see Note 12) during each period presented, which, if exercised, would have a dilutive effect on earnings per share for fiscal 2001, 2000, and 1999. In computing EPS from continuing operations for the years ended March 31, 2001, 2000, and 1999, income from continuing operations, as reported for each respective period, is divided by (in thousands):

	Years Ended March 31
	2001	2000	1999
Basic EPS:
Average shares outstanding	20,723	22,377	26,829

Diluted EPS:
Average shares outstanding	20,723	22,377	26,829
Dilutive effect of options and redeemable common shares	510	420	725

Diluted EPS shares outstanding	21,233	22,797	27,554

          There were also 293,475, 783,000 and 506,250 stock options outstanding that were not included in the computation of diluted EPS for the years ended March 31, 2001, 2000 and 1999, respectively, due to the option price being greater than the average market price of the common shares.

          Comprehensive Income—Comprehensive income is a measure of all changes in shareholders’ equity except those resulting from investments by and distributions to owners, and includes minimum pension liability adjustment, and changes in the fair value of available for sale marketable securities. The components of comprehensive income for each of the three years ending March 31 is as follows (in thousands):

	Years Ended March 31
	2001	2000	1999
Minimum pension liability	$(1,670)	$(828)	$1,803
Available for sale securities	(702)	—	—

Total	$(2,372)	$(828)	$1,803

          New Accounting Standards—The Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, on April 1, 2001. SFAS 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

          All derivatives, whether designated in hedging relationships or not, will be required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair-value hedge, the changes in the fair value of the derivative and the hedged item will be recognized in earnings. If the derivative is designated as a cash-flow hedge, changes in fair value of the derivative will be recorded in other comprehensive income (OCI) and will be recognized in the consolidated statements of income when the hedged item affects earnings. SFAS 133 defines new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that is not designated as or does not qualify as a hedge, changes in fair value will be recognized in earnings. Upon adoption of SFAS 133, the Company recorded a transition adjustment that decreased OCI by $8.2 million, which will be reported as a cumulative effect of accounting change in comprehensive income. The transition adjustment relates to the Company’s hedging activites through March 31, 2001. The hedging activities which resulted in the $8.2 million adjustment to OCI are interest rate swaps with a fair value of $(8.1) million and certain commodity and foreign currency contracts with a fair value of $(0.1) million, all of which have been designated as cash-flow hedges.

Alliant Techsystems Inc.

Notes to the Consolidated Financal Statements (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

           In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations. SFAS 141 establishes new standards for accounting and reporting requirements for business combinations and requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. The Company expects to adopt this statement on April 1, 2002. Management does not believe that SFAS 141 will have a material impact on the Company’s consolidated financial statements.

          In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS 142 establishes new standards for goodwill acquired in a business combination and eliminates amortization of goodwill and instead sets forth methods to periodically evaluate goodwill for impairment. The Company expects to adopt this statement on April 1, 2002. During the year ended March 31, 2001, goodwill amortization totaled $3.9 million. Management is still evaluating the impact that the adoption of SFAS 142 will have on the Company’s financial statements.

          In addition, in June 2001, the FASB approved the issuance of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 will become effective for the Company on April 1, 2003 and requires recognition of a liability for an asset retirement obligation in the period in which it is incurred. Management is in the process of evaluating the impact this standard will have on the Company’s financial statements.

          In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and Assets to be Disposed of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 will become effective for the Company on April 1, 2002. Management is in the process of evaluating the impact this standard will have on the Company’s financial statements.

          Reclassifications—Certain reclassifications have been made to the fiscal 2000 and 1999 financial statements to conform to the fiscal 2001 classification. The reclassifications had no impact on income from continuing operations before income taxes, net income, or shareholders equity.

2.   Receivables

          Receivables, including amounts due under long-term contracts (contract receivables), are summarized as follows:

	Years Ended March 31
	2001	2000
Contract receivables
Billed receivables	$ 63,593	$ 51,909
Unbilled receivables	150,300	188,147
Other receivables	831	4,825

Total Receivables	$214,724	$244,881

          Receivable balances are shown net of reductions of $96,890 and $164,768 as of March 31, 2001 and 2000, respectively, for customer progress payments received on completed portions of contracts. The increase in billed receivables at March 31, 2001, primarily reflects an increase in sales, the first full year of operations at the Lake City Army Ammunition Plant, and timing of collections on Conventional Munitions and Defense Systems contracts. The decrease in unbilled receivables at March 31, 2001, is due to contract timing and payment terms, which in fiscal 2000 called for a reduction in the progress billing rate on the Aerospace Titan program.

          Unbilled receivables represent the balance of recoverable costs and accrued profit, comprised principally of revenue recognized on contracts for which billings have not been presented to the customer because the amounts were earned but not contractually billable as of the balance sheet date. These amounts include expected additional billable general overhead costs and fees on flexibly priced contracts awaiting final rate negotiations, and are generally billable and collectible within one year.

3.   Inventories

          Inventory balances are shown net of reductions of $12,999 and $10,510 as of March 31, 2001 and 2000, respectively, for customer progress payments received on uncompleted portions of contracts.

4.   Property, Plant, and Equipment

          The major categories of property consist of the following:

	Years Ended March 31
	2001	2000
Land	$ 19,427	$ 20,620
Buildings and improvements	151,632	164,671
Machinery and equipment	375,749	372,087
Property not yet in service	7,822	14,784

Gross property, plant, and equipment	554,630	572,162
Less accumulated depreciation	(251,442)	(236,534)

Net property, plant, and equipment	$ 303,188	$ 335,628

5.   Goodwill and Other Assets and Deferred Charges

          Goodwill and other assets and deferred charges consist of the following:

	Years Ended March 31
	2001	2000
Goodwill, net of accumulated amortization:
2001—$24,265, 2000—$20,351	$117,737	$124,718

Debt issuance costs, net of accumulated amortization: (1)
2001—$3,769, 2000—$2,181	$ 5,342	$ 6,930
Note receivable	—	5,172
Other (2)	14,366	1,609

Total deferred charges and other non-current assets	$ 19,708	$ 13,711

(1)	See Note 7 for discussion of the fiscal 1999 early extinguishment of debt.

(2)
Other assets at March 31, 2001 increased due to assets held in relation to the Company’s Management Deferred Compensation Plan. The note receivable included in other non-current assets at March 31, 2000 represented the long-term portion of an 8.0 percent, fifteen-year note issued by the Company in January 2000 related to the sale of an excess building. This note was collected in full in fiscal 2001.

Alliant Techsystems Inc.

Notes to the Consolidated Financal Statements (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

6.   Other Accrued Liabilities

          The major categories of other current and long-term accrued liabilities are as follows:

	Years Ended March 31
	2001	2000
Employee benefits and insurance	$ 20,983	$ 28,804
Legal accruals	5,872	5,897
Warranty	8,902	5,746
Other accruals	30,394	21,433

Other accrued liabilities—current	$ 66,151	$ 61,880

Environmental remediation liability	24,778	16,529
Deferred tax liability	28,635	10,802
Supplemental employee retirement plan	14,919	11,470
Other	4,765	397

Other long-term liabilities	$ 73,097	$ 39,198

7.   Long-Term Debt

          The components of the Company’s long-term debt are as follows:

	Years Ended March 31
	2001	2000
Bank Term Loan with quarterly principal and interest payments	$277,109	$332,759
Less current portion	(69,200)	(55,650)

Long-term portion	$207,909	$277,109

          On September 16, 1998, the Company completed a tender offer and consent solicitation related to its $150 million outstanding 11.75 percent Senior Subordinated Notes due March 1, 2003 (the “Notes”). Under the tender offer (the “Offer”), the Company accepted all validly tendered Notes for payment under the Offer, and accordingly paid approximately $153 million to purchase the Notes from noteholders holding approximately $140 million principal amount of the Notes. The purchase of the Notes was financed under the Company’s revolving credit facility. In February 1999, the Company completed the early extinguishment of debt by calling the remaining Notes, par value of $10.0 million, for $10.6 million.

          In conjunction with the early extinguishment of the Notes, the Company refinanced its bank borrowings under new bank credit facilities described below. In connection with these early extinguishments of debt, the Company recorded a $16.8 million extraordinary charge (after a $3.0 million tax benefit). The extraordinary charge included a $13.6 million cash premium paid to acquire the Notes, as well as a write-off of approximately $6.2 million, which represented the unamortized portion of debt issuance costs associated with the original borrowings.

          On November 23, 1998, the Company entered into bank credit facilities totaling $650.0 million (the “1998 Facilities”). The 1998 Facilities, which refinanced the Company’s previous bank facility, have a 6-year term and consist of up to $400.0 million of term-debt facilities and a $250.0 million revolving credit facility. Interest charges under the facilities are primarily at the London Inter-Bank Offering Rate (LIBOR), plus an adder (1.50 percent as of March 31, 2001), which totaled 6.4 percent, and will be subject to change in the future, as changes occur in market conditions and in the Company’s financial performance. Borrowings are secured by substantially all of the assets of the Company. Fees associated with the refinancing were approximately $9 million. These costs are classified in “Other Assets and Deferred Charges,” and are being amortized to interest expense over the six-year term of the 1998 Facilities. Borrowing under the 1998 Facilities are subject to financial leverage covenants, as well as other customary covenants (e.g., restrictions on additional indebtedness and liens, sales of assets, and limits on certain restricted payments, including dividends and stock repurchases). At March 31, 2001, the Company was in compliance with all covenants and restrictions specified in its debt agreements.

          At March 31, 2001, the Company had no borrowings against its $250.0 million revolving credit facility. As of March 31, 2001, the Company had $54.7 million of outstanding letters of credit, which reduced the amount available on the revolving facility to $195.3 million. The Company is required to pay a commitment fee (0.375 percent at March 31, 2001) on the amount committed but not borrowed on the $250.0 million revolver.

          At March 31, 2001, scheduled minimum loan repayments on the Company’s outstanding long-term bank debt are $69.2 million in fiscal year 2002 through 2005. At March 31, 2001, amounts outstanding under the 1998 Facilities approximate fair market value, based on current rates for similar instruments with the same maturities.

          The Company’s weighted average interest rate on short-term borrowings during fiscal 2001 and 2000 was 8.4 percent and 7.9 percent, respectively.

          During fiscal 2001, we restructured our swap portfolio and as a result, we currently have interest rate swaps with a total notional amount of $260 million. This consists of an amortizing swap with a notional amount of $160 million, expiring in November 2005, with an effective interest rate of 6.50 percent. The remaining swap has a $100 million notional amount, a swap rate of 6.06 percent, and is effective until November 2008. The fair market value of our interest rate swaps is $(8.1) million at March 31, 2001.

          Counterparties to the interest rate swap agreements are major financial institutions who also participate in the Company’s bank credit facilities. Credit loss from counterparty nonperformance is not anticipated. The estimated fair market value amounts have been determined using available market information or other appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value; therefore, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of using different market assumptions and/or estimation methodologies may be material to the estimated fair value amounts.

8.   Employee Benefit Plans

          The Company’s noncontributory defined benefit pension plans cover substantially all employees. Plans provide either pension benefits of stated amounts for each year of credited service, or pension benefits based on employee yearly pay levels and years of credited service. The Company funds the plans in accordance with federal requirements calculated using appropriate actuarial methods.

          Plan assets for the Company are held in a trust and are invested in a diversified portfolio of equity securities and fixed income investments.

Alliant Techsystems Inc.

Notes to the Consolidated Financal Statements (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

           The following illustrates the change in the Company’s projected pension benefit obligation:

	Years Ended March 31
	2001	2000
Projected benefit obligation at beginning of year	$832,927	$ 944,538
Acquisitions	23,392	—
Service cost of benefits earned during the period	15,767	16,817
Interest cost of projected benefit obligation	63,119	60,562
Plan amendments	1,797	15,926
Actuarial (gain) loss	31,490	(54,958)
Benefits paid	(82,418)	(149,958)

Projected benefit obligation at end of year	$886,074	$ 832,927

          Changes in the Company’s pension plan assets are summarized as follows:

	Years Ended March 31
	2001	2000
Fair value of plan assets at beginning of year	$1,118,572	$1,085,257
Acquisitions	32,567	—
Actual return on plan assets	(14,330)	179,788
Company contributions	1,072	2,824
Benefits paid	(81,974)	(149,297)

Fair value of plan assets at end of year	$1,055,907	$1,118,572

          The components of prepaid pension cost and the amounts recognized in the Company’s balance sheet for its pension plans are as follows:

	Years Ended March 31
	2001	2000
Funded status	$169,833	$ 285,645
Accrued contribution	444	267
Unrecognized net actuarial gain	(87,326)	(225,501)
Unrecognized prior service cost	13,764	13,472
Unrecognized net transition asset	(147)	(708)

Prepaid pension cost	$ 96,568	$ 73,175

Prepaid benefit cost	$103,352	$ 79,853
Accrued benefit liability	(14,919)	(11,470)
Intangible asset	2,697	1,024
Accumulated other comprehensive income	5,438	3,768

Total prepaid pension cost recognized in balance sheet	$ 96,568	$ 73,175

          In accordance with SFAS No. 87, “Employer’s Accounting for Pensions,” the Company has recognized the minimum liability for underfunded pension plans equal to the excess of the accumulated benefit obligation over plan assets. A corresponding amount is recognized as an intangible asset to the extent of any unrecognized prior service cost, with the remaining balance recorded as a reduction to equity. As of March 31, 2001, the minimum pension liability in excess of the unrecognized prior service cost was $5,438.

Alliant Techsystems Inc.

Notes to the Consolidated Financal Statements (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

           The change in the additional minimum pension liability recognized in the Company’s consolidated statement of stockholders’ equity was as follows:

	Years Ended March 31
	2001	2000
Change in:
Intangible assets	$ 1,673	$(123)
Accrued pension benefit costs	(3,343)	(705)

Total change in additional minimum pension liability	$(1,670)	$(828)

          The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefits in excess of plan assets were $17,175, $15,298, and $306, respectively as of March 31, 2001, and $13,300, $11,716, and $92, respectively, as of March 31, 2000. During fiscal year 1999, five defined benefit pension plans were merged into one plan, which caused previously underfunded plans to become fully funded.

          The components of the Company’s net periodic pension costs/(income) are as follows:

	Years Ended March 31
	2001	2000	1999
Service cost of benefits earned during the period	$ 15,767	$16,817	$16,283
Interest costs of projected benefit obligation	63,119	60,562	61,133
Expected return on plan assets	(92,490)	(84,343)	(80,876)
Amortization of unrecognized net (gain) loss	(18)	319	218
Amortization of unrecognized prior service cost	1,850	1,668	1,618
Amortization of unrecognized net transition asset	(559)	(589)	(615)

Net periodic pension income	$(12,331)	$(5,566)	$(2,239)

          The weighted-average assumptions used in the accounting for defined benefit plans were:

	Years Ended March 31
	2001	2000	1999
Discount rate used in determining present values	7.50%	7.75%	6.75%

Annual increase in future compensation levels:
Union	3.00%	3.50%	3.25%
Salaried	4.00%	4.50%	4.25%
Expected long-term rate of return on plan assets	9.50%	9.25%	9.25%

          The Company also sponsors a number of defined contribution plans. Participation in one of these plans is available to substantially all employees. The two principal defined contribution plans are Company-sponsored 401(k) plans to which employees may contribute up to 18 percent of their pay. The Company contributes amounts equal to 50 percent of employee contributions up to 6 percent of the employee’s pay. The amount expensed for the Company match provision of the plans was $6,828, $5,742, and $5,523 in fiscal 2001, 2000, and 1999, respectively. The Company employs approximately 1,958 employees (33 percent of its total employees) covered by collective bargaining agreements, 195 of whom are covered under agreements expected to be renegotiated during fiscal 2002, due to current agreement expirations.

Alliant Techsystems Inc.

Notes to the Consolidated Financal Statements (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

9.   Post-Retirement Benefits

          Generally, employees retiring from the Company prior to December 31, 2002 and after attaining age 55 who have had at least five or ten years of service, depending on plan provisions, are entitled to post-retirement health care benefits and life insurance coverage until the retiree reaches age 65 or later. The portion of the premium cost borne by the Company for such benefits is dependent on the employee’s years of service, start date and age as of December 31, 2000. The Company will not provide a subsidy of retiree health care costs for employees commencing employment after March 31, 2000 or for employees who are younger than age 45 or have less than 20 years of service as of December 31, 2001. Further contributions from retirees are also required based on plan deductibles and co-payment provisions.

          The following illustrates the change in the Company’s accumulated nonpension post-retirement benefit obligation:

	Years Ended March 31
	2001	2000
Accumulated benefit obligation at beginning of year	$142,957	$154,956
Service cost of benefits earned during the period	589	996
Interest cost on accumulated obligation	10,452	9,885
Plan amendments	(19,619)	(4,531)
Acquisitions	569	—
Actuarial (gain) loss	24,490	(1,351)
Net benefits paid	(17,683)	(16,998)

Accumulated benefit obligation at end of year	$141,755	$142,957

          Changes in the Company’s post-retirement plan assets are summarized as follows:

	Years Ended March 31
	2001	2000
Fair value of plan assets at beginning of year	$ 12,346	$ 10,350
Actual return on plan assets	956	914
Retiree contributions	6,686	5,418
Company contributions	18,697	18,004
Gross benefits paid	(24,623)	(22,340)

Fair value of plan assets at end of year	$ 14,062	$ 12,346

          The Company’s nonpension post-retirement benefit obligations are generally not prefunded. The following table illustrates the status of retiree benefit obligations:

	Years Ended March 31
	2001	2000
Funded status	$(127,693)	$(130,612)
Accrued contribution	3,513	1,792
Unrecognized net actuarial loss	44,546	20,281
Unrecognized prior service cost	(26,267)	(7,367)

Post-retirement benefit liability recognized in balance sheet	$(105,901)	$(115,906)

Alliant Techsystems Inc.

Notes to the Consolidated Financal Statements (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

           The components of the Company’s net periodic post-retirement benefit costs are as follows:

	Years Ended March 31
	2001	2000	1999
Service cost of benefits earned during the period	$ 589	$ 996	$ 915
Interest costs of accumulated post-retirement benefit obligation	10,452	9,885	9,942
Expected return on plan assets	(740)	(633)	(526)
Amortization of unrecognized net loss	733	633	21
Amortization of unrecognized prior service cost	(720)	(355)	(355)

Net post-retirement periodic benefit cost	$10,314	$10,526	$9,997

          The weighted-average assumptions used in the accounting for nonpension post-retirement benefits were as follows:

	Years Ended March 31
	2001	2000	1999
Discount rate used in determining present values	7.50%	7.75%	6.75%

Expected long-term rate of return on plan assets	6.00%	6.00%	6.00%

Medical trend rate	5.00%	5.00%	5.00%

          For measurement purposes, a weighted average annual rate of increase of approximately 5.0 percent in the cost of covered health care benefits was assumed for fiscal year 2001. The rate was assumed to be 5.0 percent thereafter.

          The following illustrates the effect of a one-percentage point increase or decrease in the assumed health care cost trend rates, as of March 31, 2001:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on service and interest cost components	$ 344	$ (332)
Effect on accumulated post-retirement benefit obligation	$4,483	$(4,342)

10.   Income Taxes

          The components of the Company’s income tax provision consist of:

	Years Ended March 31
	2001	2000	1999
Current:
Federal	$25,347	$ 1,355	$ 5,450
State	3,291	754	778
Deferred	6,835	20,669	5,704

Income tax provision	$35,473	$22,778	$11,932

Alliant Techsystems Inc.

Notes to the Consolidated Financal Statements (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

           The items responsible for the differences between the federal statutory rate and the Company’s effective rate are shown as follows:

	Years Ended March 31
	2001	2000	1999
Income taxes computed at statutory federal rate	$36,188	$ 33,885	$ 20,923
State income taxes—net of federal impact	5,389	3,485	2,989
Permanent non-deductible costs	1,549	2,150	1,556
Unrecorded tax benefits	(7,653)	(16,742)	(13,536)

Income tax provision	$35,473	$ 22,778	$ 11,932

          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and tax credit carryforwards. The Company maintains a valuation allowance against those deferred tax assets, which are more likely than not unrealizable. Significant items comprising the net deferred tax liability shown on the statement of financial position are:

	Years Ended March 31
	2001	2000
Deferred sales	$(19,291)	$(29,365)
Accelerated depreciation	(43,530)	(50,658)

Deferred income tax liabilities	(62,821)	(80,023)

Reserves for employee benefits	21,183	30,035
Environmental reserves	7,055	7,931
Research tax credits	15,782	25,178
Alternative minimum tax credit carryfoward	3,393	1,313
Other	3,251	10,244

Deferred income tax assets	50,664	74,701

Net deferred income tax liability	$(12,157)	$ (5,322)

Current deferred income tax asset	16,478	5,480
Noncurrent deferred income tax liability	(28,635)	(10,802)

Net deferred income tax liability	$(12,157)	$ (5,322)

          Realization of the Company’s deferred tax assets is dependent upon future reversals of existing taxable temporary differences. Although realization is not assured, the Company believes it is more likely than not that the recorded benefits will be realized through the reduction of future taxable income. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if there are differences in the timing or amount of future reversals of existing taxable temporary differences.

          Research tax credits available to offset future tax payments are $15,782, and begin to expire in 2006.

11.   Leases

          The Company leases land, buildings, and equipment under various operating leases, which generally have renewal options of one to five years. Rental expense was $16,658, $15,143, and $12,359, for the years ended March 31, 2001, 2000, and 1999, respectively.

Alliant Techsystems Inc.

Notes to the Consolidated Financal Statements (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

           Minimum rental commitments payable under noncancellable lease commitments outstanding at March 31, 2001 are $17,120, $16,249, $13,647, $14,789, and $15,327, respectively, for the fiscal years ending March 31, 2002, 2003, 2004, 2005 and 2006.

12.   Stockholders’ Equity

          The Company has authorized 5,000,000 shares of preferred stock, par value $1.00, none of which has been issued.

          The Company has authorized up to 7,741,529 shares to be granted under the 1990 Equity Incentive Plan and 2000 Stock Incentive Plan of which 192,341 were available at March 31, 2001, for future grants. Stock options are granted periodically, at the fair market value of the Company’s common stock on the date of grant, and are generally exercisable from one to three years from the date of grant. Restricted stock issued to non-employee directors and certain key employees totaled 95,207, 43,875, and 109,520, for the fiscal years ended March 31, 2001, 2000, and 1999, respectively. Restricted shares vest over periods of one to four years from the date of award. As of March 31, 2001, net restricted shares of up to 193,049 shares were reserved for certain key officers which will vest upon achievement of certain financial performance goals through fiscal 2003.

          As permitted by SFAS 123, “Accounting for Stock-Based Compensation,” the Company has elected to continue following the guidance of APB 25 for measurement and recognition of stock-based transactions with employees. Accordingly, compensation costs have not been recognized for the awards made to employees in the form of stock options. If compensation cost for the Company’s stock-based compensation plan had been determined based on the fair value at the grant dates for awards under the plan (consistent with the method provided in SFAS 123), the Company’s net income and earnings per share would have been reduced to the proforma amounts indicated below.

	Years Ended March 31
	2001	2000	1999
Net income
As reported	$67,921	$73,902	$50,813
Proforma	$63,362	$69,813	$47,633
Basic EPS
As reported	$ 3.28	$ 3.30	$ 1.89
Proforma	$ 3.06	$ 3.12	$ 1.77
Diluted EPS
As reported	$ 3.20	$ 3.24	$ 1.85
Proforma	$ 2.99	$ 3.06	$ 1.73

Alliant Techsystems Inc.

Notes to the Consolidated Financal Statements (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

           A summary of the Company’s stock option activity, which reflects a 3-for-2 stock split that became effective November 10, 2000 and a 3-for-2 stock split that became effective on September 7, 2001, is as follows:

	Years Ended March 31
	2001		2000		1999
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,067,390	$26.79	1,785,360	$24.17	1,646,510	$15.89
Granted	475,842	35.35	614,700	32.47	818,663	32.97
Exercised	(615,965)	19.58	(144,288)	13.88	(603,738)	13.75
Canceled	(24,007)	31.11	(188,382)	30.91	(76,075)	22.23

Outstanding at end of year	1,903,260	31.21	2,067,390	26.79	1,785,360	24.17
Options exercisable at year end	953,985	27.75	1,007,708	21.38	716,643	15.77

Weighted average fair value of Options granted during the year		$15.97		$14.93		$14.29

          The weighted average fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model and represents the difference between fair market value on the date of grant and the estimated market value on the expected exercise date. The following weighted average assumptions were used for grants:

	Years Ended March 31
	2001	2000	1999
Risk-free rate	5.8%	6.2%	5.1%
Expected volatility	29.4	29.4	29.4
Expected option life	7 years	7 years	7 years

          A summary of stock options outstanding at March 31, 2001 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares	Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$15 - $24	80,330	2.3 years	$14.3308	80,330	$14.3308
$25 - $34	238,560	4.5 years	20.2955	238,560	20.2955
$35 - $44	694,496	8.0 years	27.6473	326,171	27.8521
$45 - $54	343,875	7.8 years	36.5696	225,750	36.6327
$55 - $64	540,000	8.9 years	39.4452	83,175	37.5803
$65 - $84	—	—	—	—	—
$85 - $94	6,000	9.9 years	57.1533	—	—

          On December 15, 1998, the Company completed the repurchase of 3.825 million shares of its common stock at a price of $34.22 per share, or approximately $130 million in total. The repurchase occurred via the terms and conditions of a modified “Dutch auction” tender offer, and was financed under the Company’s 1998 Facilities.

Alliant Techsystems Inc.

Notes to the Consolidated Financal Statements (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

           In connection with the completion of the Dutch auction, the Company’s Board of Directors authorized the Company to repurchase up to an additional 2.475 million shares of its common stock, which was completed in the third quarter of fiscal 2000. On October 26, 1999 the Company’s Board of Directors authorized the Company to make additional share repurchases (over and above the 2.475 million shares previously authorized) of up to 2.25 million shares of its common stock. As of March 31, 2001 repurchases of 2.7 million shares have been made under the 4.65 million-share authorization program, aggregating approximately $73.8 million. Any authorized repurchases would be subject to market conditions and the Company’s compliance with its debt covenants. As of March 31, 2001, the Company’s debt covenants permit the Company to make “restricted payments” (as defined in the Company’s debt covenants) up to $50 million, which among other items, would allow payments for future stock repurchases.

          On October 24, 1997, the Company entered into an agreement with Hercules Incorporated, providing for the disposition of the 8.685 million shares of Company common stock then held by Hercules. The shares represented the stock issued by the Company in connection with the March 15, 1995, acquisition of the Hercules Aerospace Company operations from Hercules.

          Under the agreement with Hercules, during the quarter ended December 28, 1997, the Company registered for public offering approximately 6.255 million of the shares (previously unregistered) held by Hercules. The offering was completed on November 21, 1997. No new shares were issued in the offering, nor did the Company receive any proceeds from the offering. The remaining 2.475 million shares then held by Hercules became subject to a put/call arrangement by which Hercules could require the Company to purchase the shares, and the Company could likewise require Hercules to sell the shares to the Company during 1998. The price for shares purchased under the put/call arrangement was equal to the per share net proceeds realized by Hercules in the secondary public offering, $24.59. During February 1998, the Company did repurchase 609,750 shares for approximately $15 million. During fiscal 1999, the Company repurchased the remaining 1,829,250 shares, for approximately $45 million.

13.   Contingencies—Litigation

          We are subject to various legal proceedings, including lawsuits, which arise out of, and are incidental to, the conduct of our business. We have substantial U.S. Government contracts and are subject to defective pricing claims and cost accounting standards non-compliance claims by the U.S. Government. The prices in our U.S. Government contracts and subcontracts are subject to price adjustment. We believe that resolution of these claims and legal proceedings will not materially affect our financial condition or results of operations.

14.   Discontinued Operations

          Demilitarization Operations—During fiscal 1994, the Company entered into two joint ventures in Belarus and Ukraine, for the purpose of establishing demilitarization operations in those countries. In March 1996, Company management, after evaluating its strategic plans for the future, elected to discontinue its ownership of its foreign demilitarization businesses. Accordingly, the Company began actions to transfer ownership of the joint ventures to the host country governments, or their agents, and in the fourth quarter of fiscal 1996, the Company estimated and recorded a $6.2 million loss on disposal of discontinued operations (net of tax benefit of $4.2 million).

          During fiscal 1997, the Company stopped production efforts, and completed its withdrawal from the Belarus operation. In the fourth quarter of fiscal 1997, the Company reached agreement with the Ukrainian Government to transfer the Company’s interests in the operation to the Ukrainian Government after payment of a $19.8 million non-interest bearing long-term note receivable. In March 1998, as a result of the Company’s continued consideration and evaluation of the status of the underlying operations, as well as newly imposed export restrictions in the Ukraine and the increasing political instability in the region, Company management wrote off approximately $9.9 million, representing the remaining recorded value of the Company’s investment in that operation. During fiscal 1999, management continued to work with the Ukrainian Government to complete the Company’s exit from this business. However, given the political instability in the region and the lack of economic reforms, the Company believed that it would be unable to pursue an exit by sale of its interest in the operation. Consequently, in fiscal 1999, the Company began the process of removing and salvaging assets. During this process, the Company was prevented from physically recovering all of its assets. The Company attempted unsuccessfully to rectify the situation through discussions with the Ukrainian Government. In September 1999, it was determined that the Company’s interests would be covered as an insured loss under the Company’s political risk insurance policy. Accordingly, the Company received net proceeds on an insurance claim in the amount of $9.5 million (net of taxes of $0.1 million). The Company recorded this as a gain on disposal of discontinued operations.

15.   Environmental Remediation Liabilities

          We are subject to various local and national laws relating to protection of the environment. A number of our operating facilities are in various stages of investigation or remediation of potential, alleged, or acknowledged contamination. At March 31, 2001, the accrued liability for environmental remediation of $28.6 million represents our best estimate of the present value of the probable and reasonably estimable costs related to our known remediation obligations. It is expected that a portion of our environmental costs will be reimbursed to us. As collection of those reimbursements is estimated to be probable, we have recorded a receivable of $11.0 million, representing the present value of those reimbursements at March 31, 2001. This receivable primarily represents the expected reimbursement of costs associated with the Aerospace operations acquired from Hercules in March 1995, whereby we generally assumed responsibility for environmental compliance at these facilities. It is expected that much of the compliance and remediation costs associated with the acquired Aerospace facilities will be reimbursable under U.S. Government contracts, and that those environmental remediation costs not covered through such contracts will be covered by Hercules under various indemnification agreements, subject to our having appropriately notified Hercules of issues identified prior to the expiration of the stipulated notification periods which is either March 2000 or March 2005, depending on site ownership. We have performed environmental condition evaluations and notified Hercules of our findings for sites subject to the March 15, 2000 deadline and are planning to prepare a similar evaluation prior to the March 15, 2005 deadline. The accrual for environmental remediation liabilities and the associated receivable for reimbursement thereof, have been discounted to reflect the present value of the expected future cash flows, using a discount rate, net of estimated inflation, of approximately 4.5 percent. The following is a summary of the amounts recorded for environmental remediation at March 31, 2001:

	Accrued Environmental Liability	Environmental Costs— Reimbursement Receivable
Amounts (Payable)/Receivable	$(36,620)	$14,098
Unamortized Discount	7,974	(3,089)

Present Value of Amounts (Payable)/Receivable	$(28,646)	$11,009

          At March 31, 2001, the aggregate undiscounted amounts payable for environmental remediation costs, net of expected reimbursements, are estimated to be $4.0, $3.2, $1.4, $1.0, and $0.9 million for the fiscal years ending March 31, 2002, 2003, 2004, 2005, and 2006, respectively; estimated amounts payable thereafter total $12.0 million. Amounts payable/receivable in periods beyond fiscal 2002 have been classified as non-current on the March 31, 2001 balance sheet. At March 31, 2001, the estimated discounted range of reasonably possible costs of environmental remediation is between $28.6 and $47.0 million. We do not anticipate that resolution of the environmental contingencies in excess of amounts accrued, net of recoveries, will materially affect future operating results. There were no material insurance recoveries related to environmental remediations during fiscal 2001, 2000, or 1999.

16.   Supplemental Cash Flow Information

          Net income taxes paid in the fiscal years ended March 31, 2001, 2000, and 1999, totaled $19,316, $7,002, and $1,018, respectively. Amounts paid for interest were $32,566, $33,080, and $24,019 for fiscal 2001, 2000, and 1999, respectively. Amounts received for interest in those same periods were $1,038, $656, and $1,215, respectively. During fiscal 2001, we received $5.2 million in stock of the Chemring company relating to the sale of our Kilgore Flare business. This stock is classified as other current assets on the balance sheet as of March 31, 2001.

17.   Business Segment Information

          On April 1, 2001, the Company realigned its business operations, combining the Conventional Munitions and Defense Systems groups, and now has two operating segments: Aerospace and Defense. Segment information included in this section has been reclassified to reflect this realignment for all periods presented. These operating segments are defined by the Company’s management based on the management reporting and reporting used by the CEO beginning in the first quarter of fiscal 2002. The Aerospace operating segment designs, develops, and manufactures solid rocket propulsion systems for space, strategic, and tactical applications and composite structures for military and commercial aircraft, space launch vehicles, satellites, spacecraft and weapons systems. The Defense operating segment designs, develops, and manufactures small-, medium- and large-caliber ammunition, munitions propellants, commercial gunpowder, anti-tank systems, tactical barrier systems, precision-guided munitions, electronic warfare systems, infantry weapons systems, electro-mechanical and electronic fuzes and proximity sensors, and lithium batteries for military and aerospace applications.

          All of the Company’s operating segments derive the majority of their revenues from contracts with, and prime contractors to, the U.S. Government. The various U.S. Government customers exercise independent purchasing decisions, and sales to the U.S. Government generally are not regarded as constituting sales to one customer, but instead, each contracting entity is considered to be a separate customer. During fiscal 2001, approximately 76 percent of the Company’s sales were derived from contracts with the U.S. Government or U.S. Government prime contractors. U.S. Government contract sales were $872,813, $723,619, and $828,804 in fiscal years 2001, 2000, and 1999, respectively.

          During fiscal 2001, sales to Lockheed Martin and the Boeing Company represented approximately 16 and 15 percent, respectively, of the Company’s total revenue. While the majority of sales to these contractors is derived from rocket propulsion contracts in the Aerospace segment, the Defense segment also derives a portion of their revenues from sales to these contractors. During fiscal 2000, sales to Lockheed Martin and Boeing represented approximately 19 and 18 percent, respectively of the Company’s total sales. During fiscal 1999, sales to Lockheed Martin and Boeing represented approximately 20 and 13 percent, respectively, of total revenue.

Alliant Techsystems Inc.

Notes to the Consolidated Financal Statements (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

           The Company’s export sales to customers were $93.5 million, $110.8 million, and $61.8 million in fiscal years 2001, 2000, and 1999, respectively. Company sales to the United Kingdom comprised $35.9 million of the total fiscal 2001 export sales, representing a decrease of $34.4 million compared to fiscal 2000. Also, sales to Turkey and Germany were $21.8 million and $0.7 million, respectively in fiscal 2001 compared to $6.6 million and $3.8 million in fiscal 2000. The increase in export sales in fiscal 2001 and 2000 is primarily due to increased production volume on an anti-tank munitions contract in the Defense segment.

          The following summarizes the Company’s results, by operating segment, in fiscal years 2001, 2000, and 1999:

	Year Ended March 31, 2001
	Aerospace	Defense	Corporate	Total
Revenue
External customers	$470,020	$671,929	$ —	$1,141,949
Intercompany	35,634	2,110	(37,744)	—

Total	505,654	674,039	(37,744)	1,141,949
Capital expenditures	11,497	13,258	—	24,755
Depreciation	27,841	8,692	—	36,533
Amortization	3,482	3,378	1,587	8,447
Interest	(34,300)	(15,599)	17,199	(32,700)
Income from continuing operations before income taxes	46,534	44,727	12,133	103,394
Long-lived assets	319,618	97,045	4,262	420,925
Total assets	423,533	252,644	203,327	879,504

	Year Ended March 31, 2000
	Aerospace	Defense	Corporate	Total
Revenue
External customers	$510,858	$566,662	$ —	$1,077,520
Intercompany	19,043	643	(19,686)	—

Total	529,901	567,305	(19,686)	1,077,520
Capital expenditures	27,815	17,758	—	45,573
Depreciation	28,378	11,011	—	39,389
Amortization	3,426	3,419	1,588	8,433
Interest	(30,810)	(16,966)	14,433	(33,343)
Income from continuing operations before income taxes	52,456	18,317	16,457	87,230
Long-lived assets	339,857	80,907	46,512	467,276
Total assets	467,772	230,735	207,477	905,984

Alliant Techsystems Inc.

Notes to the Consolidated Financal Statements (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

	Year Ended March 31, 1999
	Aerospace	Defense	Corporate	Total
Revenue
External customers	$462,199	$628,239	$ —	$1,090,438
Intercompany	6,897	189	(7,086)	—

Total	469,096	628,428	(7,086)	1,090,438
Capital expenditures	24,613	19,077	—	43,690
Depreciation	26,439	12,021	—	38,460
Amortization	3,077	3,168	1,180	7,425
Interest	(30,141)	(14,666)	21,291	(23,516)
Income from continuing operations before income taxes	45,176	19,254	15,117	79,547
Long-lived assets	343,814	74,856	53,398	472,068
Total assets	455,580	230,169	208,569	894,318

           As previously described, the Company’s two operating segments are Aerospace and Defense. In addition, certain administrative functions are primarily managed by the Company at the corporate headquarters level (“Corporate”). Some examples of such functions are human resources, pension and post-retirement benefits, legal, tax, and treasury. Significant assets and liabilities managed at Corporate include those associated with debt, pension and post-retirement benefits, environmental liabilities, and income taxes. As the Company’s results of operations are substantially all earned in the United States for federal tax purposes, substantially all of the Company’s deferred tax assets and liabilities reflect temporary basis differences between U.S. tax regulations and generally accepted accounting practices. A capital-employed charge (interest expense) is allocated to each operating segment based on net assets employed, using a 9.0 percent rate in fiscal 2001 and an 8.0 percent rate in fiscal 2000, which approximates the Company’s overall borrowing rate. Refer to the tables above for a breakout of interest by business segment. EBT results at Corporate were primarily reflective of the Company’s 9.0 and 8.0 percent charge to the Company’s operating segments for capital employed, as discussed above. Net capital employed at Corporate is historically a negative number (i.e., a net liability) due primarily to the fact that certain significant liabilities are accounted for at Corporate, including accrued post-retirement benefits, taxes, and environmental liabilities.

          Long-lived assets held at the operating segment level primarily reflect property, plant and equipment, goodwill, and capitalized debt issuance costs. Pension and post-retirement benefit expenses are allocated to each operating segment based on relative headcount and types of benefits offered in each respective segment. Environmental expenses are allocated to each operating segment based on the origin of the underlying environmental cost. Transactions between operating segments are recorded at the segment level, consistent with the Company’s financial accounting policies. Intercompany balances and transactions are eliminated at the Company’s consolidated financial statements level. These eliminations are shown above in “Corporate.”

18.   Subsequent Events

          On April 20, 2001, the Company acquired Alcoa Inc.’s (Alcoa) Thiokol Propulsion business (Thiokol) for $685 million in cash. During the quarter ended September 30, 2001, an additional payment of $15 million was made to Alcoa as a purchase price adjustment. A final purchase price adjustment payment of $8.3 million was made on November 5, 2001. The Company used the purchase method of accounting to account for the acquisition. The purchase price was allocated to the assets and liabilities of Thiokol based on fair value. This allocation is preliminary and is subject to further adjustment. The excess purchase price over estimated fair value of the net assets acquired was recorded as goodwill and will be amortized over 40 years.

Alliant Techsystems Inc.

Notes to the Consolidated Financal Statements (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

           In connection with the acquisition of Thiokol, the Company entered into bank credit facilities totaling $1,050 million (the “New Facilities”). The New Facilities, which refinanced the Company’s previously existing 1998 Facilities, have a six-year revolving credit facility of $250 million, a $300 million six-year Tranche A term loan, and a $500 million eight-year Tranche B term loan. Interest charges under the $250 million revolving credit facility and the $300 million Tranche A term loan are at the London Inter-Bank Offering Rate (LIBOR), plus 2.75 percent. Interest charges under the $500 million Tranche B term loan are at LIBOR plus 3.00 percent. All interest charges are subject to change as changes occur in market conditions and in the Company’s financial performance. Borrowings under the New Facilities are subject to financial leverage covenants, as well as other customary covenants (e.g., restrictions on additional indebtedness and liens, sales of assets, and limitations on certain restricted payments, including dividends and stock repurchases). In addition, we also obtained bridge financing of $125 million, 12.51 percent senior subordinated debt. Fees associated with this refinancing were approximately $30 million and will be amortized to interest expense over the term of the New Facilities. The proceeds from the New Facilities were used to repay $277 million of the Company’s existing debt.

          On May 9, 2001, we issued $400 million, 8.50 percent Senior Subordinated Notes due 2011, subject to certain restrictions and covenants. The proceeds were used to repay the $125 million, 12.51 percent senior subordinated debt, $195.7 million of the Tranche A credit facility, and approximately $65 million of initial revolver borrowings.

          As a result of these two financing activities, approximately $10 million (net of $7 million in taxes) of debt issuance costs, $4 million relating to existing debt, and $6 million relating to the new debt will be written-off and recorded as an extraordinary loss from early retirement of debt in the first quarter of fiscal 2002.

          During the first quarter of fiscal 2002, the Company recorded a $4.7 million loss on disposal of discontinued operations (net of $2.9 million in taxes) due to litigation related to the Company’s former marine systems operations.

          On November 6, 2001, the Company reached a definitive agreement to acquire the Sporting Equipment Group (SEG) of Blount International, Inc. for stock with a fair value of approximately $250 million, subject to adjustment, plus a nominal amount of cash. SEG had net assets of approximately $230 million as of September 30, 2001. Any goodwill resulting from the purchase price allocation will not be amortized, in accordance with SFAS 142, Goodwill and Other Intangible Assets. The transaction, which has been approved by the boards of both companies, is expected to close by the end of the Company’s fiscal 2002 third quarter, subject to customary regulatory approvals.

Alliant Techsystems Inc.

Notes to the Consolidated Financal Statements (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

19.   Supplemental Guarantor Financial Information

          The Company’s $400 million, 8.50 percent Senior Subordinated Notes (the Notes) are guaranteed by certain domestic subsidiaries of the Company. Each of the guarantors will jointly and severally irrecovably and unconditionally guarantee, on an unsecured senior subordinated basis, payment on the notes.

          The following condensed consolidating information presents condensed consolidating financial statements as of March 31, 2001 and 2000 and for the three years in the period ended March 31, 2001, of Alliant Techsystems Inc.-the parent company, the guarantor subsidiaries (on a combined basis), the non-guarantor subsidiaries (on a combined basis), and elimination entries necessary to combine such entities on a consolidated basis. Separate financial statements and other disclosures concerning the guarantor subsidiaries are not presented because management has determined that such information would not be material to holders of the notes.

Income Statement Consolidating Schedule
Year ended March 31, 2001

	Parent Company	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Total
Sales		$1,037,054	$144,002	$(39,107)	$1,141,949
Cost of sales	$ 2,700	836,374	111,341	(44,841)	905,574

Gross margin	(2,700)	200,680	32,661	5,734	236,375
Operating activities:
Research and development		10,191	1,384		11,575
Selling		22,162	2,210		24,372
General and administrative	2,657	54,824	7,321	(468)	64,334

Total operating activities	2,657	87,177	10,915	(468)	100,281

Income from operations before interest and income taxes	(5,357)	113,503	21,746	6,202	136,094
Interest expense		(27,407)	(6,331)		(33,738)
Interest income	1,025	13	13,198	(13,198)	1,038

Income before income taxes	(4,332)	86,109	28,613	(6,996)	103,394
Income tax provision	(1,306)	29,543	9,869	(2,633)	35,473

Net income	$(3,026)	$ 56,566	$ 18,744	$ (4,363)	$ 67,921

Alliant Techsystems Inc.

Notes to the Consolidated Financal Statements (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

Income Statement Consolidating Schedule
Year Ended March 31, 2000

	Parent Company	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Total
Sales		$987,081	$111,325	$(20,886)	$1,077,520
Cost of sales	$ 1,000	798,850	88,661	(27,078)	861,433

Gross margin	(1,000)	188,231	22,664	6,192	216,087
Operating activities:
Research and development		9,212	1,965		11,177
Selling	700	23,162	1,326		25,188
General and administrative	3,481	47,924	8,117	(373)	59,149

Total operating activities	4,181	80,298	11,408	(373)	95,514

Income from operations before interest and income taxes	(5,181)	107,933	11,256	6,565	120,573
Interest expense		(27,539)	(6,460)		(33,999)
Interest income	632	24	10,884	(10,884)	656

Income before income taxes	(4,549)	80,418	15,680	(4,319)	87,230
Income tax provision	(1,212)	20,999	4,470	(1,479)	22,778

Income from continuing operations	(3,337)	59,419	11,210	(2,840)	64,452
Gain on discontinued operations	9,450				9,450

Net income	$ 6,113	$ 59,419	$ 11,210	$ (2,840)	$ 73,902

Income Statement Consolidating Schedule
Year Ended March 31, 1999

	Parent Company	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Total
Sales		$966,259	$132,545	$(8,366)	$1,090,438
Cost of sales	$ 3,600	784,164	107,371	(7,923)	887,212

Gross margin	(3,600)	182,095	25,174	(443)	203,226
Operating activities:
Research and development	41	7,428	1,405		8,874
Selling	335	30,705	478		31,518
General and administrative	1,866	52,581	5,384	(60)	59,771

Total operating activities	2,242	90,714	7,267	(60)	100,163

Income from operations before interest and income taxes	(5,842)	91,381	17,907	(383)	103,063
Interest expense		(20,149)	(4,582)		(24,731)
Interest income	1,197	18	74	(74)	1,215

Income before income taxes	(4,645)	71,250	13,399	(457)	79,547
Income tax provision	(696)	10,687	2,101	(160)	11,932
Extraordinary loss on early extinguishment of debt, net of income taxes		(13,689)	(3,113)		(16,802)

Net income	$(3,949)	$ 46,874	$ 8,185	$ (297)	$ 50,813

Alliant Techsystems Inc.

Notes to the Consolidated Financal Statements (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

Balance Sheet Consolidating Schedule
As of March 31, 2001

	Parent Company	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$ 24,580	$ 10	$ 2,573		$ 27,163
Receivables		176,257	38,701	$ (234)	214,724
Net inventory		52,704	1,198	234	54,136
Deferred income tax asset (liability)	559	(12,650)	28,569		16,478
Other current assets	16,943	2,579	800		20,322

Total current assets	42,082	218,900	71,841	—	332,823
Net property, plant, and equipment	8,557	286,778	7,853		303,188
Goodwill		101,681	16,056		117,737
Prepaid and intangible pension assets	106,048				106,048
Deferred charges and other non-current assets	11,992	4,534	119,001	(115,819)	19,708

Total assets	$ 168,679	$611,893	$214,751	$(115,819)	$ 879,504

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt		$ 56,228	$ 12,972		$ 69,200
Accounts payable	$ 8,323	58,013	5,422		71,758
Contract advances and allowances		30,907	3,587		34,494
Accrued compensation	7,523	30,647	317		38,487
Accrued income taxes	(377)	8,535	3,715		11,873
Other accrued liabilities	38,905	22,312	4,934		66,151

Total current liabilities	54,374	206,642	30,947	—	291,963
Long-term debt		168,935	38,974		207,909
Post-retirement and post-employment benefits liability	35,046		73,157		108,203
Other long-term liabilities	55,777		17,320		73,097

Total liabilities	145,197	375,577	160,398	—	681,172
Contingencies
Common stock	177		208	$ (200)	185
Additional paid-in-capital	231,598		54,592	(54,592)	231,598
Retained earnings	124,827	110,262	35,436	(5,345)	265,180
Corporate investment	(34,489)	126,054	(35,883)	(55,682)	—
Unearned compensation	(3,854)				(3,854)
Other comprehensive income	(6,140)				(6,140)
Common stock in treasury, at cost	(288,637)				(288,637)

Total stockholders’ equity	23,482	236,316	54,353	(115,819)	198,332

Total liabilities and stockholders’ equity	$ 168,679	$611,893	$214,751	$(115,819)	$ 879,504

Alliant Techsystems Inc.

Notes to the Consolidated Financal Statements (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

Balance Sheet Consolidating Schedule
As of March 31, 2000

	Parent Company	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$ 43,018	$ 30	$ 2,717		$ 45,765
Receivables	4,495	221,624	19,063	$ (301)	244,881
Net inventory		53,328		301	53,629
Deferred income tax asset (liability)	1,483	(25,992)	29,989		5,480
Other current assets	(652)	498	1,449		1,295

Total current assets	48,344	249,488	53,218	—	351,050
Net property, plant, and equipment	12,731	308,129	14,768		335,628
Goodwill		108,190	16,528		124,718
Prepaid and intangible pension assets	80,877				80,877
Deferred charges and other non-current assets	5,590	5,670	119,509	(117,058)	13,711

Total assets	$ 147,542	$671,477	$204,023	$(117,058)	$ 905,984

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt		$ 43,529	$ 12,121		$ 55,650
Line of credit borrowings	$ 49,000				49,000
Accounts payable	8,041	63,680	6,261		77,982
Contract advances and allowances	5,000	64,026	2,656		71,682
Accrued compensation	7,498	25,240	231		32,969
Accrued income taxes	(359)	6,263	1,526		7,430
Other accrued liabilities	39,586	17,070	5,224		61,880

Total current liabilities	108,766	219,808	28,019	—	356,593
Long-term debt		216,754	60,355		277,109
Post-retirement and post-employment benefits liability	41,032		77,105		118,137
Other long-term liabilities	20,926		18,272		39,198

Total liabilities	170,724	436,562	183,751	—	791,037
Contingencies
Common stock	131		208	$ (200)	139
Additional paid-in-capital	236,416		54,595	(54,595)	236,416
Retained earnings	72,417	106,343	20,413	(1,914)	197,259
Corporate investment	(13,279)	128,572	(54,944)	(60,349)	—
Unearned compensation	(2,520)				(2,520)
Other comprehensive income	(3,768)				(3,768)
Common stock in treasury, at cost	(312,579)				(312,579)

Total stockholders’ equity	(23,182)	234,915	20,272	(117,058)	114,947

Total liabilities and stockholders’ equity	$ 147,542	$671,477	$204,023	$(117,058)	$ 905,984

Alliant Techsystems Inc.

Notes to the Consolidated Financal Statements (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

Statement of Cash Flows Consolidating Schedule
Year Ended March 31, 2001

	Parent Company	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Total
Operating Activities
Net income	$ (3,026)	$ 56,566	$ 18,744	$(4,363)	$ 67,921
Adjustments to net income to arrive at cash provided by operations:
Depreciation	2,028	34,037	468		36,533
Amortization of intangible assets and unearned compensation	4,533	3,442	472		8,447
Deferred income tax	9,999		1,715		11,714
Loss (gain) on disposal of property	57	(308)			(251)
Changes in assets and liabilities:
Receivables	4,495	45,367	(19,638)	(67)	30,157
Inventory		624	(1,198)	67	(507)
Accounts payable	282	(5,667)	(839)		(6,224)
Contract advances and allowances	(5,000)	(33,119)	931		(37,188)
Accrued compensation	25	5,407	86		5,518
Accrued income taxes	(18)	2,272	2,189		4,443
Accrued environmental liability	(1,239)		(952)		(2,191)
Pension and post-retirement benefits	(25,448)		(3,948)		(29,396)
Other assets and liabilities	(14,183)	(9,996)	10,969	(1,146)	(14,356)

Cash (used for) provided by operating activities	(27,495)	98,625	8,999	(5,509)	74,620

Investing Activities
Capital expenditures	(1,040)	(19,053)	(4,662)		(24,755)
Acquisition of business	(1,400)				(1,400)
Proceeds from sale of operations		17,800			17,800
Proceeds from the disposition of property, plant, and equipment	9,196	513			9,709

Cash provided by (used for) investing activities	6,756	(740)	(4,662)	—	1,354

Financing Activities
Corporate cash advances, net	41,007	(52,699)	6,183	5,509	—
Net borrowings payments on line of credit	(49,000)				(49,000)
Payments made on bank debt		(45,206)	(10,444)		(55,650)
Dividends from subsidiary (to parent)	220		(220)		—
Net purchase of treasury shares	(2,002)				(2,002)
Proceeds from exercised stock options	12,076				12,076

Cash provided by (used for) financing activities	2,301	(97,905)	(4,481)	5,509	(94,576)

Decrease in cash and cash equivalents	(18,438)	(20)	(144)	—	(18,602)
Cash and cash equivalents at beginning of period	43,018	30	2,717		45,765

Cash and cash equivalents at end of period	$ 24,580	$ 10	$ 2,573	$ —	$ 27,163

Alliant Techsystems Inc.

Notes to the Consolidated Financal Statements (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

Statement of Cash Flows Consolidating Schedule
Year Ended March 31, 2000

	Parent Company	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Total
Operating Activities
Net income	$ 6,113	$ 59,419	$11,210	$(2,840)	$ 73,902
Adjustments to net income to arrive at cash provided by operations:
Depreciation	(668)	40,014	43		39,389
Amortization of intangible assets and unearned compensation	3,865	4,096	472		8,433
Deferred income tax	20,477		918		21,395
(Gain) loss on disposal of property	(4,400)	2,510			(1,890)
Changes in assets and liabilities:
Receivables	1,118	(4,167)	(8,333)		(11,382)
Inventory	1,471	(11,330)	1,128	(868)	(9,599)
Accounts payable	(10,827)	(1,725)	(3,457)		(16,009)
Contract advances and allowances	(2,700)	23,728	1,198		22,226
Accrued compensation	1,777	(863)	(378)		536
Accrued income taxes	(260)	(5,259)	(126)		(5,645)
Accrued environmental liability	(1,254)		(262)		(1,516)
Pension and post-retirement benefits	(11,495)		(2,360)		(13,855)
Other assets and liabilities	5,668	(905)	(229)	(183)	4,351

Cash provided by (used for) operating activities	8,885	105,518	(176)	(3,891)	110,336

Investing Activities
Capital expenditures	(970)	(38,802)	(5,801)		(45,573)
Acquisition of business	(1,600)				(1,600)
Proceeds from the disposition of property, plant, and equipment	1,674	(43)			1,631

Cash used for investing activities	(896)	(38,845)	(5,801)	—	(45,542)

Financing Activities
Corporate cash advances, net	19,017	(37,357)	14,449	3,891	—
Net borrowings on line of credit	49,000				49,000
Payments made on bank debt		(31,374)	(7,360)		(38,734)
Proceeds from issuance of long term debt	29,000				29,000
Contributed surplus paid (to subsidiary) from parent	(220)		220		—
Net purchase of treasury shares	(81,276)				(81,276)
Proceeds from exercised stock options	1,903				1,903

Cash provided by (used for) financing activities	17,424	(68,731)	7,309	3,891	(40,107)

Increase in cash and cash equivalents	25,413	(2,058)	1,332	—	24,687
Cash and cash equivalents at beginning of period	17,605	2,088	1,385		21,078

Cash and cash equivalents at end of period	$ 43,018	$ 30	$ 2,717	$ —	$ 45,765

Alliant Techsystems Inc.

Notes to the Consolidated Financal Statements (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

Statement of Cash Flows Consolidating Schedule
Year Ended March 31, 1999

	Parent Company	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Total
Operating Activities
Net income	$ (3,949)	$ 46,874	$ 8,185	$(297)	$ 50,813
Adjustments to net income to arrive at cash provided by operations:
Depreciation	(1,089)	39,522	27		38,460
Amortization of intangible assets and unearned compensation	2,073	4,880	472		7,425
Deferred income tax	2,548		160		2,708
Extraordinary loss on early extinguishment of debt, net of taxes		13,689	3,113		16,802
Loss on disposal of property	52	320			372
Changes in assets and liabilities:
Receivables	(5,881)	(22,036)	5,186	(853)	(23,584)
Inventory		4,178	11	853	5,042
Accounts payable	3,809	11,009	(898)		13,920
Contract advances and allowances		(16,320)	1,458		(14,862)
Accrued compensation	3,703	(3,083)	(462)		158
Accrued income taxes	(308)	4,732	859		5,283
Accrued restructuring and facility consolidation	(2,637)				(2,637)
Accrued environmental liability	(919)				(919)
Pension and post-retirement benefits	(22,691)				(22,691)
Other assets and liabilities	(15,003)	15,980	(2,119)	564	(578)

Cash (used for) provided by operating activities	(40,292)	99,745	15,992	267	75,712

Investing Activities
Capital expenditures	(468)	(36,069)	(7,153)		(43,690)
Acquisition of business	(1,100)				(1,100)
Proceeds from the disposition of property, plant, and equipment	63	978			1,041

Cash used for investing activities	(1,505)	(35,091)	(7,153)	—	(43,749)

Financing Activities
Corporate cash advances, net	192,800	(161,608)	(30,925)	(267)	—
Payments made on bank debt		(39,636)	(9,012)		(48,648)
Payments made to extinguish high yield debt		(133,284)	(30,306)		(163,590)
Proceeds from issuance of long-term debt		279,045	63,448		342,493
Payments made for debt issue costs		(7,422)	(1,688)		(9,110)
Contributed surplus paid (to subsidiary) from parent	(280)		280		—
Net purchase of treasury shares	(209,290)				(209,290)
Proceeds from exercised stock options	8,300				8,300

Cash used for financing activities	(8,470)	(62,905)	(8,203)	(267)	(79,845)

(Decrease) increase in cash and cash equivalents	(50,267)	1,749	636	—	(47,882)
Cash and cash equivalents at beginning of period	67,872	339	749	—	68,960

Cash and cash equivalents at end of period	$ 17,605	$ 2,088	$ 1,385	$ —	$ 21,078

Alliant Techsystems Inc.

Notes to the Consolidated Financal Statements (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

20.   Quarterly Financial Data (Unaudited)

          Quarterly financial data is summarized for the years ended March 31, 2001 and 2000 as follows:

	Fiscal Year 2001 Quarter Ended
	July 2	Oct. 1	Dec. 31	Mar. 31
Sales	$270,084	$271,619	$276,349	$323,897
Gross margin	53,593	55,569	60,737	66,476
Income from continuing operations	14,965	16,083	17,725	19,148
Basic earnings per share before discontinued operations and extraordinary loss	0.73	0.78	0.86	0.91
Diluted earnings per share before discontinued operations and extraordinary loss	0.72	0.77	0.83	0.88

Net income	14,965	16,083	17,725	19,148
Basic earnings per share	0.73	0.78	0.86	0.91
Diluted earnings per share	0.72	0.77	0.83	0.88

	Fiscal Year 2000 Quarter Ended
	July 4	Oct. 3	Jan. 2	Mar. 31
Sales	$272,721	$252,789	$244,407	$307,603
Gross margin	54,350	53,957	54,261	53,519
Income from continuing operations	14,601	15,997	16,486	17,368
Basic earnings per share before discontinued operations and extraordinary loss	0.63	0.69	0.74	0.83
Diluted earnings per share before discontinued operations and extraordinary loss	0.62	0.68	0.73	0.82

Net income	14,601	25,447	16,486	17,368
Basic earnings per share	0.63	1.11	0.74	0.83
Diluted earnings per share	0.62	1.08	0.73	0.82

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3,048,780 Shares

Alliant Techsystems Inc.

Common Stock

PROSPECTUS
                , 2001

LEHMAN BROTHERS

CREDIT SUISSE FIRST BOSTON

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

          The following are expenses incurred or to be incurred by us in connection with this offering. All of these expenses are estimated, except for the Securities and Exchange Commission registration fee and NASD fee.

Securities and Exchange Commission registration fee	$71,875
NASD fee	29,250
Blue Sky fees and expenses	*
Printing expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous	*

Total	$ *

*	To be supplied by amendment.

          We have agreed with the selling stockholder that we will pay up to $5 million of the expenses of this offering, including underwriting discounts, and the selling stockholder will pay all other expenses.

Item 15.    Indemnification of Directors and Officers

          Section 145 of the Delaware General Corporation Law grants us the power to indemnify our officers and directors, under certain circumstances and subject to certain conditions and limitations as stated therein, against all expenses and liabilities incurred by or imposed upon them as a result of suits brought against them as such officers and directors if they act in good faith and in a manner they reasonably believe to be in or not opposed to the best interests of our company, and, with respect to any criminal action or proceeding, have no reasonable cause to believe their conduct was unlawful.

          Article IX of our By-Laws provides, among other things, that we shall, under certain circumstances and subject to certain conditions and limitations stated therein, indemnify any current or former director, officer, employee or agent thereof for expenses including attorneys’ fees, judgments, fines and settlements actually and reasonably incurred by such person for any action, suit or proceeding to which such person is made a party by reason of such person’s position with us or while acting as an agent on behalf of us if, in connection with such action, suit or proceeding, such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of us, and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe such person’s conduct was unlawful. Such rights of indemnification are not deemed exclusive of any other right available to the individual under any policy of insurance, agreement, statute or otherwise.

          We also purchase and maintain directors’ and officers’ liability insurance and corporate reimbursement policies insuring directors and officers against loss arising from claims made arising out of the performance of their duties. In addition, we have indemnification agreements with each of our directors and officers that, among other things, require us to indemnify such individuals to the fullest extent permitted by law.

Item 16.    Exhibits

          The following exhibits are filed with this registration statement unless the exhibit number is followed by an asterisk (*) or double asterisk (**). A single asterisk (*) identifies exhibits that are incorporated by reference from the document listed. A double asterisk (**) identifies exhibits that will be filed by amendment. The applicable Securities and Exchange Commission File Number is 1-10582 unless otherwise indicated.

Exhibit Number	Description of Exhibit (and document from which incorporated by reference, if applicable)
1.1**	Underwriting Agreement
4.1*	Form of Certificate for Common Stock, par value $.01 per share (Exhibit 4.1 to Amendment No. 1 to the Form 10 Registration Exhibit filed with the Securities and Exchange Commission on July 20, 1990).
5.1**	Opinion of Dorsey & Whitney LLP.
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Ernst & Young LLP
23.3**	Consent of Dorsey & Whitney LLP (included in exhibit 5.1)
24.1	Power of Attorney (previously filed)

Item 17.    Undertakings.

          The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

(1)
For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, Alliant Techsystems Inc. certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on November 26, 2001.

ALLIANT TECHSYSTEMS INC .

/S / ERIC S. RANGEN
By:

Eric S. Rangen
Chief Financial Officer

          Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-3 has been signed below by the following persons in the capacities indicated on November 26, 2001.

Signature	Title

*	Director, Chairman of the Board and Chief Executive Officer

Paul David Miller	(Principal Executive Officer)

*	Vice President and Chief Financial Officer

Eric S. Rangen	(Principal Financial Officer and Principal Accounting Officer)

*	Director and President

Scott S. Meyers

*	Director

Frances D. Cook

*	Director

Gilbert F. Decker

*	Director

Thomas L. Gossage

*	Director

Jonathan G. Guss

*	Director

David E. Jeremiah

*	Director

Joseph P. Mazzella

*	Director

Robert W. RisCassi

*	Director

Michael T. Smith

*By:
/S / ERIC S. RANGEN

Eric S. Rangen
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Ernst & Young LLP